1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April 2005

MTR CORPORATION LIMITED
(地鐵有限公司)

(Exact Name of the Registrant as Specified in its Charter)

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

EXHIBIT INDEX ON P. 3

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company's business, including its railway operations and property operations, such factors include, among others, the following:

- general political, social and economic conditions in Hong Kong and elsewhere in Asia;
- the level of interest rates prevailing in Hong Kong;
- accidents and natural disasters;
- the terms on which the Company finances its working capital and capital expenditure requirements;
- the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;
- changes in the fares for the Company's services;
- competition from alternative modes of transportation, in particular franchised buses and public light buses;
- the Company's ability to complete property developments on time and within budget;
- competition from other property developments;
- the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government");
- the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change);
- the Government's policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change);
- the possible merger of the Company with the Kowloon-Canton Railway Corporation; and
- other factors beyond the Company's control.

P.5

EXHIBITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited

Date: April 28, 2005

By: ______________________________

Name: Lila Fong
Title: Legal Manager – Secretarial

地鐵公司
MTR Corporation

Annual report 2004


中環站
Central Station

1995

> The Agreement for the Design, Construction, Financing and Operation of the Airport Railway was signed with the Government.

> The first consultancy assignment was signed in China for training services to the Guangzhou Metro for a period of four years.

1997

> MTR and other transport firms launched the Octopus Contactless Smart Card, which has since become the most popular payment method on public transport and for an increasing range of day-to-day expenses.



> The re-development of MTR Corporation Headquarters Building and development of Telford Plaza II above Kowloon Bay Station and Depot were completed.

1998

> The Tung Chung Line was opened on 22 June, extending MTR services to Lantau Island through West Kowloon and Tsing Yi.

> On 6 July, the Airport Express began service, transporting passengers between the Hong Kong International Airport at Chek Lap Kok and Central in 23 minutes.


MTR Corporation
Airport Railway Opening Ceremony

> The MTR Art in Stations programme was launched to enhance the travelling environment for passengers and promote local arts.

1999

> Completion of Maritime Square and Tierra Verde at Tsing Yi Station marked the creation of our "second generation" integrated developments.

2000

> In October, the successful initial public offering of MTR shares attracted a total demand of over HK$160 billion from retail and institutional investors in Hong Kong and overseas. This represented an oversubscription of 17.4 times for a HK$9.4 billion offering and created a shareholder base of over 600,000 at the time of listing.

2002

> The Hong Kong SAR Government announced a feasibility study on a possible merger between the Company and KCRC in June.

> In July, the Company signed the project agreement with the Government for the design, construction, financing and operation of the Disneyland Resort Line (then Penny's Bay Rail Link) to serve the future Hong Kong Disneyland. Construction started in the same month.

> The Tseung Kwan O Line, the Company's fifth MTR line, officially commenced service four months ahead of schedule on 18 August, providing an efficient and reliable train service to residents of the Tseung Kwan O district.



2003

> In November, the Company signed the overall project agreement with the Government for the Tung Chung Cable Car, which will link Tung Chung with Ngong Ping and the nearby Big Buddha Statue and Po Lin Monastery, creating a major new tourist and leisure landmark.

> The landmark 88-storey Two International Finance Centre, Hong Kong's tallest and most prestigious office building was completed, adding to MTR's investment and property management portfolio.



2004

> On 24 February, the Government announced its decision to invite the Company and KCRC to commence discussions on a possible merger for which a joint report was submitted to the Government on 16 September.

> The Company entered into an Agreement in Principle for a Build-Operate-Transfer project with the Shenzhen Municipal People's Government for Phase 2 of Line 4 and to operate the whole of Line 4 of the proposed Shenzhen Metro System.

> The Company entered into an Agreement in Principle to form a Public-Private-Partnership with Beijing Infrastructure Investment Co. Ltd and Beijing Capital Group for the investment, construction and operation of the Beijing Metro Line 4.

> MTR achieved patronage volume of 2.72 million on 17 December, the highest recorded on a single, regular 19-hour service day, and a record Christmas Eve patronage of 3.38 million passengers.

> In December, MTR was awarded the "Good People Management Award 2004" by the Hong Kong Labour Department. This is the third consecutive time the Company has won this award, an achievement that testifies to MTR's outstanding achievements in good management practice and the successful labour-management partnership over 25 years.

25 years of serving Hong Kong and beyond

1975
> Mass Transit Railway Corporation was established on 26 September to build and operate a mass transit railway system for Hong Kong, based on prudent commercial principles.

1979
> On 30 September, the then Governor, Sir Murray Maclehose, officiated at the opening ceremony of MTR. The then Modified Initial System (now part of the Kwun Tong Line) commenced public service on 1 October and carried 285,000 passengers on the first day of operation.



1980
> The full Modified Initial System (from Central Station to Kwun Tong Station) was opened seven weeks ahead of schedule and Her Royal Highness Princess Alexandra officiated at the opening ceremony on 12 February.

> Completion of Telford Gardens and Telford Plaza I above Kowloon Bay Station and Depot, marked the creation of MTR's "first generation" integrated railway and property developments, and the start of our management of MTR properties along Kwun Tong and Tsuen Wan lines.

1982
> The Tsuen Wan Line was officially opened on 10 May, seven months ahead of schedule and considerably below budget. The then acting Governor, Sir Philip Haddon-Cave, officiated at the opening ceremony.

1984
> The Company obtained its first short-term credit ratings from Standard & Poor's (S&P) and Moody's, an important recognition that helped access funding from the international capital markets.

> MTR and Kowloon-Canton Railway Corporation (KCRC) joined hands to launch Common Stored Value Tickets in mid-October.

1985
> On 31 May, the Island Line operating from Chai Wan Station to Admiralty Station commenced service and the then Governor, Sir Edward Youde, officiated at the opening ceremony.



1986
> The last section of the Island Line was opened on 23 May.



1988
> The Company secured its first long-term credit ratings from Moody's and S&P, at par with the sovereign ratings of the Hong Kong Government.

1989
> The Eastern Harbour Rail crossing was opened on 5 August, providing passengers a much-needed alternative for crossing Victoria Harbour.



Vision

To be a world class enterprise, growing in Hong Kong and beyond, focusing on rail, property and related businesses

Mission

> Provide excellent value to our Customers, enhancing their quality of life, and contributing to development of the communities in which we operate

> Provide opportunities for employees to grow and prosper with the Company and reward our investors

> Develop the rail network as the backbone of public transport in Hong Kong

> Grow in Mainland China and capture opportunities in Europe by building on our core competencies

---

Onwards, Upwards and Outwards

MTR is always on the move

> to new ways of thinking and delivering our services

> to higher levels of operational and financial performance

> to a world of business opportunities at home and abroad



contents

Milestones 2004


MTR
Safety Game
Start
How to play

January

> The Secretary for Environment, Transport and Works presented commendation letters to MTR staff in recognition of their handling of the arson attack on board an MTR train.

> The Group successfully launched a US$600 million 10-year bond with near three times over-subscription.

> The Company entered into an Agreement in Principle for a Build-Operate-Transfer project with the Shenzhen Municipal People's Government for Phase 2 of Line 4 and to operate the whole of Line 4 of the proposed Shenzhen Metro System.

February

> A Ground Breaking Ceremony marked the official commencement of construction of the Tung Chung Cable Car.

> The Government announced its decision to invite the Company and the Kowloon-Canton Railway Corporation (KCRC) to commence discussions on a possible merger and submit a joint report.

> The Company won several awards:

- Review 200: Asia's Leading Companies – Hong Kong's Top Ten Companies from the *Far Eastern Economic Review*.
- Caring Company Award 2003/04 from the Hong Kong Council of Social Service.
- 2003 Eco-Business Gold Award for "Best Environmental Reporting" from Hong Kong Environmental Campaign Committee.

March

> The Company submitted to the Government a revised proposal for the new West Island Line and South Island Line to provide service to the western and southern parts of Hong Kong Island.

April

> The launch of the MTR 25th Anniversary Theme Train and a feature by the TVB "Hong Kong Superbrands" TV programme marked the start of our 25th Anniversary promotion.

> A new 60-metre interchange subway linking the MTR and KCRC networks at Kowloon Tong was opened.

May

> The Company's Sustainability Report 2002 was named the first "Best Sustainability Report in Hong Kong" by the Association of Chartered Certified Accountants in recognition of its outstanding reporting and commitment to corporate accountability and transparency.

June

> The Company awarded a contract to Rotem Company for the purchase of four new 8-car trains for the Tung Chung Line to meet increasing demand.

> MTR won the Top Service Award 2004 – Public Transport presented by *Next Magazine*, for the sixth consecutive year.

> The Company won the "Most Innovative Award" for Excellence in Training 2004, from Hong Kong Management Association.

> Renovation work of the retail zone at Choi Hung Station was completed.



MTR 25th Anniversary Theme Train

July

> The MTR Safety Web Game was launched to highlight MTR safety messages in an easy to understand and attractive way for youngsters, as part of the annual Passenger Behaviour Education Programme organised to focus public attention on the importance of safety and courtesy on the MTR.

> Renovation of retail zone was completed in Tsuen Wan Station.

August

> Rail Sourcing Solutions (International) Limited was established as a wholly-owned subsidiary, to expand into global railway supply and sourcing services.



> An online shopping service was launched on the MTR website, expanding the distribution network for MTR souvenirs and Airport Express tickets.

> Renovation of retail zone was completed in Tai Koo Station.

September

> The Company, together with KCRC, submitted a joint merger report to the Government.

> A new entrance at MTR Tsim Sha Tsui Station connecting to the newly completed Tsim Sha Tsui Interchange Subway (Mody Road section) was opened for public use to facilitate passenger transfer between Tsim


Tseung Kwan O Area 86 Package One
Development Agreement Signing Ceremony

Sha Tsui Station and KCRC's East Tsim Sha Tsui Station.

> The MTR Safety Carnival was organised as part of the Company's ongoing effort to promote safety awareness among passengers and to enhance understanding of safety equipment.

> Membership of MTR Club expanded to over 300,000.

October

> A series of activities, including a lucky draw, station decoration at Hong Kong Station and anniversary supplements was launched to celebrate the 25th Anniversary of railway operation.

> The Company's "Art in MTR – living art" series kicked off, dedicating Central Subway to live performances every Friday evening as part of its mission to promote appreciation of the arts and encourage the development of artistic talent in Hong Kong.

> The Company won the Superbrands Award – Infrastructure Products and Services, from Superbrands Ltd. for the second consecutive year since the awards' inception.

> The Company appointed leading international rail expert, Lloyd's Register Rail, and a high-level internal task force, respectively to comprehensively review the Company's service performance and asset management regime, and to seek operational improvements following a number of noticeable incidents causing train service delays.

> The Company won a "BEST Award" from the American Society for Training and Development, for the second consecutive year.

> AEL extended its sales channels and started in-flight ticket sales on all inbound Cathay Pacific flights.

November

> The Asia Pacific PR Awards organised by *Media* magazine gave MTR the highest award in the Specialist & Technique – Crisis Management category in recognition of the Company's rapid and effective communications during the arson incident in January, which turned a potential crisis into an opportunity to strengthen public understanding of the safe design of the MTR system and to boost the Company's image.

> The Company signed an agreement with high-speed train company Great North Eastern Railway Holdings Limited to form a joint venture to bid for the new Integrated Kent Franchise in the UK.

December



> The Company entered into an Agreement in Principle to form a Public-Private-Partnership with Beijing Infrastructure Investment Co. Ltd and Beijing Capital Group for the investment, construction and operation of the Beijing Metro Line 4, a major transport infrastructure project for China's capital.

> Expressions of Interest and tenders were invited for Package One of Area 86 in Tseung Kwan O. Area 86 will become one of the most integrated, high quality housing developments in the world, housing up to 58,000 people in 21,500 flats. The package was awarded in January 2005 to a subsidiary of Cheung Kong (Holdings) Limited.

> MTR's LYNX Concrete Cube Test System was awarded the Certificate of Merit in the Industrial Applications Category of the Asia Pacific Information and Communications Technology Awards 2004 given by APICTA Network.



> The Company received for the third consecutive time the 2004 Good People Management Award from the Hong Kong Labour Department in recognition of its good people management practices, making it the only company to achieve this record.

> Occupancy rate of MTR's 18 floors in Two IFC, also known as "Central 18 Zone at Two IFC" reached 100% after UBS AG committed to leasing the remaining available office space.

Chairman's letter

Dear Stakeholders,

I am pleased to present to you the results of MTR Corporation Limited (MTR) for 2004, the 25th Anniversary of commencement of MTR's rail services in Hong Kong.

The 2004 results reflect a heartening turnaround from the SARS buffeted 2003. Our satisfactory performance was underpinned by a broad based economic recovery, driven by tourism, positive consumer sentiment, waning deflationary pressure and steadily improving property prices. During the year, the Company recorded total turnover of HK$8,351 million, an increase of 10.0% over the previous year, with net profit rising by 1.0% to HK$4,496 million. Net profit in 2003 included a large book profit recorded on the receipt of 18 floors in Two IFC.

In February, the Government requested the Company and the Kowloon-Canton Railway Corporation (KCRC) to begin merger discussions. As I indicated in my letter to you in the *2004 Interim Report*, we worked hand in hand with KCRC to move matters forward. Thanks to the cooperative and mutually supportive manner in which discussions took place, in September we jointly submitted to the Government a merger proposal. The proposal addresses positively the five parameters laid down by the Government whilst providing a blueprint for integrating the two railway operations to create a single, world-class railway network for Hong Kong. Those five parameters are: an objective and transparent fare adjustment mechanism; abolition of transfer charges; fare reduction; job security for frontline staff; and provision of seamless interchange.



Upon submission of the joint proposal, the Company began negotiations with the Government on the terms of the possible merger, which has continued into the new year. MTR believes that deal terms can be reached that would benefit all stakeholders, including customers, the Government, shareholders and staff of both MTR and KCRC. A well executed merger would create a world leading mass transit cum property development enterprise, providing greater convenience, better connectivity, higher operational and financial efficiency and compelling international competitiveness.

In 2004, we took significant steps forward in implementing the Company's expansion strategy outside Hong Kong. In January, MTR signed an Agreement in Principle with the Shenzhen Municipal People's Government to construct Phase 2 of Line 4 in the Shenzhen Metro System and to operate the whole line for a period of 30 years following completion of Phase 2. The project will also include property development rights of an aggregate gross floor area of 2.9 million square metres at stations and the depot along Line 4. Negotiations on the Concession Agreement and related agreements with the Shenzhen authorities are progressing, albeit at a slower pace than originally anticipated, due to the measures implemented by the Central Government to dampen overheating aggregate demand.

In December, the Company signed an Agreement in Principle with Beijing Infrastructure Investment Co. Ltd. and Beijing Capital Group, both subsidiaries of the Beijing Municipal People's Government, to form a Public-Private-Partnership (PPP) for the investment, construction and operation of the Beijing Metro Line 4 project for a period of 30 years. MTR will own 49% of the PPP company, which will be responsible for providing the electrical and mechanical systems including trains, and for running the line upon completion of the project. Based on this PPP model, land acquisition and civil construction of the project will be financed by the Beijing Municipal People's Government. In February 2005, together with our partners, we initialled the Concession Agreement for the franchise with the Beijing Municipal People's Government and the related agreements, and now await approval from the National Development and Reform Commission.

We are encouraged by business opportunities in Europe, particularly the UK, where we are pursuing operating franchise contracts. In November, we signed a joint-venture agreement with the Great North Eastern Railway Holdings Limited to bid for the Integrated Kent Franchise in southeast England. We are eyeing a similar opportunity in the Thameslink / Great Northern Franchise, which serves London north and south of the River Thames.

Our offshore expansion strategy complements the Company's continuing interest in extending the MTR network in Hong Kong. The Disneyland Resort Line and the Tung Chung Cable Car projects are on track, whilst we are engaged in earnest discussion with the Government on proposed projects such as the West Island Line (WIL) and South Island Line (SIL).

The wider responsibilities of MTR to our stakeholders and society were high on our agenda in 2004. Full details of the Company's achievements in this area are given in our Sustainability Report, which adheres to Global Reporting Initiative (GRI) guidelines. The Report was included in the GRI's top 100 reports and named Best Sustainability Report by the Association of Chartered Certified Accountants (ACCA). In addition, in late 2004 we began the development of a new Enterprise-Wide Risk Management System to help better monitor and track risks and best practices across our businesses. We also enhanced and strengthened our processes to engage community stakeholders through extensive consultations on the proposed WIL and SIL, and by establishing a Sustainability Advisory Board for the Tung Chung Cable Car project. The Company continued to apply our tried and true rail plus socially responsible property development business model, codes of conduct, training and best governance practices to our projects abroad and actively supported international initiatives to enhance enterprise sustainability.

MTR persistently maintains a high standard of corporate governance and financial disclosure. We were once again recognised by the Hong Kong Management Association (HKMA), which gave us the Silver Award in the General Category in the 2004 Best Annual Report Awards Competition. This marks the 16th consecutive year of award winning for MTR.

Community service is part of MTR's fabric. Two ongoing programmes are noteworthy, namely, "Art in Stations" which sponsors local artists and students to display and perform art in our stations, and the promotion of healthy living. The latter, which, among other things, encourages walking as a form of daily exercise, will be highlighted by an Annual Race Walking event beginning in 2005.

Although Hong Kong was not directly affected, we were all touched by the human sufferings and tragedies that followed in the wake of the Indian Ocean *tsunami*. MTR, by working with our employees, passengers, commercial tenants and affiliates, accounted for over $2 million of relief funds raised to date. We are deeply grateful to all those who have cooperated with us in this humanitarian endeavour.

Finally, I would like to thank my Board colleagues, management and all staff for their sharp, conscientious work, dedication and focus on excellence, which contributed to the successes of our 25th Anniversary Year. As MTR drives into the future, I am confident we can build on the strong legacy of this quarter century and continue being caring, innovative, visionary and profitable.

Dr. Raymond Ch'ien Kuo-fung, *Chairman*
Hong Kong, 1 March 2005

CEO's review of operations and outlook

Dear Stakeholders,

I am pleased to report that MTR's operational results for the year 2004 experienced a dramatic rebound over 2003, a year when our operations were severely impacted by the weak economy, soft property prices and, most significantly, the outbreak of SARS.

The strong operational results achieved in 2004 were brought about by a broad based economic recovery in Hong Kong which also led to a significant increase in property prices. The Company has managed this recovery well. Growth in patronage led to significant fare revenue increases. Growth in non-fare revenues was even stronger, propelled by buoyant station businesses and improved rental rates for our investment properties. Property development profit also exceeded our earlier expectation, although it was lower than the very high property development profit recognised in 2003 on receipt of our 18 floors in Two IFC.



The Company's favourable performance produced good financial results in 2004. MTR recorded total revenues of HK$8,351 million, an increase of 10.0% over the previous year while operating profit before property development, interest and depreciation improved by 21.3% to HK$4,546 million. With property development profit of HK$4,568 million recognised for the year, a reduction of HK$801 million from 2003, net profit improved marginally by 1.0% to HK$4,496 million. However, earnings per share decreased slightly by 1.2% to HK$0.84 as more shares were issued during the year. The Board recommended a final dividend of HK$0.28 which together with the interim dividend of HK$0.14 brought the full year dividend to HK$0.42, the same as last year.

Review of operations

After a sharp rebound in patronage from SARS in the second half of 2003 passenger growth continued through 2004, assisted by the economic recovery in Hong Kong, an increase in tourist arrivals from the Mainland, and the opening of our West Rail interchanges in December 2003. Total patronage for the MTR Lines increased significantly by 8.2% to 834 million. Airport Express (AEL) also saw a strong recovery, with total patronage rising 17% to reach 8.0 million, following an increase in air passenger traffic at the Hong Kong International Airport.

Our market share also improved with our overall share of total franchised public transport rising to 24.8% from 24.3% in 2003, while our cross-harbour market share increased to 59.6% from 58.7%. The Company's estimated market share of passengers travelling to and from the airport decreased from 23% to 21%, partly due to a change in the mix of visitors arriving at and departing from Hong Kong's airport.

The increases in patronage and market share were supported by the continuing high quality of service. In 2004, our customer service performance continued to surpass both the Government's requirement under the Operating Agreement and our own more stringent Customer Service Pledges. In fact, during the year, statistics measuring MTR performance were among the best on record at MTR. The number of journeys experiencing a delay of five minutes or more showed a 25% improvement over 2003. MTR passenger journeys on time were 99.9%, supported by 99.9% reliability for train service delivery, which were amongst the best in the world. In January, MTR employees won extensive praise for their rapid and effective response to an arson attack on an Urban Line train, by resolving the incident quickly, thus preventing injury to our passengers and employees, and allowing us to resume normal service swiftly.

Regrettably, a number of noticeable incidents in the latter part of the year had given rise to public concerns over the reliability of our system. Based on the principle of continuous improvement and to address passenger concerns, the Company set up a high-level internal task force to seek operational improvements. We also commissioned an independent study by Lloyd's Register Rail, a leading international rail expert and validation agency, to conduct a comprehensive review of our assets and asset management practices.

Following the conclusion of the internal task force investigation in November, we have begun implementation of a series of improvement initiatives to augment our maintenance regime and incident handling procedures. The Lloyd's Register Rail report was received in early February 2005. The report's recommendations are constructive and useful. We will study the report in detail and set up the necessary organisations and processes to implement the recommendations expeditiously whilst at the same time taking immediate action to address some of its recommendations. We are encouraged to note that the report did not find any evidence to suggest MTR assets are declining as the system enters its 25th year of operation and our asset management system is recognised to be in line with international best practice. Nevertheless, both the Board and management are committed to ensuring that the Lloyd's Register Rail recommendations are effectively implemented to ensure that the people of Hong Kong continue to enjoy a safe, reliable and efficient mass transit service that they can be proud of.

MTR continued to seek improvements in efficiency and productivity through various initiatives. As a result, our railway operating costs per car km during the year fell by 1.8% to HK$22.1.

Our station commercial and other revenues benefited significantly from the economic recovery and strong rebound in consumer spending, growing by 17.4% to HK$1,311 million. The substantial increases in advertising and telecommunication income were particularly noteworthy. Our strategy to upgrade advertising facilities and introduce new formats, such as the trackside plasma TV network introduced during the year, has proved most effective and boosted advertising revenues by 21%. The station renovation programme to add more space, vibrancy and a better trade mix to MTR stations also helped improve station commercial revenues.

In telecommunications, MTR became one of the first rail networks in the world to be 3G enabled as we successfully upgraded our existing integrated radio system on the Island Line to support UMTS based 3G service. Our fixed-line subsidiary TraxComm began operation and management of a 50 Gigabit bandwidth network, serving a number of telecommunication service operators in Hong Kong.

With the economic recovery, further increases in the number of service providers and a rise in average daily usage of the Octopus card, pre-tax profit contribution from Octopus Cards Limited increased significantly by 91.3% over 2003 to HK$44 million.

MTR has for some time been active overseas in external consultancy and this work currently extends to contracts in 22 cities in 11 countries. During 2004 we made the strategic decision to reorient this business to refocus on service contracts which are larger and of longer duration, and which are likely to lead to investment opportunities. This refocus has already led to an improvement in consultancy profitability.

On future Hong Kong projects, we made significant progress on the construction of Disneyland Resort Line (DRL), formerly known as the Penny's Bay Rail Link, which will connect Hong Kong Disneyland with the Tung Chung Line, and are confident of meeting the target completion date of 1 July 2005. The Tung Chung Cable Car project, our major new tourist attraction project for Hong Kong, is also on track for completion by early 2006, following the start of construction work in February 2004.

In February, we put forward our proposal to the Government to extend the Kwun Tong Line from Yau Ma Tei Station to the popular residential area of Whampoa Garden. In March, following extensive consultations and much hard work, the Company submitted revised proposals on WIL and SIL to the Government. All of these proposals are currently under review by the Government.

With a buoyant property market in 2004, MTR achieved highly satisfactory results in our property businesses, as more developments were completed and sold. Together with our property developers, we launched and achieved very strong sales in developments at The Harbourside, Carmel Cove of Caribbean Coast and 8 Clearwater Bay Road, as well as achieving good results from developments previously launched for sale such as Coastal Skyline, Monterey Cove and Albany Cove of Caribbean Coast, and Residence Oasis. We and our property developers sold or pre-sold 3,554 units in 2004. As a result, profit from property development was HK$4,568 million. The main contributions to property development profit came from sharing in kind in respect of the Union Square retail shell structure at Kowloon Station, recognition of deferred income relating to the Caribbean Coast and Coastal Skyline developments at Tung Chung Station and The Harbourside at Kowloon Station, and share of surplus proceeds from Residence Oasis at Hang Hau Station in Tseung Kwan O and The Harbourside at Kowloon Station. However, this high level of property development profit was, as forecasted, lower than that achieved in 2003 which was favourably impacted by the receipt of 18 floors in Two IFC.

In Tseung Kwan O, following approval in August 2004 for a substantial improvement to the Master Layout Plan for the "Dream City" at Area 86, developers were invited to tender for Package One of Area 86 in December. The package was ultimately awarded to City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited, in January 2005. This was our first development tender since October 2002. The tender invitation differed from our previous format as we offered to pay half of the land premium in return for a higher profit sharing ratio. This method allows us to increase our profit participation in the development, albeit at slightly increased risk, whilst attracting a number of large and medium sized developers to the tender. Elsewhere in Tseung Kwan O, the Occupation Permit was issued for the 2,130-unit Residence Oasis at Hang Hau Station in December, allowing us to record profit from this development earlier than we had originally anticipated.

Property rental and management income increased by 12.1% to HK$1,108 million. This was mainly the result of higher rental income from Two IFC, arising from a faster than expected commitment by tenants at higher rents, together with strong performance in all four shopping centres and an expanded portfolio of managed properties.

Another notable achievement by the Company during the year was the launch of our revised Vision, Mission and Core Values. These statements of strategic intent and values will now guide us into the future as the Company continues to grow our business in Hong Kong and beyond.

Financial performance

The financial results for 2004 reflected an all round improvement in every aspect of our businesses. Total fare revenue for the MTR Lines amounted to HK$5,417 million, a 7.0% increase over 2003, while that from AEL increased by 21.2% to HK$515 million. Taking into account non-fare revenue including property rental and management income which in total rose 14.9% to HK$2,419 million, total revenue grew by 10.0% to HK$8,351 million.

Despite a general increase in business activities during 2004, operating expenses were well contained with gains in productivity. This, together with the write-back of a prior year revaluation deficit for our self-occupied office property, led to operating expenses before depreciation reducing by 1.1% to HK$3,805 million. Consequently, operating margin for the year improved significantly to 54.4% compared with 49.3% in 2003. Profit from property development was HK$4,568 million, a reduction of HK$801 million from the very significant property development profit recorded in 2003 when MTR received our 18 floors in Two IFC. Depreciation charges increased by 4.6% to HK$2,512 million from HK$2,402 million in 2003, mainly due to a full year's depreciation on the West Rail Interchange and on new railway assets. Net interest expenses decreased by 5.8% to HK$1,450 million mainly as a result of lower borrowing costs. The Company's share of Octopus Cards Limited's pre-tax earnings was HK$44 million for the year. After deducting income tax expenses of HK$700 million, the Group's profit attributable to shareholders for the year was HK$4,496 million, a slight increase of 1.0% over 2003.

In January, the Group took advantage of the favourable market and successfully launched a 10-year US$600 million fixed rate bond. The transaction not only enabled us to obtain cost-effective fixed-rate long-term funds and to extend our debt maturity profile further, but also established a new 10-year US dollar benchmark for Hong Kong's quasi-sovereign credits. As a result of the attractive terms of our new financings and low interest rates prevailing during the year, we were able to reduce our average borrowing cost further to 4.7% from 5.1% in 2003.

Growth beyond Hong Kong

In the annual report last year, I discussed our strategy of seeking growth outside Hong Kong. While Hong Kong will firmly remain our home market, we shall use our core capability as a world class rail operator and property developer to capture business opportunities outside Hong Kong with the objective of creating value for our shareholders and development opportunities for our staff.

Whilst we see tremendous growth opportunities overseas, particularly in the Mainland China and Europe, we are mindful of the associated business and financial risks, as well as our responsibility to create value for our shareholders. As such, when evaluating and deciding on these investment opportunities we will be guided by prudent commercial principles that aim to deliver an appropriate risk-adjusted return.

In Mainland China, our investment strategy is focused on the major cities where the demand for mass rapid transit systems and hence potential for profit is the greatest due to expanding populations, heightened environmental concerns and increasing traffic congestion. We shall also adopt various business models to meet the different market needs. In some cases, we can repeat the very successful "rail and property model" as used in Hong Kong, whilst in other cities we may choose a PPP model where Government funds most of the capital expenditure.

As reported last year, in January 2004 we signed an Agreement in Principle with the Shenzhen Municipal People's Government to build, operate and transfer Phase 2 of Line 4 of the Shenzhen Metro System, and to operate the entire line for 30 years when Phase 2 is completed. The total investment in this project is approximately RMB 6 billion (HK$5.7 billion). The project will be implemented based on the "rail and property model", with associated property developments of 2.9 million square metres of commercial and residential space along the railway.

Since signing the Agreement in Principle, we have begun preliminary project design and construction works as well as negotiations with the Shenzhen Municipal People's Government on a Concession Agreement and other related agreements which would give MTR, through our project company, the right to construct Phase 2 and to operate the entire Line 4. However, given the current economic climate in China, it is possible that the necessary government approvals, including that from the Central Government, may take longer than originally anticipated.

In December we signed a separate Agreement in Principle to form a PPP with Beijing Infrastructure Investment Co. Ltd. (BIIC) and Beijing Capital Group (BCG), both subsidiaries of the Beijing Municipal People's Government, for the investment, construction and operation of the Beijing Metro Line 4 for a period of 30 years. The total investment for this project is estimated at RMB 15.3 billion (HK$14.4 billion). Based on the PPP framework, the Beijing Municipal People's Government will fund 70% of the total project cost, comprising mainly land acquisition and civil construction, with the remaining 30% funded by the PPP company. This 30% will mainly consist of provision of trains and related electrical and mechanical systems, costing approximately RMB 5 billion (HK$4.7 billion), over 60% of which would be financed by non-recourse RMB debt. The balance will be funded by equity contribution from the PPP partners, of which MTR will own 49%, with BIIC and BCG owning respectively 2% and 49%. Hence our equity contribution to this project is estimated to be RMB 735 million (HK$693 million). In February 2005, this project took another step forward when MTR and its partners together with the Beijing Municipal People's Government initialled the 30-year Concession Agreement, which will become effective when approval from the National Development and Reform Commission is obtained.

In addition to these two major investment opportunities, the Company is in active discussions with parties concerning other projects in Beijing, Shenzhen and Shanghai.

In contrast to Mainland China, our expansion strategy in Europe can be characterised as "asset light". We will seek to enter into joint-venture partnership with experienced local firms to bid for operation and maintenance franchises and contracts, as deregulation of railway industries in Europe continues to unfold. Our initial focus will be on the highly deregulated UK market.

In November, the Company signed a joint-venture agreement with the UK's Great North Eastern Railway Holdings Limited to jointly bid for the Integrated Kent Franchise in southeast England. Since December we have been working to pursue a similar opportunity in Thameslink / Great Northern Franchise, which serves London north and south of the River Thames. Although we believe that our two consortia have competitive advantages in their respective bids, as with all tenders there is no certainty that either consortium will be successful.

Possible merger between MTR and KCRC

During the year, we worked hard in close co-operation with KCRC on the merger discussions. As a result, we were able to complete and present our joint merger proposal to the Government in September. This joint proposal, which we believe properly addresses the five parameters set out by the Government when it invited the two corporations to begin discussions, is currently under review by the Government. At the same time, the Company has started discussion with the Government on terms of the possible merger. Our stance on the merger has always been that if properly structured and on acceptable terms, it benefits all our stakeholders.

People

MTR's performance is the achievement of our people. It is their dedication and professionalism that took us through the difficult year of 2003 and the challenges in the eventful but rewarding 2004.

During the year, we continued to work hand in hand with our people, creating opportunities for their development and growth, including tailor-made training programmes. Open and clear communications with employees was of paramount importance in 2004, as we sought to align the new Vision, Mission and Core Values with all of our people in a series of workshops and continued to keep them abreast of developments surrounding the possible merger.

We again received considerable recognition for our achievements in our people development process. The Operations Training Department gained Integrated Management System – ISO9001, ISO14001 and OHSAS18001 accreditation. The Company also secured a "Most Innovative Award" from the HKMA's Excellence in Training programme and a "BEST" Award from the American Society for Training and Development. Most significantly, for the third consecutive time, we were recognised by the Hong Kong Labour Department with a Good People Management Award, making us the only company to have achieved this.

Outlook

Although the ongoing macroeconomic adjustments in Mainland China, the recent sharp increases in oil prices and the US Federal Reserve's decision to tighten monetary policy have all aroused concerns, on balance we are cautiously optimistic about Hong Kong's business outlook in 2005. We expect economic conditions in Hong Kong to continue to improve albeit at a slower rate of growth than in 2004.

Our rail business should be positively impacted by the opening of the new lines, including the Disneyland Resort Line and KCRC's Ma On Shan Rail, but this will be partially offset by the opening of KCRC's Tsim Sha Tsui Extension in October 2004. Our station commercial and related businesses should continue to benefit from improved economic activities in Hong Kong.

Our property rental and management business will benefit from Two IFC being fully leased. In our property development business we expect that over the next two years, the bulk of such profit will come from the remaining Airport Railway developments as they are completed. Beyond that, we expect our Tseung Kwan O property developments to be a significant contributor. In our Airport Railway developments we expect to receive our share of the remaining 25,245 gross square metres of retail shell structure at Union Square mainly over the next two years, and the fit out works will take three years prior to an anticipated opening date of end 2007.

In January 2005 we received the remaining up-front payment of HK$936 million relating to Olympic Package Three. This will be booked to our profit and loss account in accordance with the progress of construction and pre-sale activities, expected to be over the next two years. At Tseung Kwan O, profit from the successful Residence Oasis at Hang Hau Station was already recognised in 2004. In 2005, we will receive the 3,500 gross square metres shopping arcade, "The Lane" in Hang Hau Station. Booking of profit for the other three Tseung Kwan O residential developments currently being built, at Tiu Keng Leng, and Tseung Kwan O Town Centre Area 57a and Area 55b, will depend on the timing and progress of pre-sales as well as the timing of receipt of the Occupation Permit. Currently we expect only the development of 390 units at Tseung Kwan O Town Centre Area 57a to receive Occupation Permit in 2005. Package One of Area 86, which was awarded in January 2005 is not expected to contribute to our financial results before 2008. Given current property market conditions and planned development and pre-sale activities, the relatively fewer projects from which we anticipate to record profit in 2005 could lead to lower property development profit recognition than that recorded in 2004.

The Company's financial statements and results may be affected by a number of accounting changes in 2005, notably those relating to valuation of investment properties and financial instruments, which came into effect on 1 January 2005. I will refer you to the more detailed discussion of these in the Financial Review section.

Finally, I would like to extend my gratitude to my fellow Directors, management and all employees, as well as customers, suppliers and shareholders, for their contributions to MTR's continuing success during the year.



C K Chow, *Chief Executive Officer*
Hong Kong, 1 March 2005

Operating network with future extensions

Legend

- Station
- Station with Depot
- Interchange Station
- Proposed Station
- Proposed Interchange Station
- Proposed Property Developments

Existing network

- Airport Express Line
- Tung Chung Line
- Kwun Tong Line
- Tsuen Wan Line
- Island Line
- Tseung Kwan O Line

Projects in progress

- Tseung Kwan O South
- Disneyland Resort Line
- Tung Chung Cable Car
- AsiaWorld-Expo

Future extensions

- North Island Link
- Tseung Kwan O Line Extension

Extensions under study

- Island Line
- West Island Line
- South Island Line
- Kwun Tong Line



New Territories
Kowloon
Lantau Island
Hong Kong Island
Tsuen Wan
Tai Wo Hau
Kwai Hing
Kwai Fong
Lai King
Mei Foo
Tsing Yi
Sunny Bay
Disneyland Resort
AsiaWorld-Expo
Airport
Tung Chung
Ngong Ping
Lai Chi Kok
Cheung Sha Wan
Sham Shui Po
Kowloon Tong
Lok Fu
Wong Tai Sin
Diamond Hill
Choi Hung
Kowloon Bay
Ngau Tau Kok
Kwun Tong
Lam Tin
Yau Tong
Tiu Keng Leng
Tseung Kwan O
Po Lam
Hang Hau
Tseung Kwan O South
Nam Cheong
Olympic
Shek Kip Mei
Prince Edward
Mong Kok
Yau Ma Tei
Ho Man Tin
Whampoa
Kowloon
Jordan
Tsim Sha Tsui
Hong Kong
Tamar
Exhibition
Fortress Hill
North Point
Quarry Bay
Tai Koo
Sai Wan Ho
Shau Kei Wan
Heng Fa Chuen
Chai Wan
Tin Hau
Causeway Bay
Wan Chai
Admiralty
Central
Sheung Wan
Sai Ying Pun
University
Kennedy Town
Cyberport
Wah Fu
Aberdeen
South Horizons
Lei Tung
Wong Chuk Hang
Ocean Park
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22

Properties developed by the Company

01 Tung Chung Crescent / Citygate / Seaview Crescent / Caribbean Coast / Coastal Skyline
02 Tierra Verde / Maritime Square
03 Luk Yeung Sun Chuen / Luk Yeung Galleria
04 Sun Kwai Hing Garden
05 New Kwai Fong Gardens
06 Telford Gardens / Telford Plaza I and II
07 Argyle Centre
08 Central Park / Island Harbourview / Park Avenue / Bank of China Centre / HSBC Centre / Olympian City One / Olympian City Two
09 Union Square – The Waterfront / Sorrento / The Harbourside
10 Hongway Garden / Vicwood Plaza
11 One International Finance Centre / Two International Finance Centre / IFC Mall
12 World-wide House
13 Admiralty Centre / Fairmont House
14 Southorn Garden
15 Park Towers
16 Fortress Metro Tower
17 Kornhill / Kornhill Gardens
18 Felicity Garden
19 Perfect Mount Gardens
20 Heng Fa Chuen / Heng Fa Villa / Paradise Mall
21 New Jade Garden
22 Residence Oasis / The Lane

Key figures

Financial highlights *in HK$ million*	2004	2003	% Increase/(Decrease)
Revenue			
- Fare	**5,932**	5,489	8.1
- Non-fare	**2,419**	2,105	14.9
Operating profit from railway and related operations before depreciation	**4,546**	3,747	21.3
Profit on property developments	**4,568**	5,369	(14.9)
Operating profit before depreciation	**9,114**	9,116	(0.0)
Profit attributable to shareholders	**4,496**	4,450	1.0
Total assets	**106,674**	102,366	4.2
Loans, obligations under finance leases and bank overdrafts	**30,378**	32,025	(5.1)
Shareholders' funds	**63,499**	57,292	10.8
Financial ratios *in %*			
Operating margin	**54.4**	49.3	5.1% pt.
Gross debt-to-equity ratio	**47.8**	55.9	(8.1)% pt.
Return on average shareholders' funds	**7.4**	8.0	(0.6)% pt.
Interest cover *in times*	**6.1**	5.6	8.9
Share information			
Basic earnings per share *in HK$*	**0.84**	0.85	(1.2)
Dividend per share *in HK$*	**0.42**	0.42	-
Share price as at 31 December *in HK$*	**12.45**	10.25	21.5
Market capitalisation as at 31 December *in HK$ million*	**67,105**	54,209	23.8
Operations highlights			
Total passenger boardings			
– MTR Lines *in millions*	**833.6**	770.4	8.2
– Airport Express Line *in thousands*	**8,015**	6,849	17.0
Average number of passengers *in thousands*			
- MTR Lines *weekday*	**2,403**	2,240	7.3
- Airport Express Line *daily*	**21.8**	18.7	16.6
Fare revenue per passenger *in HK$*			
- MTR Lines	**6.50**	6.57	(1.1)
- Airport Express Line	**64.25**	62.07	3.5
Proportion of franchised public transport boardings *in %*			
- All movements	**24.8**	24.3	0.5% pt.
- Cross-harbour movement	**59.6**	58.7	0.9% pt.
Proportion of transport boardings travelling to/from the airport *in %*			
- Airport Express Line	**21**	23	(2)% pt.

Executive management's report





Record high patronage

Improving market share

Inter-modal links

Station and service improvements

25th anniversary promotions

Continued efficiency and productivity gains

railway operations

moving ahead with Hong Kong

> Total fare revenues for MTR Lines and AEL increased 8.1% to HK$5,932 million, on strong rebound in patronage post SARS

> Successful opening of new facilities at Tsim Sha Tsui Station for interchange with East Rail Extension

> Achieved all Operating Agreement Performance Requirements and Customer Service Pledge targets


E108

Effective asset management and a robust maintenance regime are important to us

The recovery from the outbreak of SARS saw the Company's core Hong Kong railway operations resume steady growth as MTR continued to upgrade the network environment to enhance passenger comfort and safety.

Patronage

After the severe impact of SARS on our ridership in 2003, passenger numbers for 2004 experienced a strong rebound, rising by 8.3% as economic and social activities in Hong Kong returned to normal. Use of the network was further supported by a sharp increase in inbound tourists from the Mainland. In addition, the opening of West Rail in December 2003 and the interchange facilities at Nam Cheong and Mei Foo stations generated further increases in patronage and more than compensated for the slight loss of patronage resulting from the opening of KCRC's East Tsim Sha Tsui Station in October.

For the year, the MTR Lines recorded total passenger volume of 834 million, against 770 million in 2003. This year, we also saw the highest record on a single, regular 19-hour service day with patronage volume of 2.72 million on 17 December, as well as a record Christmas Eve patronage of 3.38 million passengers. Our passenger volume represents a 24.8% share of the total franchised public transport market, higher than that of 2003. Within this total, the Company also increased our share of cross-harbour traffic to 59.6%. Fare revenues from operations rose 7.0% to HK$5,417 million from HK$5,064 million.

On AEL, passenger volume rose by 17.0% to 8.0 million. The average fare rose from HK$62.07 in 2003 to HK$64.25. Fare revenues rose by 21.2% to HK$515 million. Despite the growth in passenger volume, AEL's estimated market share of 21% was slightly lower than in 2003, reflecting a change in the mix of visitors arriving at and departing from Hong Kong's airport.

Service promotion

MTR's 25th Anniversary provided a strong platform on which to raise brand awareness and promote patronage to specific demographic groups. Beginning in April, the Company launched a series of anniversary celebration campaigns, highlighted by a special anniversary theme train running on the Tsuen Wan Line.

A thematic campaign with a series of three TV commercials reinforced the message that MTR is not only an integral part of Hong Kong's transport system but connects with people's everyday life. This was supplemented by a series of 20 one-minute TV segments using interesting statistics to highlight MTR's outstanding services. MTR also participated in the "Hong Kong Superbrands" programme series produced by TVB Jade, which showcased the Company's contribution to the community over the decades. More directly, Hong Kong Station was decorated with a birthday theme, and a lucky draw was conducted to draw additional public interest. Special 25th Anniversary ticket sets were produced, as well as other 25th Anniversary supplements.

More generally, we continued to run fare campaigns which emphasised the value for money offered by MTR services. Popular schemes included "Ride 10 Get 1 Free", which was slightly revised in October 2004, and a relaunched "$2 Holiday Ride" promotion for children and elderly citizens on Sundays and major public holidays, to promote family travel. Five new fare saver machines were added at locations which would help increase utilisation of MTR and five intermodal discount promotions were launched to attract feeder patronage.

An online shopping service on the MTR website was added to the number of channels for distribution of MTR souvenirs and Airport Express tickets, while the extended MTR Club "WOW Fun Scheme" successfully promoted network patronage and shopping at MTR managed shopping centres.

Promotions were also stepped up for AEL. Increased service frequency, from four trains to five trains an hour, was advertised through a large-scale marketing campaign. Three festive promotional campaigns boosted incremental revenue, notably the group ticket plus free child ride during the summer months.

For overseas markets, awareness was enhanced by participating in TV programmes in the Mainland and the launch of online advertising in key markets including the Mainland, Japan and Korea. AEL launched a "Customer Service Ambassadors" programme to establish a continuous presence in the airport arrival area, as well as online ticketing to secure pre-arrival sales of AEL tickets, especially in Taiwan, US and UK. MTR also for the first time partnered with Cathay Pacific Airways to pre-sell tickets


842
5.9
$7.35
$7.46
$7.28
$7.06
$7.05
2000
2001
2002
2003
2004
Number of passengers million (right scale)
Average fare HK$
Fare revenue HK$ billion (left scale)

Passengers and fares
The economic rebound boosted fare revenue and passenger numbers to record high.


Index
1,000
800
600
400
200
1980
1985
1990
1995
2000
2004
HK payroll index (avg. 9.65% growth p.a)
Consumer price index (A) (avg. 5.29% growth p.a)
MTR system average fare (avg. 5.33% growth p.a)

Fare trend
MTR's ability to control costs again delivered a value for money service.

in-flight. Marketing partnerships continued with the Asia Miles frequent flyer programme and the Hong Kong Tourism Board.

Service performance

The Company recognises that excellence in service delivery is crucial to our success in being a pre-eminent public transport provider. During the year, We maintained our very high standards of reliability, safety, comfort, and customer satisfaction.

Regrettably, a number of noticeable, but not safety critical, incidents in the final months of the year caused some delays and inconvenience to passengers, giving rise to public concerns over the reliability of the Company's systems. In an effort to understand the root causes of these incidents and address passenger concerns, MTR established an internal task force of senior management and technical experts to investigate these occurrences, and commissioned an independent review of our railway processes and assets by Lloyd's Register Rail, a leading international rail expert and validation agency. Following the conclusion of the investigation by the internal task force in November, the Company began implementation of a series of improvement initiatives to augment our robust maintenance regime and incident handling procedures. These include:

- Increasing inspection of key railway systems
- Adopting technology from outside the railway industry
- Using higher-standard components newly available in the market
- Accelerating the programme for certain equipment and parts replacement
- Rapid deployment of staff at stations during train service disruptions
- Improving communication with passengers in case of disruptions.

These measures aim at further strengthening MTR's ability to reduce the chance of equipment failures that could affect train service and cause delays, and minimising inconvenience to passengers in the event of a delay.

The Lloyd's Register Rail report was delivered in February 2005. The conclusions were that MTR service performance has seen significant improvement since 2001 and that best practice asset management was in place across the Company. We will implement the recommendations put forward in the report. These include enhancements to the processes for the introduction of new lines and facilities to minimise any impact to service delivery, as well as improvements to our asset management systems, including IT systems, to cater for higher customer sensitivity and improve the quality of the journey for our customers.

Our Asset Management Policy stipulates that MTR is committed to the efficient and effective management of our railway assets to ensure that the Operating Agreement and all relevant statutory requirements are complied with. This is achieved through continuous improvement of the asset management processes under the principles of minimising the life cycle costs of assets, maximising their worth to the business and managing the associated risks.


26.8
24.6
22.8
22.5
22.1
2000
2001
2002
2003
2004

Railway operating costs per car km operated
Continued improvements in efficiency and productivity led to further cost savings.


Percentage
2004
2003
MTR
KCRC
KMB
Other buses
Green mini bus
Trams & ferries

Market shares of major transport operators in HK
MTR's value for money services and improved connectivity with other modes of transport helped increase market share.


旺角站
Mong Kok Station
D
Airport Express Station
機場快綫站

Despite the attention given to these incidents of delay and concern to passengers, for 2004 as a whole the Company continued to exceed the minimum performance levels required by the Government under the Operating Agreement, and the more stringent Customer Service Pledges established by MTR itself in every area. For the year, MTR passenger journeys on time were 99.9%, supported by 99.9% reliability for train service delivery. Escalator reliability was 99.9%, with the average machine out of service for about half-an-hour per month. Excellent performance was also recorded in key areas which affect passenger comfort such as temperature, ventilation and cleanliness.

Levels of customer satisfaction recorded during the year by our regular survey remained generally high. In 2004, the Service Quality Index for the MTR Lines and AEL stood at 71 and 82 respectively on a 100-point scale. MTR also again performed well according to the 11-member Community of Metros (CoMET) benchmarking report, in the areas of safety, service quality and passenger cost. In addition, MTR won the Top Service Award 2004 – Public Transport from Hong Kong's *Next Magazine*, the sixth year in a row the Company has achieved this recognition.

The effectiveness of MTR's crisis response was demonstrated in January, when the first ever arson attack took place on an

New entrances, such as that at Mong Kok Station, are giving a bright, modern appearance to stations

Urban Line train. The incident was resolved quickly and caused no injury to either passengers or personnel thanks to the rapid and effective response of MTR staff and the calm reaction of passengers. In recognition of their exemplary performance in handling of the incident, the MTR employees involved were presented with commendation letters by the Secretary for Environment, Transport and Works, on behalf of the Government.

Despite the incident, MTR was able to maintain a high level of safety performance throughout 2004 and all safety targets set out in the Corporation Safety Plan were achieved. The incident nonetheless highlighted the importance of safety to MTR train operations and service and throughout the year, the Company continued our efforts to promote safe behaviour when travelling on MTR. Educational activities and campaigns were launched, including a Safety Web Game that highlighted MTR's safety messages in an easy to understand and attractive way, a Safety Carnival and a one-month safety campaign.

Service improvements

The year saw further improvements to MTR's infrastructure and services.

In April, a new entrance at Kowloon Tong Station connecting the station with the new concourse of KCRC's Kowloon Tong Station was opened. In September, MTR also opened a new subway system passing underneath Mody Road connecting Tsim Sha Tsui Station with the KCRC's East Tsim Sha Tsui Station. These developments enhanced the ease of access to the KCRC and MTR networks and of passenger transfer between them.

MTR's interchange with the East Rail is part of a wider strategy to promote patronage through improved linkage with other modes of transport. 2004 saw the extension of inter-modal fare discounts to 14 feeder routes for travellers transferring to MTR from feeder buses on three New Lantao Bus routes, ten Green Minibus routes and one cross-border bus route. To enlarge the catchment area, the number of fare saver machines offering discounts to Octopus card holders at locations some distance from MTR stations was increased to 15 in 2004.

Projects to improve barrier free movement in stations continued in 2004 with new passenger lifts installed at Central, Tin Hau and Sai Wan Ho stations. At Tsim Sha Tsui Station, three new escalators were installed and opened in March for public use at a refurbished entrance leading to Humphreys Avenue.

The project to retrofit platform screen doors at all 30 underground stations, which began in early 2002 and is scheduled for completion in March 2006, remained on schedule. At the end of 2004, these doors were in operation on 56 of the 74 platforms involved in 22 stations. This means that the project was completed on the Tsuen Wan Line and for all stations on the Kwun Tong Line between Yau Ma Tei and Wong Tai Sin. The project was also completed between Sheung Wan and Causeway Bay stations, and at North Point Station, on the Island Line.

All of the new facilities, entrances and improved maintenance and service delivery regimes were introduced with no increase in manpower levels.


Percentage
2004
2003
34.9
58.7
MTR
Buses
Ferries

Market shares of major transport operators crossing the harbour
Speed and covenience were among the key attributes leading to improved cross-harbour market share.


Percentage
2004
2003
21
23
16
Airport Express Line
Buses
Private cars
Coaches
Others
Taxis

Market shares of major transport operators to/from the airport
AEL's estimated market share dropped slightly, partly due to a change in the mix of visitors arriving at and departing from the airport.



Octopus Card Enquiry Machines in stations allow passengers to check their balances, adding to convenience

Productivity increases

The continuing hiring freeze and increased outsourcing helped MTR to raise productivity during the year, as did several other initiatives which aimed at creating efficiencies. Airport Railway stations assumed responsibility for AEL car park management at Hong Kong, Kowloon and Tsing Yi stations after the expiry of management contracts, and this has led to marked productivity gains. More effective utilisation of non-traffic hours was achieved through the introduction of a new computer system to facilitate booking, confirmation and cancellation of possessions and pedestrian access works on tracks.

As a result of these productivity gains, operating costs per car km decreased 1.8% in 2004 to HK$22.1. Since 1998, operating costs per car km has decreased by 24.3%.

MTR performance vs. best performance


Service reliability passenger journeys on time
100
99.8
Punctuality percentage of trains on time
100
98.9
System utilisation passenger km per capacity km
36
38
Density number of passengers per track km
83
85
2003
2002
Best performance = 100

Benchmarking comparisons

MTR again performed well against international benchmarks, particularly on service reliability and punctuality.

MTR performance vs. best performance


Staff efficiency number of passengers per staff hour
70
71
Cost efficiency fare revenue per total cost
100
100
Service running cost total cost per car km
53 *
71
Passenger cost total cost per passenger
100
100
2003
2002
Best performance = 100

Staff efficiency and financial performance

A hiring freeze and other productivity initiatives resulted in further gains in efficiency.

* *the leading metro improved its costs significantly*

System and market information

Railway operation data		2004		2003
Total route length *in km*		**87.7**		87.7
Number of rail cars		**1,050**		1,050
Number of "e-Instant Bonus" machines in stations		**18**		18
Number of station kiosks and mini-banks in stations		**515**		490
Number of poster advertising media in stations		**14,863**		14,328
Number of advertising media in trains		**13,072**		13,072
Daily hours of operation		**19**		19
Minimum train headway *in seconds*	**Morning peak**	**Evening peak**	Morning peak	Evening peak
– Tsuen Wan Line	**128**	**144**	128	144
– Kwun Tong Line	**128**	**144**	128	144
– Island Line	**128**	**156**	128	156
– Tseung Kwan O Line	**160**	**180**	160	180
– Tung Chung Line				
Hong Kong – Tung Chung	**480**	**600**	480	600
Hong Kong – Tsing Yi	**240**	**300**	240	300
– Airport Express Line	**720**	**720**	900	900

International performance comparisons: The 11-member Community of Metros (CoMET)

Metro system network data (2003)	MTR* Lines	Metro A	Metro B	Metro C	Metro D	Metro E	Metro F	Metro G	Metro H	Metro I	Metro J
Passenger journeys *in million*	**770**	458	948	1,375	602	3,201	1,384	1,248	400	507	2,074
Car kilometres *in million*	**113**	129	482	331	149	641	539	218	94	88	255
Route length *in km*	**80**	153	408	201	227	276	471	212	115	58	183
Number of stations	**49**	170	275	147	190	155	424	297	66	52	138

* The Airport Express Line is excluded from metro benchmarking

Note: The other metros in the comparison are Berliner Verkehrsbetriebe, London Underground Limited, New York City Transport, Sistema de Transporte Colectivo, Regie Autonome de Transports Parisiens Metro, Regie Autonome de Transports Parisiens Regional Express Railway, Metroplitano de Sao Paulo, Tokyo Metro, Moscow Metro and Metro de Madrid. The benchmarking agreement prohibits specifically identifying the data by metro system.

Operations performance in 2004

Service performance item	Performance Requirement	Customer Service Pledge target	**Actual performance in 2004**
Train service delivery	98.5%	99.5%	**99.9%**
Passenger journeys on time			
– MTR Lines	98.5%	99.5%	**99.9%**
– Airport Express Line	98.0%	99.0%	**99.9%**
Train punctuality			
– MTR Lines	98.0%	99.0%	**99.7%**
– Airport Express Line	98.0%	99.0%	**99.9%**
Train reliability: train car-km per train failure causing delays ≥ 5 minutes	N/A	500,000	**1,027,233**
Ticket reliability: magnetic ticket transactions per ticket failure	N/A	8,000	**10,125**
Add value machine reliability	95.5%	98.0%	**99.4%**
Ticket issuing machine reliability	93.0%	98.0%	**99.5%**
Ticket gate reliability	97.0%	99.0%	**99.8%**
Escalator reliability	98.0%	99.0%	**99.9%**
Passenger lift reliability	98.5%	99.0%	**99.8%**
Temperature and ventilation			
– Trains: to maintain a cool, pleasant and comfortable train environment generally at a temperature at or below 26°C	N/A	97.0%	**99.9%**
– Stations: to maintain a cool, pleasant and comfortable environment generally at or below 27°C for platforms and 29°C for stations concourses, except on very hot days	N/A	90.0%	**99.3%**
Cleanliness			
– Train compartment: cleaned daily	N/A	98.5%	**100%**
– Train body: washed every 2 days	N/A	98.0%	**99.9%**
Passenger enquiry response time within 7 working days	N/A	99.0%	**99.9%**


上環
Sheung Wan
柴灣
Chai Wan

Spectacular trackside plasmas are the latest popular advertising format from MTR

station commercial & other businesses

leveraging our infrastructure

> Revenues from station commercial and other businesses increased 17.4% to HK$1,311 million
> Station renovations enhance retail environment
> Strong contribution from Octopus

Advertising

Our advertising business benefited from Hong Kong's economic rebound as well as our continuing strategy to upgrade advertising venues and introduce new formats to enhance their attractiveness. As a result, advertising revenue rose 21.0% to HK$467 million.

Spectacular tunnel advertising was introduced in April between Wan Chai and Causeway Bay stations, allowing riders to view large, colourful displays during the journey. In June, a large billboard was installed on the external wall at Quarry Bay Station whilst a Bloomberg display showing real-time financial information was introduced at Hong Kong Station, part of the IFC complex. In December, a plasma ring was launched at Causeway Bay Station, adding a new format to the concourse and trackside plasma network, and bringing the number of plasma screens in the MTR system to a total of 124. The programme to install concourse12-sheet advertising panels continued and 696 such panels were installed in 2004.

To provide accountable viewership statistics to advertisers, we commissioned Nielsen Media Research to conduct the first "Reach & Frequency Research of MTR Advertising", the first research of this type in the out-of-home advertising market in Hong Kong. The survey was completed in June 2004 and the results have helped in strengthening our media pricing strategy and in increasing advertisers' media planning with MTR.

Telecommunications

Revenue from telecommunications including those of fixed-line subsidiary TraxComm, rose by 20.2% to HK$238 million, mainly as a result of increased volumes of mobile phone calls.

The existing integrated radio system was successfully upgraded to support 3G service of UMTS standard along the Island Line, making it one of the first rail networks in the world to be 3G enabled. By the end of 2005, it is anticipated that passengers will be able to enjoy seamless 3G service anywhere within the MTR network.

In January 2004, TraxComm began operation and management of a 50 Gigabit bandwidth network. This serves a number of telecom service operators in Hong Kong and has extended the reach of the fibre-optic network to 26 locations including key commercial buildings, data centers, China gateways, the Hong Kong Internet Exchange and landing stations.

Station commercial

Revenue from station commercial facilities increased by 8.4% to HK$298 million, as the number of retail shops in our network increased and the retail market experienced a strong recovery.

The programme to renovate stations continued to deliver additional commercial floor area and enhance the retail environment. Renovation was completed at Choi Hung, Central, Shau Kei Wan, Tai Koo, Tsuen Wan, Po Lam, Mei Foo, Admiralty and Hong Kong stations, adding a total of 1,192 square metres to retail floor area. However, with retail space being reduced at Kowloon Station to facilitate station integration works with the future shopping centre at Union Square, on a net basis total station retail floor area increased by 268 square metres or 1.4% to 18,717 square metres.

During the year, renovation works began at nine other stations, which will be completed in 2005.

The Company continued to improve the retail mix, introducing a total of 69 new shops and 28 new trades including H_2O, Yume, Lo Hang Ka, Q Q Rice, Pie & Tart and TCBY. Sales counters were also introduced in Tseung Kwan O Station for short-term leases to retailers, increasing the flexibility offered at this station.

External consultancy

The Company is currently engaged in consultancy contracts in 22 cities in 11 countries.

Revenues from external consultancy increased by 27.3% to HK$182 million. During the year, MTR made a strategic decision to reorient this business by focusing on the areas of smartcard projects and those projects likely to lead to investment opportunities and/or retain our core competencies. Typically these projects are larger and of longer duration, and therefore provide more opportunities for growth and profitability, but they also involve a longer lead time.

In the area of smartcards, together with Octopus and our other partners, we again made good progress on the implementation of a national system for the Netherlands. Despite a challenging schedule, both hardware and software were delivered on time. The project is on track for completion of the Design, Build and Test phase in April 2005, following which the Company will provide support services to its operations. The completion of this ambitious project, combined with our already established track record and expertise in smartcard technology, will enhance the competitive position of MTR and Octopus in pursuing similar business opportunities in other markets.

Our strategy is to pursue similar large scale smartcard projects worldwide providing hardware, software and consultancy support. In November, we submitted a tender for the Melbourne Smartcard project with partners Thales e-Transactions CGA S.A. and ADI, and are currently working with other partners on upcoming projects in Melbourne, Toronto and Los Angeles.

In the Mainland, MTR's external consultancy business continued to progress. Shanghai Hong Kong Metro Construction Management Co. Ltd., the Company's joint venture subsidiary in Shanghai, acting as the Owner's Representative for Phase 1 of Line 9 of the Shanghai Rail Transit, helped ensure that this RMB 11 billion (HK$10.4 billion) project made substantial progress towards completion by the end of 2007. Site activities continued to progress satisfactorily and construction is presently 80% complete in Song Jiang District and 17% in Min Hang District. Construction activities also began before year end at Hong Mei Road Station in Xu Hui District. Line 9 is one of the new infrastructure projects to be built for the 2010 Shanghai EXPO.


In HK$ million
995
92
8
174
217
504
973
119
32
173
221
428
979
93
63
186
238
399
1,117
115
143
198
275
386
1,311
126
182
238
298
467
2000
2001
2002
2003
2004
Others
Consultancy
Telecommunication services
Kiosk rental
Advertising

Revenues from other business activities
Non-fare revenues rose across the board in Hong Kong as the economy recovered.

Rail Sourcing Solutions (International) Limited

In August, we established Rail Sourcing Solutions (International) Limited as a wholly-owned subsidiary, to expand into global railway supply and sourcing services. The new subsidiary undertakes worldwide sourcing and marketing of components required for rail vehicles, infrastructure and maintenance, bridging the gap between manufacturers and buyers around the world.

Octopus Cards Limited (Octopus)

Octopus Cards Limited, the Company's smartcard subsidiary, achieved further progress in both the transportation and retail sectors. As a result of increased service providers, higher average daily usage and the economic recovery, pre-tax profit contribution to the Company from Octopus increased by 91.3% to HK$44 million.

Average daily usage rose from HK$50.7 million to HK$57.5 million. Cards in circulation grew from 10.4 million at the end of 2003 to 11.8 million at the end of 2004, while the number of service providers increased from 253 to 299.

Continued penetration in the transport sector has seen almost all of Hong Kong's more than 2,600 Green Minibuses accept Octopus card as a mode of payment, along with 50 Red Minibuses, 167 car parks and all metered parking spaces.

Growth in retail usage continued and this was driven by the addition of new service providers such as Wing Wah Cake Shop, and full roll out to existing providers such as McDonald's and Mannings. To provide added convenience and flexibility, Octopus enables customers to link any type of Octopus card with the Automatic Add Value Service through a bank or credit card account at any participating financial institution. The number of such institutions increased to 19 in 2004 and now includes HSBC, Bank of China, Standard Chartered Bank and Citibank.

Overall usage was supported by year-round promotions, including "Rewards on the Go", a monthly lucky draw for frequent Octopus card users at retail outlets and car parks.

Consultancy contracts in 22 cities

Beijing Metro Line 4 public-private-partnership

Shenzhen Metro System Line 4 BOT project




New London office
Pursuing operating franchises in Europe
Joint-venture bids in UK

international expansion

bringing our expertise to overseas markets



> Major step forward for Beijing Line 4 with the initialling of Concession Agreement
> Planning and seeking Government approval in progress for Shenzhen Line 4
> European strategy focuses on train operation franchises

Mainland China

In the Mainland, our investment strategy focuses on the major cities of Beijing, Shanghai and Shenzhen. In these cities, the demand for mass rapid transit systems and hence potential for profit, is greatest due to expanding populations, heightened environmental concerns and deteriorating traffic conditions. In executing this strategy, the Company has adopted a gradual approach and is leveraging the experience and expertise gained from one project to others.

MTR's drive to invest in suitable projects in the Mainland saw two landmark developments during the year.

In January, the Company entered into an Agreement in Principle for a Build-Operate-Transfer (BOT) project with the Shenzhen Municipal People's Government for the construction of Phase 2 of Line 4 of the proposed Shenzhen Metro System and the operation of the entire line for a term of 30 years.

Line 4 is a 21-kilometre double-track urban railway running from Huanggang, at the boundary between Hong Kong and Shenzhen, to Longhua New Town in Shenzhen, with a total of 14 stations. It will form the major north-south railway corridor linking Hong Kong SAR, through Shenzhen Special Economic Zone with potential connections to other parts of the Mainland. Phase 1 of Line 4, an approximately 4.5 kilometre section between Huanggang and Shouniangong, is targeted for full completion before the end of 2008. Some sections of Phase 1 are already complete and being operated by Shenzhen Metro Company Ltd. Upon completion of Phase 2 by MTR's project company in late 2008, both Phases 1 and 2 will be operated by MTR. Total investment in Phase 2 by the project company is estimated at RMB 6 billion (HK$5.7 billion), which will be financed by equity

When completed, Beijing Metro Line 4 will be the main north-south rail artery of Beijing


Longbeicun Station
Beigongmen Station
Yiheyuan Station
Yuanmingyuan Station
Chengfulu Station

capital of RMB 2.4 billion (HK$2.3 billion), with the balance by non-recourse bank loans in Renminbi. The project will be implemented based on our proven "rail and property model" in Hong Kong, with associated property developments comprising 2.9 million square metres of commercial and residential space along the railway.

Since signing the Agreement in Principle, MTR has set up a project office in Shenzhen to undertake preliminary design of the railway and property works. We have also entered into negotiations with the Shenzhen Municipal People's Government on a Concession Agreement and other related agreements which would give MTR's project company the right to construct Phase 2 and to operate the entire line, together with the right to use the Phase 1 facilities. These agreements are subject to the approval of the Central Government.

Planning for property developments associated with the Shenzhen Line 4 project achieved good progress, despite a delay in the approval process as a result of the macroeconomic control measures imposed by the Central Government. In October, a proposal for a sustainable planning concept for the Longhua Extension Area was submitted to and received endorsement from the Shenzhen Municipal People's Government. A preliminary master plan for the four development sites in this area is currently under discussion with the Shenzhen authorities, and we plan formally to submit this plan in early 2005, with target development completion from 2008 onwards.

In April, MTR signed a Memorandum of Understanding with Beijing Infrastructure Investment Co. Ltd. (BIIC) and Beijing Capital Group (BCG), both subsidiaries of the Beijing Municipal People's Government, with the intention of forming a public-private-partnership for the Beijing Metro Line 4 project. After in-depth discussions, in December we entered into an Agreement in Principle with BIIC and BCG to form a PPP company for the investment, construction and operation of the Beijing Metro Line 4. This line will form one of the core transport infrastructure projects for China's capital.

The Agreement in Principle sets out the framework of the partnership for the investment, construction and operation of the line subject to a Concession Agreement with the Beijing Municipal People's Government, for a term of 30 years.

In February 2005, together with our partners, we initialled the Concession Agreement with the Beijing Municipal People's Government and now await approval from the National Development and Reform Commission. The total investment for the project is approximately RMB 15.3 billion (HK$14.4 billion), 70% of which, comprising mainly land acquisition and civil construction works, will be funded by the Beijing Municipal People's Government. The partnership project company will invest approximately RMB 5 billion (HK$4.7 billion) to finance the provision of trains and related electrical and mechanical systems, and will be responsible for the operation and management of the new line for a period of 30 years.

MTR and BCG will each own 49% of the joint venture company, with BIIC owning the remaining 2%. The joint venture company will seek non-recourse bank loans to finance over 60% of the project with the remainder to be funded by equity capital.

This new 29-kilometre underground metro line will run from Majialou Station on the South Fourth Ring Road to the north west Haidian District and terminate at Longbeicun Station, forming a main north-south traffic artery of Beijing. The 24 stations along the line include major stops at Beijingnan, Xuanwumen, Xidan, Xizhimen, Xueyuannanlu, Zhongguancun, Yuanmingyuan and Yiheyuan.

The Company is carrying out railway assessments of other investment opportunities in Beijing, Shenzhen and Shanghai, in line with those cities planning future extensions to their metro networks. In addition to the three cities which are our principal focus, MTR has explored opportunities in cities such as Chengdu, Wuhan, Tianjin and Nanjing.

Europe

Our growth strategy in Europe differs from that in the Mainland in that it concentrates on train operation franchises, which do not require significant capital expenditure. MTR will seek to enter into joint-venture partnerships with experienced local firms to bid for operation and maintenance franchises and contracts as the deregulation of railway industries in Europe continues to unfold. The Company will initially focus on the highly deregulated UK market, and build on this experience to explore other opportunities in Continental Europe.

In November, the Company signed a joint-venture agreement with the UK's Great North Eastern Railway Holdings Limited to bid for a service contract to operate and maintain the trains for the Integrated Kent Franchise (IKF), with MTR owning 29% in the joint-venture company. IKF is a suburban commuter network in Kent, southeast England operating through 179 stations, 1,600 rail cars and with annual revenue of about £300 million. It will also include the high speed railway service from the Kent Coast to London which will operate over the Channel Tunnel Rail Link. Since December, MTR has been working to pursue a similar opportunity for the Thameslink / Great Northern Franchise, which serves London north and south of the River Thames.

To support these initiatives, we opened an office in London in July 2004 as our first step towards building a permanent presence in Europe, where we aim to partner with local companies to pursue similar new business opportunities.

property business building quality of life in Hong Kong and beyond

Successful sales at The Harbourside, Coastal Skyline, Caribbean Coast, Residence Oasis and No. 8 Clear Water Bay Road

MTR's Two IFC floors 100% leased



Expanded property management portfolio in Hong Kong and China

Package One of "Dream City" at Area 86 awarded

Strong business performance at all shopping centres




Square

> Property development profit of HK$4,568 million
> Property investment and management revenue increased 12.1% to HK$1,108 million
> Strong sales momentum across MTR property developments



Good sales results were achieved in property developments along Airport Railway and Tseung Kwan O Line

MTR's various property businesses benefited in 2004 from a sustained recovery in the Hong Kong property market, growth of inbound tourism, especially from the Mainland, and the overall improvement in economic sentiment.

Property development

For the year, income from property development was HK$4,568 million, a decrease of HK$801 million from 2003, when we recognised as income the receipt of our share of floors in Two IFC. In 2004, our property developers took advantage of the improved market sentiment to maximise profit by releasing sales in stages, thereby achieving a balance between sales price and sales volume.

Airport Railway

Along the Airport Railway, profit contributions came from the receipt of part of the Union Square retail shell structure at Kowloon Station, amounting to about 57,506 square metres, which was handed over by the developer in December. Other profit contributors included our share of surplus proceeds from The Harbourside, and recognition of deferred income from Tung Chung Packages Two and Three (Coastal Skyline and Caribbean Coast), and The Harbourside.

Sales and pre-sales of properties benefited from the strong sentiment in the property market. Sales of luxury apartments at The Harbourside,

Union Square began during the year and achieved very satisfactory results. The pre-sale of Caribbean Coast Towers 9 and 11 met with a very good response. The sale of the 392 units at residential Tower 2 of Tung Chung Package Two, the Coastal Skyline development, was launched in September. The Occupation Permit was issued for Caribbean Coast Towers 6, 7 and 8.

The Company and our property developers continued to work with the Government and the Town Planning Board to refine our future development plans, in order to take advantage of market developments. The Master Layout Plan for Tung Chung Package Two, the Coastal Skyline development, was revised to provide more open space by changing the original eight 13-storey blocks to six 15-storey blocks in the low- rise development and this was approved by the Town Planning Board in August. At Tsing Yi, the Town Planning Board decided to take forward our proposed part-conversion scheme to change the lorry park to retail use through a land use rezoning under the Town Planning Ordinance.

At Kowloon Station, a review of the construction programme and design for Union Square Packages Five, Six and Seven was undertaken by the developer, in light of opportunities arising from infrastructure development in the vicinity, notably the West Kowloon Cultural District and KCRC's future Kowloon Southern Link. As a result, completion of the Landmark Tower development may be delayed to 2010.

Tseung Kwan O Line

Along the Tseung Kwan O Line, development profit was derived from Residence Oasis at Hang Hau Station, where the Occupation Permit for Residence Oasis and The Lane was granted in December. Sales of residential units of Residence Oasis were very satisfactory, with more than 90% of the total units pre-sold by year end. This project received the Hong Kong Institute of Surveyors' "Top Ten Best Layout Award" in November. Pre-leasing also progressed well for the associated 3,500-square metre shopping centre, The Lane, with the majority of the space committed by year end.

Pre-sale consent for Area 57a was obtained in August and the developer is anticipated to launch sales in early 2005. Pre-sale consent for Area 55b is planned for and is likely to be granted in the first quarter of 2005.

At Area 86, approval was granted in August for a substantial revision to the Master Layout Plan for the "Dream City", which greatly enhanced the garden city and pollution free concept. In December, developers were invited to tender for Package One of Area 86, location of the Tseung Kwan O Line depot and future Tseung Kwan O South Station. Unlike our previous property tenders, MTR agreed to pay half of the assessed Government land premium in the tender of Package One. As a result, a number of mid-size as well as large developers participated in the tender, offering attractive terms to the Company. The tender was awarded to a subsidiary of Cheung Kong (Holdings) Limited in January 2005.

The Company submitted a planning application for Area 56 to the Town Planning Board in January 2005, to convert usage of the commercial site to a more commercially viable mixed-use development.


Gross floor area *Thousand sq.m.*
Hong Kong
60
254
102
416
Kowloon
90
608
232
167
1,097
Olympic
78
493
111
682
Tsing Yi
47
246
293
Tung Chung
22
15
58
936
1,031
Residential
Hotel/Serviced Apartment
Office
Retail and others

Airport Railway property development plan
Revisions were made to some development plans in light of changing market conditions.


Gross floor area *Thousand sq.m.*
Hong Kong
102
314
416
Kowloon
610
487
1,097
Olympic
104
578
682
Tsing Yi
293
293
Tung Chung
313
718
1,031
Under construction
Construction completed or near completion

Airport Railway property development progress
Developments at Kowloon and Tung Chung stations are the focus of construction activity on the Airport Railway.

Investment properties

The continuing economic recovery, supported by increases in inbound tourism from the Mainland, increased revenue from investment properties by 11.9% to HK$994 million compared with 2003. The primary drivers were higher renewal rents, favourable turnover rental, better promotional counter income and higher rental income from Two IFC.

MTR again achieved 100% occupancy at our shopping centres, Telford Plaza, Maritime Square, Luk Yeung Galleria and Paradise Mall. Several large new tenants signed with the Company during 2004, most notably IKEA, which opened its largest store in Kowloon with a total floor area of some 7,800 square metres in Telford Plaza. As at year end, MTR's investment property portfolio totalled 176,020 square metres.

Demand for space at Two IFC continued to grow, as the building's superlative technical specification, quality and management standard attracted more local and international companies. By year end, the total floor area of MTR's 18 floors known as "Central 18 Zone at Two IFC" was 100% leased. To further enhance service, a new technical services model was developed for the building, providing comprehensive round-the-clock technical services to tenants.

The Company worked on improving the retail environment to enhance the value of our shopping centres. In March, a 1,100 square metre area at Level 3 of Maritime Square was converted into a new theme zone that increased rental income and boosted the shopping centre's image. In August, Treasure Cove, located on the ground floor of Paradise Mall, was renovated into a new entertainment zone to include a game centre, a CD store and a bookstore.

All MTR's shopping centres benefited from the completion of an internal Fire Services Safety Assessment and upgrading of the existing Integrated Radio Network Systems for 3G mobile phone operations.

Throughout the shopping centres, the Company continued to support tenants by organising marketing and promotional campaigns such as lucky draws, prize redemptions and artistic performances. Collectively, these promotional activities helped raise the image, patronage and retail sales of the shopping centres as did the regular weekend shopping tours organised for Mainland visitors. In addition, MTR's "Total Quality Service Regime", which is well-supported by tenants, was rolled out in all centres. The scheme regularly engages mystery shoppers to keep track of front line service quality and deliver feedback to tenants.

Property management and others

The year saw a steady growth in the MTR's property management portfolio, leading to a 14.9% rise in revenues from property management to HK$108 million as compared to 2003. During the year, a total of 2,368 units were added to the portfolio, comprising 854 units from Sorrento, 1,122 units from The Harbourside, and 392 units from Coastal Skyline. As a result, MTR by year end had a total of 49,283 residential units and 558,796 square metres of commercial and office space under management.



Gross floor area Thousand sq.m.
Tiu Keng Leng
254
254
17
Tseung Kwan O
126
290
Hang Hau
142
142
3
Area 86
40-50
1,653
Under construction
Construction completed
Residential
Office
Retail and others

Tseung Kwan O Line property development plan and progress
Developers responded enthusiastically to the tender for the Package One of "Dream City" at Area 86.



18
16
14
12
10
8
6
4
2
1400
1200
1000
800
600
400
200
16.7
672
665
724
684
788
2000
2001
2002
2003
2004
Value of investment properties
HK$ billion (left scale)
Net rental income
HK$ million (right scale)

Investment properties
Full occupancy and rising rentals characterised MTR's investment properties.

A taskforce was set up during 2004 to work towards the ISO 9001:2000, ISO 14000:2004 and OHSAS 18001:1999 certifications by mid 2005. Formal experience sharing sessions were introduced during the year to enhance intra-departmental communications and to improve efficiency.

Revenue from property agency was stable at HK$6 million.

The MTR's Octopus Access Control business continued to expand, with annual turnover increasing by 19% to HK$10 million.

In the Mainland, Octopus Access Control was adopted by Shanghai Hong Kong Metropolis, a high-end serviced apartment and commercial complex located in Shanghai's Central Business District, which will be completed in 2008. Other developers in the Mainland are also considering the application of Octopus Access Control in their developments.

Business in the Mainland

In the Mainland, MTR's expertise continued to translate into contracts for pre-management advisory and property



CRABTREE &
EVELYN

Shoppers and tenants enjoyed a range of promotional and marketing activities in our shopping centres, including Telford Plaza



Percentage
4.3
5.8
15.7
21.5
16.9
18.4
57.3
63.1
2004
2003
Residential
Office
Retail
Carpark

Distribution of property management income

Units from Sorrento, The Harbourside and Coastal Skyline were added to the property management portfolio.

management. Presently, MTR has under our pre-management contracts more than 800,000 square metres of residential and commercial space, and under our property management contracts 2,100 residential units with 400,000 square metres and 22,000 square metres of commercial space.

New pre-management contracts were signed in Shanghai with the Shanghai Hong Kong Metropolis and in Chongqing with the Mei Li Shan Shui development, both luxury type residential properties. In Beijing, MTR acquired a management contract for the Jianwai SOHO development, a new landmark in the Beijing Central Business District.

Airport Railway property developments (packages awarded)

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Actual or expected completion date
Hong Kong Station					
(International Finance	Sun Hung Kai Properties Ltd.	Office	254,186		By phases
Centre)	Henderson Land Development Co. Ltd.	Retail	59,458		from
	The Hong Kong & China Gas Co. Ltd.	Hotel	102,250		1998–2005
	Bank of China Group Investment Ltd.	Car park		1,344	
Sub-total			415,894		
Kowloon Station					
(Union Square)					
Package One	Wing Tai Holdings Ltd.	Residential	147,547		Completed in
(The Waterfront)	Temasek Holdings (Pte) Ltd.	Car park		1,332	2000
	Singapore Land Ltd.				
	Keppel Land Ltd.				
	Lai Sun Development Co. Ltd.				
	Worldwide Investment Co. (Bermuda) Ltd.				
Package Two	The Wharf (Holdings) Ltd.	Residential	210,319		Completed by
(Sorrento)	Wheelock and Company Ltd.	Car park		1,270	phases from
	Wheelock Properties Ltd.				2002–2003
	Realty Development Corporation Ltd.				
	Harbour Centre Development Ltd.				
Package Three	Sun Hung Kai Properties Ltd.	Residential	100,000		2005
(The Arch)		Cross border bus terminus	5,886		
		Car park		412	
Package Four	Hang Lung Properties Ltd.	Residential	128,845		Completed in
(The Harbourside)		Car park		864	2003
Packages Five, Six	Sun Hung Kai Properties Ltd.	Retail	82,750		By phases
and Seven		Office *	231,778		from
		Serviced apartment *	72,472		2007–2010
		Hotel *	95,000		
		Residential	21,300		
		Kindergarten	1,050		
		Car park		1,743 *	
Sub-total			1,096,947		

* This falls within the range of 181,778 to 235,778 sq.m. for offices, 68,472 to 72,472 sq.m. for serviced apartments and 95,000 to 145,000 sq.m. for hotels as stipulated in the latest approved Master Layout Plan. The number of car parking spaces is subject to review.

Airport Railway property developments (packages awarded) continued

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Actual or expected completion date
Olympic Station					
Package One	Sino Land Co. Ltd.	Office	111,000		Completed in
(Island Harbourview,	Bank of China Group Investment Ltd.	Retail	14,900		2000
HSBC Centre, Bank of	Kerry Properties Ltd.	Residential	169,950		
China Centre and	China Overseas Land and Investment Ltd.	Indoor sports hall	13,219		
Olympian City One)	Capitaland Residential Ltd.	Car park		1,380	
Package Two	Sino Land Co. Ltd.	Retail	47,500		Completed in
(Park Avenue, Central	Kerry Properties Ltd.	Residential	220,050		2001
Park and Olympian	Bank of China Group Investment Ltd.	Market	1,100		
City Two)	China Overseas Land and Investment Ltd.	Car park		932	
Package Three	Sun Hung Kai Properties Ltd.	Residential	103,152		By phases
		Kindergarten	1,300		from
		Car park		294	2005–2006
Sub-total			682,171		
Tsing Yi Station					
(Tierra Verde and	Cheung Kong (Holdings) Ltd.	Retail	46,170		Completed in
Maritime Square)	Hutchison Whampoa Ltd.	Residential	245,700		1999
	CITIC Pacific Ltd.	Kindergarten	925		
		Car park		920	
Sub-total			292,795		
Tung Chung Station					
Package One	Hang Lung Development Co. Ltd.	Office	14,999		By phases
(Tung Chung Crescent,	Henderson Land Development Co. Ltd.	Retail	48,331		from
Citygate and Seaview	New World Development Co. Ltd.	Hotel	22,000		1999–2005
Crescent)	Sun Hung Kai Properties Ltd.	Residential	275,501		
	Swire Properties Ltd.	Kindergarten	855		
		Car park		2,041	
Package Two	HKR International Ltd.	Retail	2,499		By phases
(Coastal Skyline)	Hong Leong Holdings Ltd.	Residential	253,100		from
	Recosia Pte Ltd.	Kindergarten	350		2002–2007
		Car park		632†	
Package Three	Cheung Kong (Holdings) Ltd.	Retail	4,996		By phases
(Caribbean Coast)	Hutchison Whampoa Ltd.	Residential	407,300		from
		Wet market	508		2002–2007
		Kindergarten	350		
		Car park		1,211	
Sub-total			1,030,789		
Grand Total:			3,518,596	14,360	

† This falls within the range of 632–745 as stipulated in the latest Master Layout Plan.

Tseung Kwan O Line property developments (packages awarded)

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Actual or expected completion date
Tseung Kwan O Station						
Area 57a	Sun Hung Kai Properties Ltd.	Residential	26,005		Awarded in	2005
(Central Heights)	Nan Fung Development Ltd.	Retail	3,637		July 2000	
	Henderson Land Development Co. Ltd.	Car park		74		
	Chime Corporation Ltd.					
Area 55b	New World Development Co. Ltd.	Residential	84,920		Awarded in	2006
(The Grandiose)	Chow Tai Fook Enterprises Ltd.	Retail	11,877		January 2002	
	Wee Investments Pte. Ltd.	Car park		249		
Hang Hau Station	Sino Land Co. Ltd.	Residential	138,652		Awarded in	Completed
(Residence Oasis	Kerry Properties Ltd.	Retail	3,500		June 2002	in 2004
and The Lane)		Car park		369		
Tiu Keng Leng Station	Cheung Kong (Holdings) Ltd.	Residential	236,965		Awarded in	By phases
		Retail	16,800		October 2002	from
		Car park		587		2006-2007
Tseung Kwan O South Station						
Area 86 Package One	Cheung Kong (Holdings) Ltd.	Residential	136,240		Awarded in	2009
		Retail	500		January 2005	
		Car park		325		
		Residential Care Home for the Elderly	3,100			

Tseung Kwan O Line property developments (packages to be awarded)*

Location	No. of packages envisaged	Type	No. of Gross floor area (sq. m.)	Expected parking spaces	Period of package tenders	Expected completion date
Tseung Kwan O Station	2	Retail	60,000		2005–2006	2009
		Office	103,130			
		Car park		1,291		
Tseung Kwan O South Station	7-13	Residential	1,463,460		2005–2010	2014
Area 86		Retail	49,500			
		Car park		4,438		

* Subject to review in accordance with planning approval, land grant conditions and completion of statutory processes.

Choi Hung Park and Ride development

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Expected completion date
Choi Hung Station	Chun Wo Holdings Ltd.	Residential	19,138		Awarded in July 2001	2005
(No. 8 Clear Water Bay Road)		Retail	2,400			
		Car park		54		
		Park and Ride		450		

Investment property portfolio (as at 31 December 2004)

Location	Type	Lettable floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Telford Plaza I, Kowloon Bay, Kowloon	Shopping centre	39,982	–	100%
	Car park	–	993	100%
Telford Plaza II, Kowloon Bay, Kowloon	Shopping centre	19,411	–	50%
	Car park	–	136	50%
Luk Yeung Galleria, Tsuen Wan, New Territories	Shopping centre	12,066	–	100%
	Car park	–	651	100%
Paradise Mall, Heng Fa Chuen, Hong Kong	Shopping centre	19,448	–	100%
	Car park	–	415	100%
Maritime Square, Tsing Yi	Shopping centre	29,261	–	100%
	Kindergarten	920	–	100%
	Car park	–	220	100%
	Motorcycle park	–	50	100%
G/F, No. 308 Nathan Road, Kowloon	Shop unit	70	–	100%
G/F, No. 783 Nathan Road, Kowloon	Shop unit	36	–	100%
New Kwai Fong Gardens, Kwai Chung, New Territories	Kindergarten	540	–	100%
	Car park	–	126	100%
International Finance Centre (IFC), Central, Hong Kong – Two IFC	Office	39,529	–	100%
– One and Two IFC	Car park	–	1,308	51%
Phase I, Carpark Building, Kornhill, Quarry Bay, Hong Kong	Car park	–	292	100%
Roof Advertising Signboard, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Advertising signboard	–	–	100%
Ten Shop Units, First Floor Podium, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Shops	286	–	50%
Olympian City One, Tai Kok Tsui, Kowloon	Indoor sports hall	13,219	–	100%
Olympian City Two, Tai Kok Tsui, Kowloon	Shop unit	1,252	–	100%

Note: The above properties are let to tenants for commercial use except Heng Fa Chuen Residents' Club House. All properties are held by the Company under leases for over 50 years except for Telford Plaza I and II, Luk Yeung Galleria, Maritime Square, New Kwai Fong Gardens, IFC and Olympian City where the leases expire on 30 June 2047.

Properties held for sale (as at 31 December 2004)

Location	Type	Gross floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Island Harbourview, No. 11 Hoi Fai Road, Kowloon	Residential	6,792	–	40%
	Car park	–	579	40%
Olympian City One, No. 11 Hoi Fai Road, Kowloon	Shopping centre	6,048*	–	40%
	Car park	–	330	40%
Bank of China Centre, No. 11 Hoi Fai Road, Kowloon	Car park	–	117	40%
Sorrento, Union Square, No. 1 Austin Road West, Kowloon	Residential	3,998	–	36.22%
	Car park	–	149	67.05%
Residence Oasis, No. 15 Pui Shing Road, Hang Hau, Tseng Kwan O	Residential	12,374	–	71%
	Car park	–	321	71%
	Motorcycle park	–	18	71%

* Lettable floor area

Managed properties (as at 31 December 2004)

Number of managed residential flats	49,283 units
Area of managed commercial and office space	558,796 sq. m.

AsiaWorld-Expo Station

Tung Chung Cable Car

Sunny Bay Station

Disneyland Resort Station

Ngong Ping Theme Village

future Hong Kong projects

investing in a shared future





> Construction of Disneyland Resort Line progressing well for completion in July 2005
> Substantial progress achieved in construction of Tung Chung Cable Car
> Discussions continue with the Government on South Island Line and West Island Line

We made further progress during 2004 on projects to expand our integrated rail-property infrastructure in Hong Kong and on enhancements designed to integrate our system more closely into the life of the community. In the process, the Company continued to engage in active dialogue with the full range of stakeholders to ensure that project plans are sensitive to the physical and social environments, while being economically sound.

Disneyland Resort Line

With the opening of the Hong Kong Disneyland scheduled for September 2005, MTR again worked assiduously to ensure on-time completion of the Disneyland Resort Line, formerly known as the Penny's Bay Rail Link, which will connect the theme park with the MTR network.

Construction of the Tai Yam Teng Tunnel was completed in June. By year end architectural and builders works together with the installation of electrical and mechanical equipment were substantially completed for both Disneyland Resort Station and Sunny Bay Station, the interchange for the Tung Chung Line. Automatic platform gates have been installed and conversion of rolling stock completed, with trains scheduled to begin test runs in January 2005. As a result, the Company remains confident of meeting the target completion date of 1 July 2005.

Tung Chung Cable Car

The Tung Chung Cable Car project that will create a major new tourist attraction for Hong Kong achieved substantial progress during the year. Construction work began in February 2004. Mules imported from Canada to transport materials in an environmentally appropriate manner arrived in May 2004



Construction has begun on the Theme Village at Ngong Ping, part of the Tung Chung Cable Car development



Plans for the Ngong Ping Theme Village include shops, restaurants and museums

and are now working in the Country Park. Construction of the terminals at Tung Chung and Ngong Ping is progressing well and by year end work had started on the Theme Village. Target completion of the project by early 2006 remains on track.

West Island Line and South Island Line

In January 2003, the Government requested MTR to proceed with planning for the West Island Line and South Island Line. In March 2004, following extensive consultations, MTR submitted revised proposals to the Government.

The proposals contain three elements: an extension of the high capacity Island Line to serve Western District; and two medium capacity lines to serve the south side of Hong Kong Island. One of the medium capacity lines would interchange with the Island Line at Admiralty Station and serve Ocean Park, Wong Chuk Hang and Ap Lei Chau. The other would interchange with the Island Line extension in Western District and serve locations such as Cyberport, Wah Fu and Aberdeen, terminating at the Wong Chuk Hang interchange station. Discussions continue with the Government on the scope and programme for these new lines.

Kwun Tong Line and Tseung Kwan O Line

In February, the Company also submitted to the Government proposals for an extension of the Kwun Tong Line from Yau Ma Tei Station to Whampoa Gardens, a popular residential area. The Company has invited proposals from consultants to start detailed design of Tseung Kwan O South Station, which is located within the future "Dream City" property development. The station will be completed in 2009 along with the completion of the first package of property development there.

Airport developments

Work proceeded on schedule for the new AsiaWorld-Expo Station at the end of AEL at Hong Kong International Airport that will serve the AsiaWorld-Expo. This new station is scheduled for completion by end 2005.

The Company continues discussions with the Airport Authority over plans to expand the facilities at Airport Station to connect to the Authority's new Skyplaza development.

Pedestrianisation

Pedestrian links to MTR stations and enhanced pedestrianisation adjacent to stations continue to be an important strategy aimed at increasing patronage.

In January, developer funded construction began on the new Queensway subway that will connect the Three Pacific Place commercial centre with the Admiralty tunnel that runs between Admiralty Station and the Pacific Place complex. Scheduled for completion by the end of 2005, the subway will provide easy access to the MTR network from this high pedestrian traffic site.

human resources working together with vision and purpose



Throughout the year, MTR continued to work closely with employees at all levels to maintain the support of our skilled, talented and committed workforce.

In line with the Company's continuing policy of productivity enhancement, the hiring freeze remained in force during 2004 resulting in total staff numbers at the end of 2004 of 6,555 compared with 6,629 in 2003. Turnover per operating railway employee further improved to HK$1.40 million as compared to HK$1.27 million in 2003.

New Vision, Mission and Core Values

An important task during the year was the communication to all staff of the new Vision, Mission and Core Values. These are intended to drive the Company forward as it expands overseas and into new areas of businesses, while remaining true to our roots in Hong Kong. In all, 134 workshop sessions were held between April and August, bringing home key messages of vision and strategy to all our employees.

Merger talks

Another important focus was the possible merger with KCRC and its potential implications for staff. During the year, we made tremendous efforts to ensure open and transparent communication on the merger discussions, so that employees were kept abreast of the progress and able to voice their views.

Follow up to 2003 Staff Attitude Survey

The comprehensive 2003 Staff Attitude Survey had highlighted a number of important areas of employee concerns and the Company took significant steps during 2004 to address those issues.

Amongst the initiatives implemented in response to the Survey were "Meet the CEO" and "Meet Senior Management" programmes, which were designed to improve direct communication between staff and senior management.

We recognise that middle management communication skills are becoming ever more important in the smooth running of the Company's operations and management, and have established specific programmes to help our managers and supervisors to improve those skills. During 2004, over 1,300 supervisory staff received training through a "New Horizon for Supervisors" training programme.

The Company is dedicated to promoting work life balance and encouraging staff participation in community and charity services



Number of staff
7,332
519
904
966
4,943
7,231
567
978
930
4,756
6,891
618
551
886
4,836
6,629
642
402
855
4,730
6,555
660
366
860
4,669
2000
2001
2002
2003
2004
Property development and management
Corporate management and service departments
Engineering and project
Operations

Total staff strength

MTR continued business expansion and reported goods results with fewer staff members.

Resource pool for growth business

To support the Company's business development outside Hong Kong, MTR's Human Resource Management Department has been acting as the strategic partner of line managers in providing professional advice and personnel support to staff on overseas assignments.

In addition, to meet human resource challenges posed by the expansion of international business, MTR has implemented a just-in-time manpower resourcing strategy. This involved building a dedicated resource pool for growth business, backed by customised remuneration and employment terms, comprehensive human resources policies and systems, as well as training and development initiatives.

Awards and accreditation

During the year, we once again received several awards in recognition of our ability and achievement in developing and managing our employees and workforce.

For the third consecutive time, MTR received the Good People Management Award from the Hong Kong Labour Department. The Operations Training Department successfully gained ISO9001, ISO14001 and OHSAS18001 accreditations for its Integrated Management System. The Company also received the "Most Innovative Award" from Hong Kong Management Association's Excellence in Training programme and a "BEST Award" from the American Society for Training and Development.



HK$ million
1.23
1.24
1.26
1.27
1.40
2000
2001
2002
2003
2004

Staff productivity – turnover per operating railway employee

Continuous improvement in productivity has been achieved throughout the years.

Financial review

Review of 2004 financial results

Profit and loss

Total patronage for the MTR Lines, comprising the Urban Lines, the Tung Chung Line and the Tseung Kwan O Line, increased significantly from 770 million in 2003 to 834 million in 2004, following a recovery from the adverse effect of SARS in 2003 and an improved economic environment in 2004. Additional patronage also resulted from the opening of the West Rail Interchange and a strong increase in tourist arrivals from the Mainland. Average weekday patronage for the year improved to 2.40 million from 2.24 million in 2003. MTR's overall share of total franchised public transport rose to 24.8% from 24.3% in 2003, while the cross-harbour market share increased from 58.7% in 2003 to 59.6%.

Total fare revenue for the MTR Lines amounted to HK$5,417 million, which was a 7.0% increase from HK$5,064 million in 2003. With a higher proportion of passengers using concessionary tickets and an increase in free-ride tickets issued through the "Ride 10 Get 1 Free" promotion campaign, the average fare dropped slightly from HK$6.57 in 2003 to HK$6.50.

The average daily patronage on AEL rose by 16.6% to 21,800 from 18,700 in 2003, mainly due to the strong recovery of air passenger arrivals and departures at the Hong Kong International Airport. However, MTR's estimated market share of passengers travelling to and from the airport reduced from 23% in 2003 to 21% mainly as a result of a change in the mix of visitors. Total revenue from AEL increased by 21.2% to HK$515 million, with the average fare improving from HK$62.07 to HK$64.25 in 2004.

Non-fare revenue grew strongly by 14.9%, from HK$2,105 million in 2003 to HK$2,419 million, comprising HK$1,311 million from station commercial and other revenue and HK$1,108 million from property rental and management. Compared to 2003, a growth of 17.4% was achieved for station commercial and other revenue, mainly due to significant increases in advertising and



In HK$ billion
7.3
0.7
3.4
3.2
7.3
0.7
3.3
3.3
7.8
0.8
3.8
3.2
9.1
0.8
5.4
2.9
9.1
0.9
4.6
3.6
2000
2001
2002
2003
2004
Property ownership and management
Railway operations and related businesses
Property development

Operating profit contributions
The contribution to operating profit from railway operations increased.



In HK$ billion
10
9
8
7
6
5
4
3
2
1
9.1
8.4
4.5
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Turnover
Operating profit before depreciation (after property development profit)
Net profit

Net results
Recovery from SARS, the economic rebound and continuous cost containment supported a very good overall performance.

telecommunication income resulting from the strong recovery in consumer spending. Property rental and management income increased by 12.1% compared with 2003, mainly attributable to a full year operation of Two IFC, an expanded portfolio of managed properties, higher rental renewal rates, and the removal of SARS rental concessions granted in 2003.

Despite a general increase in business activities during 2004, operating costs were well contained and there were continued gains in productivity. As a result, operating expenses before depreciation decreased 1.1% from HK$3,847 million in 2003 to HK$3,805 million. Apart from a reduction in staff costs from HK$1,643 million in 2003 to HK$1,542 million in 2004 mainly due to lower pension expenses, there was a HK$69 million write-back of property revaluation deficit on our head office building made in 2003, owing to a strong recovery in property prices. These were, however, partly offset by higher Government rent and rates, which increased from HK$21 million in 2003 to HK$70 million in 2004 due to a substantial rate refund in 2003, higher maintenance costs of HK$517 million resulting from the expiry of warranty periods in respect of most of the Tseung Kwan O Line assets, and higher project study and business development costs incurred during 2004 in line with the Company's strategy to expand our business development in the Mainland and in Europe.

Operating profit from railway and related operations before depreciation and interest amounted to HK$4,546 million, an increase of 21.3% from HK$3,747 million in 2003. Operating margin was 54.4% compared with 49.3% in 2003.

Profit on property development was HK$ 4,568 million as compared with HK$5,369 million in 2003, comprising mainly sharing in kind in respect of part of the Union Square retail shell structure at Kowloon Station, recognition of deferred income relating to Caribbean Coast and Coastal Skyline at Tung Chung Station and The Harbourside at Kowloon Station in line with construction progress, and surplus proceeds from The Harbourside at Kowloon Station and from Residence Oasis at Hang Hau Station in Tseung Kwan O.

Operating profit before depreciation was HK$9,114 million, almost the same as in 2003. Depreciation charges increased by 4.6% to HK$2,512 million from HK$2,402 million in 2003, mainly due to a full year's depreciation in respect of the West Rail Interchange facilities following its commissioning in December 2003, and depreciation on new railway assets including platform screen doors and station improvement works.

Net interest expenses decreased from HK$1,539 million in 2003 to HK$1,450 million as a result of the lower interest rate

Percentage


2004
2003
13.0
14.7
72.3

- Fare revenue
- Station commercial and other revenue
- Rental and management income

Turnover

Proportion of fare revenue reduced following double-digit growth in non-fare revenues.

Percentage


2004
2003
14.3
42.7
15.7
14.2

- Staff costs
- Energy and utilities
- Repairs, maintenance and consumables
- Station commercial and property related expenses
- Project study and business development expenses
- Other railway expenses

Operating expenses

Staff costs were lower, mainly due to lower pension expenses and gain in productivity.

environment and reduced borrowings. The average interest rate paid by the Company reduced from 5.1% in 2003 to 4.7% in 2004 whilst the interest cover increased to 6.1 times from 5.6 times in 2003 in line with the increase in operating profit.

The Company's share of Octopus Cards Limited's pre-tax earnings was HK$44 million for the year. Income tax expenses decreased by 6.4% from HK$748 million in 2003 to HK$700 million, mainly due to the prior year effect of a deferred tax adjustment of HK$300 million upon an increase in the Profits Tax rate in 2003, which was partly off-set by higher deferred tax expense on the 2004 property development profit. As a result, the Group's profit attributable to shareholders for the year was HK$4,496 million, an increase of 1.0% compared to HK$4,450 million in 2003. Earnings per share decreased slightly from HK$0.85 to HK$0.84 due to new shares issued during the year for scrip dividend and share options exercised.

The Board has recommended a final dividend of HK$0.28 per share, amounting in total to HK$1,509 million, with a scrip dividend option offered to all shareholders with Hong Kong addresses. As in previous years, the Government has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure that a maximum of 50% of MTR's total dividend will be paid in cash.

Balance sheet

The Group's balance sheet remained strong, with the bulk of our assets invested in the railway system. Total fixed assets increased from HK$96,921 million in 2003 to HK$100,313 million as at 31 December 2004, mainly attributable to receipt of the shell of a retail centre and surpluses in investment property revaluation.

Railway construction in progress increased from HK$181 million in 2003 to HK$962 million as at 31 December 2004, comprising additional capital expenditures on the Disneyland Resort Line, Tung Chung Cable Car and AsiaWorld-Expo Station projects.

Property development in progress represents the costs incurred in preparation of sites for property development less reimbursement already received from developers. Property development in progress at the year end amounted to HK$2,088 million, a decrease of 9.6% from the previous year's HK$2,309 million, mainly due to transfer out of the account of development costs in respect of Hang Hau property development project upon its completion.


Percentage
60
50
40
30
20
10
54.4
24.4
2000
2001
2002
2003
2004
Operating margin (before depreciation)
Operating margin (after depreciation)

Operating margin

Improved productivity and higher revenues lifted operating margin.


In HK$ billion
78.5
10.2
68.3
79.2
10.4
68.8
94.3
10.3
84.0
96.9
14.2
82.7
100.3
18.9
81.4
2000
2001
2002
2003
2004
Investment properties
Other property, plant and equipment

Fixed assets growth

Total fixed assets rose, following receipt of a retail shell and surpluses in property revaluation.

Cash and cash equivalents decreased to HK$269 million as at 31 December 2004 from HK$376 million as at 2003 year end.

Total loans outstanding at year-end were HK$30,378 million, a decrease of HK$1,647 million compared with 2003 due to loan repayments. Loans drawn down during the year amounted to HK$7,194 million which were primarily for refinancing purposes.

Deferred income decreased from HK$5,061 million in 2003 to HK$4,638 million following profit recognition at Tung Chung and Kowloon station developments in accordance with the progress of property construction and pre-sales programmes. This was partly offset by an increase in the transfer-in of deferred income in respect of the retail shell structure at Kowloon Station.

Our share capital, share premium and capital reserve of HK$36,269 million at year end was HK$1,183 million higher than in 2003, as a result of shares issued for scrip dividend and share options exercised. Together with increases in property revaluation reserves of HK$2,759 million and retained earnings net of dividend of HK$2,265 million, total shareholders' funds increased to HK$63,499 million from HK$57,292 million as at 31 December 2003. As a result, the Group's gross debt-to-equity ratio improved from 55.9% to 47.8% at 2004 year-end and net debt-to-equity ratio from 55.2% to 47.4%.

Cash flow

Net cash inflow generated from railway and related activities increased from HK$3,837 million in 2003 to HK$4,486 million for the year, while cash receipts from developers for property development projects also increased from HK$855 million for the previous year to HK$2,576 million. Outflows for capital project payments and interest expenses amounted to HK$2,889 million and HK$1,301 million respectively, as compared to HK$2,670 million and HK$1,643 million for the previous year. Together with other minor movements, net cash flow before dividends and loan repayments were HK$2,566 million, being HK$2,109 million higher than the previous year. After dividend payments of HK$1,079 million and net loan repayment of HK$1,593 million, there were net cash outflows of HK$106 million compared to net outflows of HK$1,320 million in 2003.


In HK$ billion
70
60
50
40
30
20
10
63.5
30.4
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Shareholders' funds
Loans outstanding

Debt/equity profile

Reduced borrowings and increase in shareholders' funds improved the debt/equity profile.

Revised accounting standards in 2005

Following the convergence of the Hong Kong Accounting Standards with the International Accounting Standards from 1 January 2005, the accounting standards in Hong Kong have been substantially revised and the Company's future financial statements and results will be affected by a number of accounting changes in the coming year, notably those relating to valuation of investment properties and financial instruments. Previously, changes in the fair value of investment properties arising from revaluation had been generally recognised through the reserve account on a portfolio basis without impacting the Profit and Loss Account (P&L). However, after 1 January 2005, these revaluation gains or losses are required to be brought through the P&L. With the volatility of property prices being a characteristic of the Hong Kong market, this new accounting standard could have a significant impact on the level and consistency of our reported profit.

The new accounting standard relating to financial instruments requires that after 1 January 2005 all financial instruments which the Company is using to hedge the interest rate and currency risks of our borrowings must be marked to market, with any change in their fair values recognised in the P&L directly. However, the standard allows the application of hedge accounting, that is, to use the change in fair value of the underlying hedged items to offset this impact so that only inefficiency in the hedging relationship resulting in net residual impact will be reported in the P&L. Given that hedge efficiency is affected by a number of factors including the nature of the hedging relationship, direction of interest rates and changes in foreign exchange rates, it is difficult to forecast and control this residual impact.

It should be stressed, however, that both of these items are non-cash items and hence do not affect cash flow. Apart from these, the revised standards introduced a number of other minor changes mainly on alignment of disclosure with the international standards which will be reflected in the 2005 accounts.

Financing activities

New financings

In June 2004, in an effort to pre-empt inflation, the US Federal Reserve started to remove the extra stimulus in its monetary policy successively raising the Fed Funds target rate from a historical low of 1.0% to 2.25% by the end of the year. Prior to the Federal Reserve's decision, the Group took advantage of the favourable market conditions resulting from strong global liquidity and a benign inflation outlook to successfully launch a US$600 million 10-year fixed rate bond in January. The offering attracted strong interest, with total subscriptions of close to US$1.9 billion from over 130 accounts representing a diverse group of institutional investors including banks, insurance companies, pension funds and money managers across Asia and Europe.

This very strong demand together with the historical low rates enabled the Group to price the bond at an attractive re-offer spread of 83 basis points over the comparable yield of 10-year treasuries with a coupon rate of 4.75%, and to increase the size of the transaction to US$600 million from the originally planned US$500 million. The transaction enabled the Group not only to obtain very cost-effective fixed rate long-term funding and further extend our debt maturity profile, but also to establish a new 10-year US dollar benchmark for Hong Kong's quasi-sovereign credits.

Despite the actions of the Federal Reserve, interest rates in Hong Kong remained low throughout the year as a result of continuing strong capital inflow amid speculation of an imminent revaluation of the Renminbi and strong IPO activities. Later in the year, the Group took advantage of these favourable conditions to tap the Hong Kong dollar fixed rate market and arrange a total of HK$500 million fixed rate bonds, comprising HK$200 million in 12-year and HK$300 million in 15-year with a coupon rate of respectively 4.51% and 4.95%.

At the end of 2004, the Company had total undrawn committed facilities amounting to HK$5.8 billion which is sufficient to provide coverage for all of the Company's expected funding needs into the second quarter of 2006.

Cost of borrowing

The attractive terms of the new financings together with low interest rates prevailing during the year enabled the Group to reduce further our overall borrowing cost to 4.7% from 5.1% in 2003, resulting in a reduction of gross interest expense by HK$149 million.


30
25
20
15
10
5
30
6.1
7
6
5
4
3
2
1
54.0
58.2
62.5
55.9
47.8
2000
2001
2002
2003
2004
EBITDA/Total loans outstanding
Percent (left scale)
Interest cover
Times (right scale)
Gross debt-to-equity ratio
Percentage

Debt servicing capability

The Company's balance sheet strengthened with improved interest cover.

Percentage (As at 31 December 2004)


1.1
10.9
21.2
52.0
12.1
35.0

By market

- Hong Kong
- US
- Japan
- Europe
- Asia (excluding Japan)

By instrument

- US$ Global bonds
- Medium-term notes
- US$ Eurobonds
- Yankee
- HK$ bonds
- Bank loans & export credits

Sources of borrowing

While Hong Kong remains our main market, MTR continued to diversify its funding sources.

Risk management

We continued to undertake our fund raising activities and manage our debt portfolio in accordance with our well-established Preferred Financing Model, which seeks to achieve risk diversification by specifying the preferred mix of fixed and floating rate debts, permitted level of currency exposure, a well-balanced spread of maturities, use of different types of financing instruments in our debt portfolio, and an adequate financing horizon to cover future funding needs. As a result, the Company was able to maintain a balanced debt profile with adequate risk diversification and sufficient coverage of anticipated future funding needs.

The Company is one of the most active corporate users of derivative instruments in Hong Kong for managing the exposure of its debt portfolio to interest rate and currency risks. The Company's policy states that derivatives are used solely for hedging purposes and not for speculation, and that they are only to be transacted with counterparties with a credit rating of A-/A3 or better to control counterparty risk. In addition, the Company has long adopted a risk monitoring framework based on the widely accepted "value-at-risk" methodology and an "expected loss" concept to help further monitor and control counterparty risk exposure.


Percentage (As at 31 December 2004)
2004
2003
By instrument
Interest rate swaps and options
Cross currency & interest rate swaps
Foreign exchange forwards
By maturity
Beyond 5 years
2 to 5 years
Within 2 years

Use of interest rate and currency risk hedging products
MTR is an active user of derivatives, solely for hedging borrowing related interest rate and currency risks.

Credit ratings

The Company was the first Hong Kong corporate borrower to obtain internationally recognised credit ratings and has since maintained ratings on par with the Hong Kong Government due to our strong credit fundamentals, prudent financial management and continuous Government support.

In February, Moody's re-affirmed the Company's short-term foreign currency rating and long-term domestic/foreign currency ratings at respectively P-1 and Aa3/A1 with a stable outlook.

Standard & Poor's also affirmed our ratings at A-1+/A-1 and AA-/A+ for short-term local/foreign currency and long-term local/foreign currency borrowings respectively in April with a negative/stable outlook respectively on the local and foreign currency ratings. It subsequently revised our local currency ratings outlook from negative to stable in June following a similar change to Hong Kong's local currency sovereign ratings.

Credit ratings

	Short-term ratings*	Long-term ratings*
Standard & Poor's	A-1+/A-1	AA-/A+
Moody's	–/P-1	Aa3/A1
Rating and Investment Information Inc. (R&I)	a•1+/–	AA/AA-

* Ratings for Hong Kong dollar/ foreign currency denominated debts respectively.

In October, R&I also re-affirmed the Company's short-term local currency and long-term domestic/foreign currency ratings at respectively a•1+ and AA/AA-.

Financial planning

During the year, we continued to use our well established and comprehensive long-term financial planning model based on widely accepted methodologies, to plan our railway operations and to evaluate new projects and investments. For new projects, the model subjects all investment proposals to a rigorous evaluation process that takes into account our weighted average cost of capital and a required rate of return, supplemented by necessary sensitivity tests on key variables. In addition, we carefully review all key assumptions used in the model periodically and as part of our annual budgeting exercise to ensure they are prudent and realistic, taking into account present business and economic conditions, and future likely changes. To manage our cost of capital effectively, we also undertake regular detailed assessment of our funding requirement and capital structure.

Financing capacity

The Company's current committed capital expenditure programme comprises mainly the maintenance and upgrade of the existing lines, 50% land premium of Tseung Kwan O Area 86 Package One, and the construction of the Disneyland Resort Line and Tung Chung Cable Car, both of which are well advanced in construction towards their respective target completions in 2005 and 2006. Our committed capital expenditure programme for the three years between 2005 and 2007 is thus expected to be modest with a budget of around HK$6.8 billion.

This modest programme means that MTR will have sufficient financing capacity to take advantage of new investment opportunities as and when they arise, including those in the Mainland such as Shenzhen Line 4 and Beijing Line 4, for which we are negotiating the relevant agreements and seeking approvals from the various authorities, as well as those in Hong Kong such as the SIL and WIL extensions.

The estimated total investment of RMB 6 billion (HK$5.7 billion) for Shenzhen Line 4 will be funded by 40% equity and 60% non-recourse bank loans in Renminbi. MTR's investment in Beijing Line 4 will be represented by our 49% shareholding in the PPP company which is responsible for the trains and related electrical and mechanical systems which are estimated at RMB 5.0 billion (HK$4.7 billion). It is planned that more than 60% of the investment by the PPP company will be funded by non-recourse bank loans in Renminbi with the balance financed by equity capital. MTR's equity investment in the PPP company therefore is estimated at around RMB735 million (HK$693 million). We anticipate that MTR's total equity investment of slightly above RMB 3 billion (HK$2.8 billion) in these two projects will be financed by a combination of internally generated funds and external borrowing by the Company.

The capital structure and funding alternatives for the SIL and WIL as well as the Kwun Tong Line extension, in respect of which MTR submitted proposals to the Government, will be examined at a later stage if and when Government approvals are obtained.


(Preferred Financing Model) vs. Actual debt profile
As at 31 December 2004
Source in percentage
(0-10) 1
(20-50) 11
Capital market instruments
Export credits
Medium-term loans
Interest rate base in percentage
(40-60) 73
Fixed rate
Floating rate
Financing horizon in months
Maturity in percentage
(10-40) 25
(20-50) 30
Within 2 years
2 to 5 years
Beyond 5 years
Currency in percentage
(0-30) 0.3
(70-100) 99.7
HK$
US$

Preferred financing model and debt profile

MTR's disciplined approach to debt management ensures a well balanced and diversified debt portfolio.


In HK$ billion
5.1
2.8
1.0
0.2
1.1
2.3
0.3
0.5
0.5
1.0
2.7
0.1
0.5
1.1
1.0
2.8
0.2
0.2
1.2
1.2
1.7
0.2
0.1
0.4
1.0
1.1
0.4
0.7
1.0
0.2
0.8
0.7
0.7
Plan
2002
2003
2004
2005
2006
2007
2008
2009
Tseung Kwan O Line including further capital works
Disneyland Resort Line, Tung Chung Cable Car and other projects
Airport Railway including further capital works
Urban Lines including Quarry Bay Congestion Relief Works

Investment in new railway lines and the existing network

The Company's capital expenditure increased in 2004, mainly due to construction of the Disneyland Resort Line.

Ten-year statistics

	2004*	2003*	2002*	2001*	2000*	1999	1998	1997	1996	1995
Financial										
Profit and loss account *in HK$ million*										
Turnover	**8,351**	7,594	7,686	7,592	7,577	7,252	6,981	6,574	6,253	5,737
Operating profit before depreciation	**9,114**	9,116	7,769	7,301	7,290	5,523	4,720	3,805	3,342	3,143
Depreciation	**2,512**	2,402	2,470	2,178	2,091	2,039	1,426	927	850	658
Interest and finance charges	**1,450**	1,539	1,125	874	1,143	1,104	475	95	957	1,289
Profit	**4,496**	4,450	3,579	4,278	4,069	2,116	2,819	2,783	1,535	1,196
Dividend proposed and declared	**2,259**	2,215	2,161	2,118	500	–	–	1,252	647	–
Earnings per share *in HK$*	**0.84**	0.85	0.70	0.85	0.81	0.42	–	–	–	–
Balance sheet *in HK$ million*										
Total assets	**106,674**	102,366	101,119	98,126	92,565	87,250	82,104	75,428	64,644	45,356
Loans, obligations under finance leases and bank overdrafts	**30,378**	32,025	33,508	31,385	27,203	23,177	16,897	10,875	12,696	14,736
Deferred income	**4,638**	5,061	6,226	8,411	10,403	13,776	15,970	16,705	9,094	1,056
Shareholders' funds	**63,499**	57,292	53,574	53,893	50,355	45,115	42,601	41,815	35,473	25,261
Financial ratios *in percentage*										
Operating margin	**54.4**	49.3	52.2	53.4	51.7	48.2	47.3	53.7	53.4	54.8
Non-fare revenue as a percentage of turnover	**29.0**	27.7	25.6	24.6	24.6	22.2	22.1	21.0	18.8	17.8
Gross debt-to-equity ratio	**47.8**	55.9	62.5	58.2	54.0	51.4	39.7	26.0	35.8	58.3
Gross debt-to-equity ratio (excluding revaluation reserves)	**56.2**	63.3	71.1	66.4	62.2	58.5	45.0	31.3	43.8	73.4
Interest cover *in times*	**6.1**	5.6	4.5	3.8	3.8	3.7	5.1	15.7	4.0	2.9
Employees										
Corporate management and service departments	**860**	855	886	930	966	1,031	1,317	1,104	1,069	1,075
Operations	**4,669**	4,730	4,836	4,756	4,943	5,132	5,890	4,575	4,499	4,490
Engineering and project	**366**	402	551	978	904	918	1,111	2,380	1,871	1,444
Property development and management	**660**	642	618	567	519	456	468	427	405	388
Total	**6,555**	6,629	6,891	7,231	7,332	7,537	8,786	8,486	7,844	7,397

	2004*	2003*	2002*	2001*	2000*	1999	1998	1997	1996	1995
Railway operations										
Revenue car km operated *in thousands*										
MTR Lines	**114,364**	112,823	103,318	96,751	92,199	94,704	94,260	84,258	83,769	82,472
Airport Express Line	**16,081**	15,227	19,467	19,458	19,557	19,394	9,011	–	–	–
Total number of passengers *in thousands*										
MTR Lines	**833,550**	770,419	777,210	758,421	767,416	779,309	793,602	811,897	816,572	812,519
Airport Express Line	**8,015**	6,849	8,457	9,022	10,349	10,396	3,928	–	–	–
Average number of passengers *in thousands*										
MTR Lines – weekday average	**2,403**	2,240	2,261	2,231	2,240	2,284	2,326	2,382	2,379	2,377
Airport Express Line – daily average	**22**	19	23	25	28	29	22	–	–	–
Average passenger km travelled										
MTR Lines	**7.7**	7.7	7.6	7.4	7.3	7.4	7.4	7.4	7.5	7.5
Airport Express Line	**30.2**	29.7	29.9	29.8	29.7	29.9	31.2	–	–	–
Average car occupancy										
MTR Lines	**56**	53	57	58	61	61	62	71	73	74
Airport Express Line	**15**	13	13	14	16	16	14	–	–	–
Proportion of franchised public transport boardings *in percentage*										
All movements	**24.8**	24.3	23.5	23.5	24.1	25.2	25.7	25.9	26.7	27.4
Cross-harbour movements	**59.6**	58.7	58.2	57.4	57.9	60.3	61.9	64.2	66.5	67.6
Proportion of transport boardings *in percentage*										
To/from the airport	**21**	23	25	27	28	32	25	–	–	–
HK$ per car km operated (all services)										
Fare revenue	**45.5**	42.9	46.6	49.3	51.1	49.4	52.7	61.6	60.6	57.2
Railway operating costs	**22.1**	22.5	22.8	24.6	26.8	27.3	29.2	29.5	29.1	26.0
Railway operating profit	**23.4**	20.4	23.8	24.7	24.3	22.1	23.5	32.1	31.5	31.2
HK$ per passenger carried (all services)										
Fare revenue	**7.05**	7.06	7.28	7.46	7.35	7.14	6.82	6.39	6.22	5.80
Railway operating costs	**3.43**	3.70	3.57	3.72	3.85	3.94	3.78	3.06	2.99	2.64
Railway operating profit	**3.62**	3.36	3.71	3.74	3.50	3.20	3.04	3.33	3.23	3.16
Safety performance										
Number of incidents	**701**	641	690	686	748	859	842	814	869	716
Incidents per million passengers carried	**0.83**	0.82	0.88	0.89	0.96	1.09	1.05	1.00	1.06	0.88
Number of staff and contractors' staff accidents	**25**	33	24	39	36	49	65	54	40	42

* Consolidated results

Investor relations

Investors and MTR

MTR has one of the largest bases of both institutional and retail investors among the companies listed in Hong Kong. Management believes that shareholder value can be enhanced by clearly communicating the Company's corporate strategies, business development and future outlook through a continuous and active process of dialogue with existing and potential investors.

To ensure these messages are communicated clearly and effectively, we are committed to providing regular, full and timely information on our developments that may affect interests of our capital providers. During the past two decades, MTR has established a strong reputation in the international capital markets as a company firmly committed to a high standard of corporate governance and disclosure, and thus is now widely recognised as a leader in investor relations practices in Asia.

Communicating with institutional investors

MTR's persistent efforts in, and proactive approach to, investor relations have made us one of the most widely covered companies in the region. Around 20 local and international research houses currently publish reports on MTR on a regular basis and we are also followed by analysts from a wide range of buy-side institutions.

Management remains dedicated to developing direct communications with the investment community to ensure a thorough understanding of the Company and its business and strategies. During 2004, as in the past years, in addition to a comprehensive investor relations programme in Hong Kong, senior management visited major international investment centres including London, New York, Boston, Los Angeles, San Francisco and Singapore to engage in dialogues with institutional investors. In all, over 150 meetings with institutional investors and research analysts were held.

We also demonstrated our commitment to addressing investor's interests and needs by participating in a significant number of regional and global investor conferences.

Supporting our 360,000 retail shareholders

As at 31 December 2004 the Company had over 360,000 retail shareholders, giving us one of the largest shareholder bases amongst Hong Kong listed companies.

To ensure all shareholders have equal and timely access to important company information, MTR makes extensive use of the company website to deliver investor information such as results announcements, news releases and annual and interim reports. In addition, we have established a dedicated hotline to answer individual shareholders' enquiries. Operated by the Company's Corporate Relations Department, this hotline handled more than 33,000 such telephone calls in 2004.

In recognition of our shareholders' support, we again in 2004 offered a 40% special discount for travel on the AEL and produced a set of limited edition souvenir tickets, exclusively for MTR shareholders.

Index recognition

Our position in the Hong Kong market as a blue chip stock with a sizable market capitalisation and a high degree of liquidity is affirmed through the continued inclusion of our stock in some of the most important benchmark indices. We are currently a constituent member of the Hang Seng Index, MSCI and FTSE Index series.

Since 2002, our efforts and achievements in the fields of corporate social responsibility and sustainability have been continually recognised by both the Dow Jones Sustainability Index and the FTSE4Good Index. MTR remains one of the few companies from Hong Kong which is able to meet and maintain the globally recognised standards required for inclusion in these indices.

Dissemination of Company information

In line with our strategy to provide timely disclosure of information about the Company's operations and finances, we exploit the latest technology to further improve the dissemination of information.

Our corporate website, particularly the investor information section, provides the investor community with an efficient channel to access information on the Company's latest business developments, operational and financial performance. Key operating statistics such as patronage numbers which are of particular interest to the investment community are updated every month and posted on the website for timely delivery.

Our annual and interim reports are available in both summary version and full version, in English or Chinese. Shareholders can, based on their preference and needs, choose to receive different versions of these reports. These reports, together with US Securities and Exchange required reports and other stock exchange filings, are also accessible on our website.

Market recognition

The Company's 2003 Annual Report again won the Silver Award under the "General Category" in the 2004 Best Annual Reports competition organised by the HKMA. This marked the 16th consecutive year since 1988 that the Company's annual report has been awarded by the organiser.

Key Shareholder Information

Financial calendar 2005

Announcement of 2004 results	1 March
Last day to register for 2004 final dividend	22 March
Book closure period	23 March to 1 April
Annual General Meeting	2 June
2004 final dividend payment date	on or about 21 June
Announcement of 2005 interim results	August
2005 interim dividend payment date	October
Financial year end	31 December

Registered office

MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Telephone: (852) 2993 2111 Facsimile: (852) 2798 8822

Website

www.mtr.com.hk

Share information

Listing

MTR Corporation Limited's shares are listed on The Stock Exchange of Hong Kong. In addition, shares are traded in the United States through an American Depository Receipt (ADR) Level 1 Programme sponsored by JP Morgan Chase Bank. The shares are also quoted on the London SEAQ International System.

Ordinary shares (as at 31 December 2004):
Shares outstanding: 5,389,999,974 shares
Hong Kong SAR Government shareholding: 4,121,262,921 shares (76.46%)
Free float: 1,268,737,053 shares (23.54%)

Nominal value	HK$1 per share
Market Capitalisation (as at 31 December 2004):	HK$67,105 million

Share price performance


160
140
120
100
80
60
18
16
14
12
10
2004 Jan
Jun
Dec
MTR share price relative to HSI
Relative Index (left scale)
MTR share price
HK$ (right scale)

Dividend Policy

Subject to the financial performance of the Company, we expect to pay two dividends each financial year with interim and final dividends payable around October and June respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

Dividend per share (in HK$)

2003 Final Dividend	0.28
2004 Interim Dividend	0.14
2004 Final Dividend	0.28

ADR Level 1 Programme

Ordinary share to ADR ratio	10:1
Depository Bank	JP Morgan Chase Bank 40th Floor, One Chase Manhattan Plaza New York, NY 10081 USA

Index Constituent

MTR Corporation Limited is a constituent of the following indices:
Hang Seng Index Series
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE4Good Global Index
Dow Jones Sustainability World Index

Stock codes

Ordinary Shares

The Stock Exchange of Hong Kong	66
Reuters	0066.HK
Bloomberg	66 HK
CUSIP Reference Number	Y5896Y104
Sedol Reference Number	6290054
ADR Level 1 Programme	MTRJY

Annual report 2004

Our annual report is available in both English and Chinese. Shareholders can obtain copies by writing to:
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

If you are not a shareholder, please write to:
Corporate Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong

Our annual/interim reports and accounts are also available online at our corporate website at www.mtr.com.hk

Shareholder services

Any matters relating to your shareholding, such as transfer of shares, change of name or address, and loss of share certificates should be addressed in writing to the Registrar:
Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
Telephone: (852) 2862 8628 Facsimile: (852) 2529 6087

Shareholder enquiries

Our enquiry hotline is operational during normal office hours:
Telephone: (852) 2881 8888

Investor relations

For enquiries from institutional investors and securities analysts, please contact:
Investor Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Email: investor@mtr.com.hk

Sustainability

The concept of corporate "sustainability" continues its evolution, combining risk management with stakeholder engagement. As a company committed to sustainability, MTR continues to learn from both internal and external experience, engage in dialogue with the full range of stakeholders and ensure a robust infrastructure of internal governance and management systems.

Focus on sustainability infrastructure

During the year, particular emphasis was placed on a review of the sustainability infrastructure and subsequent strengthening of systems to ensure that we adopt future best practices and have the ability to meet with challenges posed by the Company's strategic initiatives.

In the area of reporting, we aimed to ensure the integrity of necessary information and data for decision-making through the adoption of an assurance programme devised by PricewaterhouseCoopers and the development of a new Enterprise-Wide Risk Management System. These systems enable effective monitoring and tracking of best practices across MTR businesses and operations.

We also enhanced our processes to engage with stakeholders, by initiating extensive consultations on the proposed WIL and SIL and establishing a Sustainability Advisory Board in connection with the Tung Chung Cable Car project.

Sustainability overseas

MTR's overseas businesses, especially those in the Mainland, are bringing new challenges to sustainable practices and we are reviewing the best ways of embedding best practices into overseas projects. During the year, we continued to adapt existing business models, codes of conduct, training and best practices for integration into such projects, as well as developing our own practices as a member of the supply chain.

Achievements in best practice

MTR's environmental impact remained fully compliant with all of Hong Kong's pollution ordinances. More broadly, MTR continued to participate in global industry efforts to improve sustainability practice and in benchmarking exercises that provide objective measurements for our progress and practices. We continued our contribution to the UITP Working Group on Sustainable Development and gained international recognition for our efforts in this area. MTR continued to be included in the Dow Jones Sustainability and FSTE4Good indices.

Our Sustainability Report, for the third year adhering to the GRI guidelines, was included in the GRI's top 100 reports and named Best Sustainability Report by the Association of Chartered Certified Accountants. The complete report is available on our corporate website at www.mtr.com.hk.

The way forward

Looking ahead, we recognise that we must be prepared for challenges that may change the footprint of the organisation as it is today. This will require a systemised yet flexible approach to best practice in the event of a merger and in relation to the further internationalisation of the Company's businesses, especially in developing countries.

MTR's Sustainability Report will also have to evolve as both an internal and external guideline and benchmark for formulating best practices to meet these challenges, risks and opportunities.

Corporate governance

The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices.

The Board of Directors

The overall management of the Company's business is vested in the Board. Pursuant to the Articles of Association and the Protocol adopted by the Board, the Board has delegated the day-to-day management of the Company's business to the Executive Directorate, and focuses its attention on matters affecting the Company's overall strategic policies, finances and shareholders. These include financial statements, dividend policy, significant changes in accounting policy, the annual operating budget, certain material contracts, strategies for future growth, major financing arrangements and major investments, risk management strategies, treasury policies and fare structures.

The Board comprises 11 members, consisting of one executive Director (the Chief Executive Officer) and ten non-executive Directors, of whom six are independent non-executive Directors. Following the Board's decision to split the roles of Chairman and Chief Executive Officer, Dr. Raymond Ch'ien Kuo-fung, already a member of the Board, was appointed non-executive Chairman for three years with effect from 21 July 2003, and Mr. Chow Chung-kong was appointed Chief Executive Officer and a member of the Board on 1 December 2003. Two of the other non-executive Directors (being the Secretary for the Environment, Transport and Works and the Commissioner for Transport) are appointed by the Chief Executive of the HKSAR. Another non-executive Director, Mr. Frederick Ma Si-hang, is the Secretary for Financial Services and the Treasury of the Government of the HKSAR. The Government of the HKSAR through The Financial Secretary Incorporated, holds approximately 76% of the issued share capital of the Company. Coming from diverse business and professional backgrounds, the non-executive Directors actively bring their valuable experience to the Board for promoting the best interests of the Company and its shareholders. On the other hand, independent non-executive Directors contribute to ensuring that interests of all shareholders of the Company are taken into account by the Board and that relevant issues are subjected to objective and dispassionate consideration by the Board. The Company has received confirmation from each independent non-executive Director about his/her independence under the Listing Rules, and continues to consider each of them to be independent. None of the Directors or members of the Executive Directorate is related to each other.

The posts of Chairman and Chief Executive Officer are distinct and separate. The non-executive Chairman is responsible for chairing and managing the operations of the Board, as well as monitoring the performance of the Chief Executive Officer and members of the Executive Directorate. Apart from ensuring adequate information about the Company's business is provided to the Board on a timely basis, the Chairman also facilitates effective contribution of non-executive Directors at Board meetings. As head of the Executive Directorate, the Chief Executive Officer is responsible to the Board for managing the business of the Company.

The Board meets in person regularly, and all members of the Board have full and timely access to relevant information and may take independent professional advice, if necessary. In year 2004, the Board held eight meetings, of which the possible merger between the Company and Kowloon-Canton Railway Corporation ("KCRC") was discussed at seven meetings by members of the Board who did not have conflicts of interest. In addition, two meetings solely on the possible merger were held during the year by those members who did not have conflicts of interest. The attendance record of each member of the Board is set out below:

Directors	Attendance of Board meetings in 2004	Attendance rate
Non-executive Directors		
Dr. Raymond Ch'ien Kuo-fung (Chairman)	9/10	90%
Commissioner for Transport (Robert Charles Law Footman)	8/8	100%
Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) * 4 meetings were attended by alternate directors	8/8*	100%
Frederick Ma Si-hang † 3 meetings were attended by alternate director	8/8†	100%
Independent Non-executive Directors		
Professor Cheung Yau-kai	6/10	60%
David Gordon Eldon	4/8	50%
Christine Fang Meng-sang	9/10	90%
Edward Ho Sing-tin	10/10	100%
Lo Chung-hing	10/10	100%
T. Brian Stevenson	10/10	100%
Executive Director		
Chow Chung-kong (Chief Executive Officer)	10/10	100%

A person may be appointed as a member of the Board at any time either by the shareholders in general meeting or by the Board upon recommendation of the Nominations Committee. Directors who are appointed by the Board must retire at the first annual general meeting after their appointment. In either case, the Directors so elected and appointed are eligible for re-election and re-appointment. At each annual general meeting of the Company, one third of the Directors (or such number as is nearest to and less than one third) are required to retire from office by rotation.

The Chief Executive of the HKSAR may, pursuant to Section 8 of the MTR Ordinance, appoint up to three persons as "additional directors". Unless the Chief Executive of the HKSAR otherwise directs, the Directors appointed in this way may not be removed from office and they are not subject to any requirement to retire by rotation stated in the preceding paragraph. In all other respects, "additional directors" are treated for all purposes in the same way as other Directors. The Chief Executive has appointed the Office for the Secretary for Environment, Transport and Works and the Office for Commissioner for Transport as "additional directors".

Each of the Directors, on appointment to the Board, is given a comprehensive induction programme on key areas of business operations and practices of the Company, as well as a Directors' Manual. Amongst other things, the Manual not only sets out general and specific duties of Directors under general law (common law and legislation) and the Listing Rules, but also the Terms of Reference of Board Committees. The Directors' Manuals are updated from time to time to reflect developments in those areas.

Board Committees

As an integral part of good corporate governance, the Board has established the following Board Committees to oversee particular aspects of the Company's affairs. Each of these Committees comprise entirely non-executive Directors who have been invited to serve as members. The Committees are governed by their respective Terms of Reference.

Audit Committee

The Audit Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The members of the Committee are T. Brian Stevenson (chairman), Professor Cheung Yau-kai and the Commissioner for Transport (Robert Charles Law Footman). The Finance Director, the Head of Internal Audit Department and representatives of the external auditors of the Company are expected to attend meetings of the Committee. At the discretion of the Committee, others may also be invited to attend meetings. The Committee normally meets four times a year, and the external auditors or the Finance Director may request a meeting if they consider it necessary.

The duties of the Audit Committee include financial and efficiency aspects. Amongst other things, the Committee reviews the truth and fairness of the Group's annual and interim financial statements, and discusses with the external auditors the nature and scope of audit before the audit commences. It also reviews and approves non-audit services. The Audit Committee conducts an assessment, at least annually, of the effectiveness of the Company's systems of internal control. These systems allow the Board to monitor the Company's overall financial position and to protect its assets. In addition, the Committee reviews the internal audit function. The Audit Committee selects, in consultation with the Chairman and Members of Executive Directorate (or otherwise to approve) any topic to be the subject of an audit into the efficiency, effectiveness or value for money of any of the activities or operations of the Company. It then reviews reports of such audit and puts forward recommendations to the Board. The chairman of the Committee summarises activities of the Committee for the year and highlights issues arising therefrom in a report to the Board.

In year 2004, the Audit Committee held four meetings. The attendance record of each Audit Committee member is set out below. Representatives of the external auditors, the Finance Director and the Head of Internal Audit Department attended all those meetings for reporting and answering questions about their work. Further to that and by invitation, Managing Director – Operations and Business Development and Property Director had respectively provided an overview of the Company's railway operations and property business to the members at a meeting.

Directors	Attendance of Audit Committee meetings in 2004	Attendance rate
T. Brian Stevenson (chairman)	4/4	100%
Professor Cheung Yau-kai	4/4	100%
Commissioner for Transport (Robert Charles Law Footman)	4/4	100%

Remuneration Committee

The Remuneration Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The members of the Remuneration Committee are Edward Ho Sing-tin (chairman), T. Brian Stevenson and Frederick Ma Si-hang. The Remuneration Committee makes recommendation to the Board on executive Directors' remuneration packages and terms of employment. The Committee also determines relevant remuneration policy for executive Directors and their participation in incentive schemes operated by the Company. In 2004, the Remuneration Committee held two meetings. The attendance record of each Remuneration Committee member is set out below:

Directors	Attendance of Remuneration Committee meetings in 2004	Attendance rate
Edward Ho Sing-tin (chairman)	2/2	100%
T. Brian Stevenson	1/2	50%
Frederick Ma Si-hang	2/2	100%

Nominations Committee

The Nominations Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The members of the Nominations Committee are David Gordon Eldon (chairman), Lo Chung-hing and the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung). The Nominations Committee nominates and recommends to the Board candidates for filling vacancies on the Board. The Committee held no meeting in 2004.

Independent Committee

The Board is committed to looking after the interests of independent shareholders of the Company, and for this purpose, an independent committee of the Board (the "Independent Committee"), chaired by Edward Ho Sing-tin, together with Professor Cheung Yau-kai, Christine Fang Meng-sang, Lo Chung-hing and T. Brian Stevenson, has been established to consider and review terms of any possible merger between the Company and KCRC, and advise independent shareholders whether they are fair and reasonable. All members of the Independent Committee are independent non-executive Directors of the Company.

Internal Audit

The Internal Audit Department plays a major role in support of and in collaboration with the Company's management, in monitoring the internal governance of the Company. The Department has unrestricted access to information that allows it to review all aspects of the Company's network of risk management, control and governance processes. On a regular basis, it conducts audits of the practices, procedures, expenditure and internal controls of all business and support units and subsidiaries. As the need arises, it also conducts ad-hoc reviews or investigations. The Internal Auditor reports directly to the Chief Executive Officer and has direct access to the Audit Committee.

Code of Best Practice

The Company has complied throughout the year with the Code of Best Practice set out in Appendix 14 to the Listing Rules except that non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the MTR Ordinance) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Articles of Association. Dr. Raymond Ch'ien Kuo-fung, a member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years.

Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")

The Company, having made specific enquiry, confirms that members of the Board and the Executive Directorate complied throughout the year with the Model Code set out in Appendix 10 to the Listing Rules. Senior managers who, because of their office in the Company, are likely to be in possession of unpublished price sensitive information, have been requested to comply with the provisions of the Model Code.

Business Ethics

The Company is committed to a high standard of business ethics and integrity.

The 2002 Code of Conduct on the ethical and behavioural framework for all staff was reviewed and reissued to all staff in June 2004 to align it with the latest developments in corporate governance standards, including corporate governance standards under the Sarbanes-Oxley Act of 2002. A new "Corporate Guidebook for All Staff on Code of Conduct" was issued to all staff at the same time. The Guidebook provides specific guidelines for employees in respect of behaviour within and outside the workplace. Communication sessions were held to brief employees on the changes in the Code of Conduct and the contents of the new Corporate Guidebook.

US Sarbanes-Oxley Act 2002

This legislation, which seeks to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting, was signed into law by the President of the United States on 30 July 2002.

As the Company is a SEC reporting company, it is generally bound by this legislation.

The Company has been, and will continue its process of, reviewing its internal systems and practices and implementing new requirements under this legislation in line with applicable compliance dates.

Board and Executive Directorate



Dr. Raymond Ch'ien Kuo-fung | Chow Chung-kong | Professor Cheung Yau-kai | David Gordon Eldon | Christine Fang Meng-sang



Edward Ho Sing-tin | *Lo Chung-hing* | *T. Brian Stevenson* | *Commissioner for Transport (Robert Charles Law Footman)* | *Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)* | *Frederick Ma Si-hang*

Members of the Board

Dr. Raymond Ch'ien Kuo-fung 53, was appointed Non-Executive Chairman in July 2003. He has been a member of the Board since 1998. Dr. Ch'ien is executive chairman of chinadotcom corporation and non-executive chairman of HSBC Private Equity (Asia) Limited. He serves on the boards of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited and Inchcape plc. Dr. Ch'ien is chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption; chairman of the Hong Kong/ European Union Business Cooperation Committee (with effect from 1 February 2005) and a Hong Kong member of the APEC Business Advisory Council. Dr. Ch'ien received a doctoral degree in economics from the University of Pennsylvania in 1978.

Chow Chung-kong 54, was appointed Chief Executive Officer on 1 December 2003. He was formerly chief executive officer of Brambles Industries PLC. From 1997 to 2001, Mr. Chow was chief executive of GKN PLC and before that, he spent 20 years with the BOC Group PLC and was appointed a director of its board and chief executive of its Gases Division in 1993. He is a chartered engineer with B.S. and M.S. degrees in Chemical Engineering from The University of Wisconsin and The University of California respectively. He holds a master of business administration degree from The Chinese University of Hong Kong and was a graduate of the Advanced Management Program of Harvard Business School. He was awarded an Honorary Doctor of Engineering degree by The University of Bath. Mr. Chow was knighted in the United Kingdom in 2000 for his contribution to industry. He is currently member of the Council of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Tourism Board and the Council of The Chinese University of Hong Kong. Mr. Chow is also a non-executive director of Standard Chartered PLC and the non-executive chairman of Standard Chartered Bank (Hong Kong) Limited.

Professor Cheung Yau-kai 70, is an independent non-executive Director and has been a member of the Board since 1999. Professor Cheung is Honorary Professor of Engineering and Special Adviser to the Vice-Chancellor of The University of Hong Kong. He has been awarded several honorary degrees including, an honorary Doctor of Science by The University of Hong Kong and an honorary Doctor of Laws by the University of Wales.

David Gordon Eldon 59, is an independent non-executive Director and has been a member of the Board since 1999. He is the chairman of The Hongkong and Shanghai Banking Corporation Limited and a director of HSBC Holdings plc, the non-executive chairman of Hang Seng Bank Limited, a director of HSBC Bank Australia Limited and a director of Swire Pacific Limited. In addition, Mr. Eldon is also a Steward of the Hong Kong Jockey Club.

Christine Fang Meng-sang 46, was appointed independent non-executive Director on 1 January 2004. Ms. Fang has been the chief executive of the Hong Kong Council of Social Service since 2001. She sits on various government advisory committees, including the Social Welfare Advisory Committee, the Rehabilitation Advisory Committee, the Community Investment & Inclusion Fund Committee, the Hong Kong Housing Authority, the Sustainable Development Council, and the Advisory Council on AIDS.

Edward Ho Sing-tin 66, is an independent non-executive Director and has been a member of the Board since 1991. He is an architect and is deputy chairman and managing director of Wong Tung & Partners Limited. Mr. Ho is also a board member of the Hospital Authority.

Lo Chung-hing 53, is an independent non-executive Director and has been a member of the Board since 1995. Mr. Lo is currently general manager of Bank of China (Hong Kong) Ltd, after the restructuring of the Bank of China Group in October 2001. He is also a board member of the Hospital Authority and a director of the Urban Renewal Authority.

T. Brian Stevenson 60, is an independent non-executive Director and has been a member of the Board since October 2002. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and is a member of the Public Service Commission and a Steward of the Hong Kong Jockey Club. He is a chartered accountant and holds law degrees from Glasgow and Hong Kong Universities.

Commissioner for Transport (Robert Charles Law Footman 52, joined the Board as a non-executive Director appointed as an "additional director" under section 8 of the MTR Ordinance in June 2000. He is the Commissioner for Transport of the Government of the Hong Kong SAR. Mr. Footman had previously served as Postmaster General, Head of the Efficiency Unit and Deputy Director-General of Trade of the Hong Kong Government. As Commissioner for Transport, Mr. Footman is also a director of several transport-related companies, including The Kowloon Motor Bus Holdings Ltd., Long Win Bus Co. Ltd., New World First Bus Services Limited, New Lantao Bus Company Limited, Citybus Limited, The Star Ferry Company Limited, The New Hong Kong Tunnel Company Limited, Western Harbour Tunnel Company Limited, Tate's Cairn Tunnel Company Limited and Route 3 (CPS) Company Limited.)

Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung 53, joined the Board as a non-executive Director appointed as an "additional director" under section 8 of the MTR Ordinance in August 2002 after her appointment as the Secretary for the Environment, Transport and Works of the Government of the Hong Kong SAR on 1 July 2002. As Secretary for the Environment, Transport and Works, she is also a director of a number of companies including Kowloon-Canton Railway Corporation, and Route 3 (CPS) Company Limited. Dr. Liao obtained a Doctorate Degree (Environmental/Occupational Health) from The University of Hong Kong. She has also been a fellow of the Royal Society of Chemistry since 1995 and of the Hong Kong Institution of Engineers since 1996.)

Frederick Ma Si-hang 53, joined the Board as a non-executive Director on 1 July 2002 upon his appointment as Secretary for Financial Services and the Treasury of the Government of the Hong Kong SAR. Besides serving as board member of Kowloon-Canton Railway Corporation and Airport Authority, Mr. Ma is also a director of Hong Kong International Theme Parks Limited, Hong Kong Mortgage Corporation Limited, Mandatory Provident Fund Schemes Authority and Hong Kong Institute for Monetary Research. Graduated from The University of Hong Kong in 1973, Mr. Ma holds a Bachelor of Arts degree, majoring in economics and history.

Members of the Executive Directorate

Chow Chung-kong Brief biographical details are set out on page 62.

Russell John Black 58, has been appointed the Project Director of the Company since 1992. He initially worked for the Company from 1976 to 1984 and, prior to rejoining the Company in 1992, he was project director on the London Underground Jubilee Line Extension. Mr. Black holds an honours degree in civil engineering from the University of Canterbury in New Zealand. He is a Fellow of the Hong Kong Academy of Engineering Sciences, the Hong Kong Institution of Engineers and the Institution of Professional Engineers New Zealand.

William Chan Fu-keung 56, has been the Human Resources Director since August 1998. Mr. Chan joined the Company as Human Resources Manager in 1989. He graduated from The University of Hong Kong in 1971, majoring in economics.

Philip Gaffney 57, was appointed Managing Director of Operations and Business Development in March 2004. He joined the Company in 1977 and was previously Operations Director. Mr. Gaffney is a railway signalling engineer.

Thomas Ho Hang-kwong 54, has served as Property Director since joining the Company in 1991. Between 1971 and 1990, he worked for the Hong Kong Government specialising in land administration. Mr. Ho is a chartered surveyor.

Lincoln Leong Kwok-kuen 44, has served as the Finance Director since February 2002. Mr. Leong graduated from Cambridge University and is a chartered accountant. Prior to joining the Company as Finance Director, he worked in both the accountancy and investment banking industries.

Mr. Leong is also a non-executive director of both Hong Kong Aircraft Engineering Company Limited (HAECO) and Tai Ping Carpets International Limited.

Leonard Bryan Turk 55, is a solicitor admitted to practice both in England and Wales and in Hong Kong. He joined the Company in 1981 and has been Legal Director and Secretary to the Board since 1988.

From left to right: William Chan Fu-keung, Thomas Ho Hang-kwong, Philip Gaffney, Chow Chung-kong, Russell John Black, Leonard Bryan Turk, Lincoln Leong Kwok-kuen.



Key corporate management

> Chow Chung-kong
Chief Executive Officer

Operations

> Phil Gaffney
Managing Director - Operations & Business Development

> Andrew McCusker
Deputy Operations Director

> Adi Lau Tin-shing
General Manager - Special Duties

> Wilfred Lau Cheuk-man
Head of Operations

> George Lee Kai-wing
Traffic Operations Manager

> Tony Yeung Sau-on
Operations Manager - KTL/TKL

> Jacob Kam Chak-pui
Operations Manager - LAR

> Franco Fabbian
Operations Engineering Services Manager

> Morris Cheung Siu-wa
Rolling Stock Manager

> Leung Kwok-yiu
Safety & Quality Manager

> Jonathan Dring
General Manager - International Business

> Richard Wong Shiu-ki
General Manager - China Business

> David Leung Chuen-choi
Acting Infrastructure Manager

> Ho Chun-wing
Planning & Development Manager

> Eddie So Chung-tat
Transport Planning Manager

Project

> Russell Black
Project Director

> Henry Lam Hing-cheung
General Manager - Project

> Paul Lo Po-hing
Chief Project Manager - Shanghai

> Malcolm Gibson
Chief Design Manager

> David Sorton
Project Manager - Operations & General

> Roderic Hockin
Project Manager - LAR

> Antonio Choi Fung-chung
Chief Project Manager - Shenzhen L4

> Ringo Lo Tze-shut
Corporate Efficiency Manager

> Glenn Frommer
Sustainability Development Manager

> Ian J Browning
Contracts Manager - Europe

Property

> Thomas Ho Hang-kwong
Property Director

> Victor Chan Hin-fu
General Manager - Property Development

> Terence Chan Pak-hang
General Manager - Property Project

> Gary Lau Wai-keung
Chief Estate Manager

> Stella Kwan Mun-yee
Chief Estate Manager

> Steve Yiu Chin
Chief Manager - Town Planning

Finance

> Lincoln Leong Kwok-kuen
Finance Director

> Jimmy Lau Chiu-chung
General Manager - Financial Control & Treasury

> Herbert Hui Leung-wah
General Manager - Corporate Finance

> Daniel Lai Sik-cheung
Head of Information Technology

> Sunny Lui Siu-sun
Assistant Financial Controller

> Edwin Kwan Pit-ming
Assistant Financial Controller

> Jeff Kwan Wai-hung
Deputy Treasurer

> Denise Ng Kee Wing-man
Corporate Finance Manager

> Leung Chi-choi
Stores Manager

Legal & Procurement

> Leonard Turk
Legal Director & Secretary

> David Avery
General Manager - Procurement & Contracts

> Teresa Cheung Chi-ying
Legal Manager General

> Lila Fong Man-lee
Legal Manager - Secretarial

> Martin Dunn
Procurement & Contracts Manager - Operations

> Paul Thomson
Senior Legal Adviser

> David Tang Chi-fai
Contracts & Commercial Manager - China Business

Human Resources & Administration

> William Chan Fu-keung
Human Resources Director

> Vincent Luk Kin-ping
Human Resources Manager

> Francis Mok Gar-lon
Management Training & Development Manager

> Steven Cho Yan-ming
Training Manager - Operations

> Lok Ka-sui
Administration & Security Manager

Marketing

> Jeny Yeung Mei-chun
General Manager - Marketing and Station Business

Corporate Relations

> Miranda Leung Chan Che-ming
General Manager - Corporate Relations

Internal Audit

> Eric Tang Koon-hung
Head of Internal Audit

Octopus Cards Limited

> Eric Tai Yung-muk
Chief Executive Officer

TraxComm Limited

> Paul Ho Nai-man
Chief Executive Officer

Rail Sourcing Solutions (International) Limited

> David Avery
Acting Chief Executive Officer

Report of the Members of the Board

The members of the Board have pleasure in submitting their Report and the audited statement of Accounts for the financial year ended 31 December 2004.

Principal Activities of the Group

The principal activities of the Company and its subsidiaries are:

A the operation of a mass transit railway system with lines from Central to Tsuen Wan (Tsuen Wan Line), from Yau Ma Tei to Tiu Keng Leng (Kwun Tong Line), from Po Lam to North Point (Tseung Kwan O Line), from Chai Wan to Sheung Wan (Island Line), from Hong Kong to Tung Chung (Tung Chung Line) and from Hong Kong to the Hong Kong International Airport at Chek Lap Kok (Airport Express Line);

B property development at locations relating to the railway system including the Tseung Kwan O Extension;

C related commercial activities, including the letting of advertising and retail space, bandwidth services on the railway telecommunication system, property management and leasing management of investment properties (including shopping centres and offices), property agency and Octopus Card Building Access System services;

D the construction of Disneyland Resort Line (formerly known as Penny's Bay Rail Link);

E the design, construction and operation of the Tung Chung Cable Car Project and related tourist development;

F the planning and construction of future extensions to the railway system and other related infrastructure projects;

G consultancy services covering all areas of expertise required in the project management, planning, construction, operation, maintenance and up-grading of railways plus fare collection, property integration/development advice including other property related services and advice on generation of non-fare revenues;

H the operation of a smart card system by Octopus Cards Limited, a subsidiary of the Company, for the collection of payments for both transport and non-transport applications; and

I equity investments and long term operation and maintenance contracts outside of Hong Kong.

Dividend

The Directors have recommended a final dividend of HK$0.28 per Ordinary Share to be payable to shareholders whose names appear on the Register of Members of the Company on 1 April 2005. Subject to the passing of the necessary resolution at the forthcoming Annual General Meeting, such dividend will be payable on or about 21 June 2005, in cash in Hong Kong dollars, with a scrip dividend alternative. The Company's majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

Members of the Board

Members of the Board who served during the year were Raymond Ch'ien Kuo-fung (non-executive Chairman), Chow Chung-kong (Chief Executive Officer), Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang (appointed on 1 January 2004), Edward Ho Sing-tin, Lo Chung-hing, T. Brian Stevenson, Frederick Ma Si-hang, the Secretary for the Environment, Transport and Works (Sarah Liao Sau-tung) and the Commissioner for Transport (Robert Charles Law Footman).

At the Annual General Meeting on 3 June 2004 and pursuant to the Articles of Association, Raymond Ch'ien Kuo-fung, Chow Chung-kong, David Gordon Eldon and Christine Fang Meng-sang retired under the Articles of Association and were re-elected as members of the Board.

At the forthcoming Annual General Meeting and in accordance with the Articles of Association, Cheung Yau-kai, Edward Ho Sing-tin and Lo Chung-hing will retire by rotation. All these three Board members will offer themselves for re-election at the forthcoming Annual General Meeting.

Brief biographical details for Board members are set out on pages 62 and 63.

Alternate Directors

The Alternate Directors in office during the year were (i) Martin McKenzie Glass and Alan Lai Nin (both for Frederick Ma Si-hang), (ii) both the Permanent Secretary for the Environment, Transport & Works (Rita Lau Ng Wai-lan [who ceased to be the Permanent Secretary for the Environment, Transport & Works with effect from 2 January 2004], Margaret Fong Shun-man [with effect from 1 July 2004 and ceased to be the Permanent Secretary for the Environment, Transport & Works with effect from 15 August 2004] and Joshua Law Chi-kong [with effect from 23 August 2004]) and the Deputy Secretary for the Environment, Transport & Works (Arthur Ho Kin-wah [who ceased to be a Deputy Secretary for the Environment, Transport & Works with effect from 15 November 2004], Margaret Fong Shun-man [who ceased to be a Deputy Secretary for the Environment, Transport & Works with effect from 1 July 2004], Patrick Ho Chung-kei [with effect from 1 July 2004], Thomas Chow Tat-ming [with effect from 1 July 2004], Cathy Chu Man-ling [with effect from 15 November 2004] and Annie Choi Suk-han) (for the Secretary for the Environment, Transport & Works), and (iii) the Deputy Commissioner for Transport/ Transport Services and Management (Judy Li Wu Wai-lok) (for the Commissioner for Transport).

Executive Directorate

The members of the Executive Directorate who served during the year were Chow Chung-kong (Chief Executive Officer and a member of the Board), Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk.

Brief biographical details for members of the Executive Directorate during the year are set out on page 64.

Corporate Governance

The Company has complied throughout the year ended 31 December 2004 with the Code of Best Practice set out in Appendix 14 to the Listing Rules, except that non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the MTR Ordinance) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Articles of Association. Raymond Ch'ien Kuo-fung has been a non-executive Director since 1998. He was also appointed non-executive Chairman in July 2003 for a term of three years. Details for corporate governance are set out on pages 59 to 61.

Internal Audit

The Company's Internal Audit Department provides independent, objective assurance and consulting services designed to add value and improve the Company's operations. Key responsibilities of the Department include:

> Assessments on the adequacy and effectiveness of the Company's system of internal control for controlling its activities and managing its risks.

> Identification of opportunities for improving management control, resources utilisation and profitability.

> Special reviews and/or investigations as commissioned by Company management.

The Company's Internal Auditor reports directly to the Chief Executive Officer and has direct access to the Audit Committee.

Business Ethics

Please refer to page 61.

Policies

The Board has adopted risk management strategies on the following matters:

A Construction and insurance;
B Finance;
C Treasury risk management;
D Safety risk management;
E Security management.

No changes to such policies may be made without the approval of the Board.

Bank Overdrafts, Bank Loans and Other Borrowings

The total borrowing of the Group as at 31 December 2004 amounted to HK$30,378 million (2003: HK$32,025 million). Particulars of borrowings including bank overdrafts and bank loans are set out in note 27 to the accounts.

Accounts

The state of affairs of the Company and the Group as at 31 December 2004 and of the Group's results, changes in equity and cash flows for the year are set out in the accounts on pages 75 to 135.

Ten-Year Statistics

A summary of the results and of the assets and liabilities of the Group together with some major operational statistics for the last ten years are set out on pages 54 to 55.

Fixed Assets and Railway Construction in Progress

Movements in fixed assets and railway construction in progress during the year are set out in notes 14 and 15 to the accounts respectively.

Movements in Reserves

Movements in reserves during the year are set out in notes 35 and 36 to the accounts.

Share Capital

As at 31 December 2003, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,288,695,393 of which were issued and credited as fully paid. During the year, the Company issued a total of 101,304,581 Ordinary Shares. Of this number:

A 8,023,500 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's Pre-Global Offering Share Option Scheme (as referred in note 43A to the accounts). In respect of each Ordinary Share issued, the relevant exercising share option holder paid HK$8.44 to the Company;

B 62,069,342 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the final dividend of the Company for the year ended 31 December 2003 (for which the cash dividend was HK$0.28 per Ordinary Share); and

C 31,211,739 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the interim dividend of the Company for the six months ended 30 June 2004 (for which the cash dividend was HK$0.14 per Ordinary Share).

As at 31 December 2004, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,389,999,974 of which were issued and credited as fully paid.

Redemption of Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities during the financial year 2004.

Properties

Particulars of the principal investment properties and properties held for sale of the Company are shown on page 39.

Donations

During the year, the Company donated a total of HK$581,724 to charitable organisations, out of which HK$381,724 went to the Community Chest of Hong Kong for the Community Chest Green Day. The remaining HK$200,000 raised from the launching ceremony of the Doraemon MTR Souvenir Ticket went to the Kelly Chen Children Education Fund Limited.

Internal Control

The Board is responsible for ensuring that there is in place a satisfactory system of internal control. The main objectives are to ensure adherence to management policies, the safeguarding of assets, the efficiency and effectiveness of operation, the prevention and detection of fraud and error, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information.

A function of the Audit Committee is to review the effectiveness of the system of internal control from information provided by the Executive Directorate and management of the Company and by the auditors.

Reporting and Monitoring

There is a comprehensive budgeting system for all operational and business activities, with an annual budget approved by the Board. Monthly results of the Company's operations, businesses and projects are reported against the budget to the Board and updated forecasts for the year are prepared regularly.

Treasury Management

The Company's Treasury Department operates within approved guidelines from the Board. It manages the Company's debt profile with reference to the Preferred Financing Model which defines the preferred mix of financing instruments, fixed and floating rate debts, maturities, interest rate risks, currency exposure and financing horizon. The model is reviewed and refined periodically to reflect changes in the Company's financing requirements and market environment. Derivative financial instruments such as interest rate swaps and cross currency swaps are used only as hedging tools to manage the Group's interest rate and currency risks. Prudent guidelines and procedures are in place to control the Company's derivatives activities, including a comprehensive credit risk management system for monitoring counterparty credit exposure using the Value-at-Risk approach. There is also appropriate segregation of duties within the Company's Treasury Department.

Major financing transactions and guidelines for derivatives transactions including credit risk management framework are approved at the Board level.

Capital and Revenue Expenditure

There are defined procedures for the appraisal, review and approval of major capital and revenue expenditures. All project expenditure over 0.2% of the net assets of the Company and the employment of consultancy services over 0.1% of the net assets of the Company require the approval of the Board.

Bonds and Notes Issued

The Group issued bonds and notes during the year ended 31 December 2004, details of which are set out in note 27D to the accounts. Such bonds and notes were issued in order to meet the Group's general corporate funding requirements, including the financing of new capital expenditure and the refinancing of maturing debts.

Computer Processing

There are defined procedures and regular quality reviews on the operation of computer systems to ensure the accuracy and completeness of financial records and efficiency of data processing. The Company's computer centre operation and support has been certified under ISO 9001:2000. Disaster recovery rehearsal on critical applications is conducted annually.

Interests in Contracts of Members of the Board and the Executive Directorate

There was no contract of significance, to which the Company or any of its subsidiaries was a party and in which a member of the Board or a member of the Executive Directorate had a material interest (whether direct or indirect), which subsisted at the end of the year or at any time during the year.

Board Members' and Executive Directorate's Interests in Shares

As at 31 December 2004, the interests or short positions of the members of the Board and the Executive Directorate in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by the Directors of Listed Issuers were as follows:

Long Positions in Shares and Underlying Shares of the Company

	Number of Ordinary Shares held			Derivatives			
				Share Options	Other		
Member of the Board or Executive Directorate	Personal* interests	Family† interests	Corporate interests	Personal* interests	Personal* interests	Total interests	Percentage of aggregate interests to total issued share capital
Chow Chung-kong	–	–	–	–	700,000 (Note 1)	700,000	0.01299
T. Brian Stevenson	4,443	–	–	–	–	4,443	0.00008
Christine Fang Meng-sang	1,675	–	–	–	–	1,675	0.00003
Philip Gaffney	46,553	614	–	416,000 (Note 2)	–	463,167	0.00859
Russell John Black	51,132	–	–	–	–	51,132	0.00095
William Chan Fu-keung	46,233	–	–	317,500 (Note 2)	–	363,733	0.00675
Thomas Ho Hang-kwong	51,075	2,524	–	321,000 (Note 2)	–	374,599	0.00695
Lincoln Leong Kwok-kuen	-	-	23,000 (Note 3)	1,066,000 (Note 4)	–	1,089,000	0.02020

Notes

1. Chow Chung-kong has a derivative interest in respect of 700,000 shares in the Company within the meaning of Part XV of the SFO. That derivative interest represents Mr. Chow's entitlement to receive 700,000 shares in the Company (or their equivalent value in cash) on completion of his three-year contract (on 30 November 2006).

2. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the Pre-Global Offering Share Option Scheme.

3. The 23,000 shares are held by Linsan Investment Ltd., a private limited company beneficially wholly owned by Lincoln Leong Kwok-kuen.

4. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the New Joiners Share Option Scheme.

Notes of MTR Corporation (C.I.) Limited

Member of the Executive Directorate	Personal interests*
William Chan Fu-keung	HK$50,000 MTR 301 4.50% Notes due 2005

* Interests as beneficial owner
† Interests of spouse or child under 18 as beneficial owner

Options to subscribe for Ordinary Shares granted under the Pre-Global Offering Share Option Scheme, as referred to in Notes 5B (i) and 43A to the Accounts

Executive Directorate and eligible employees	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2004	Options vested during the year	Options lapsed during the year	Options exercised during the year	Price per share paid on exercise of options (HK$)	Options outstanding as at 31 December 2004	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
Philip Gaffney	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	1,022,000	–	–	606,000	8.44	416,000	11.80
William Chan Fu-keung	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	822,000	–	–	504,500	8.44	317,500	12.14
Thomas Ho Hang-kwong	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	621,000	–	–	300,000	8.44	321,000	12.25
Other eligible employees	20/9/2000	40,343,000	5/4/2001 – 11/9/2010	22,764,500	–	–	6,613,000	8.44	16,151,500	12.00

Notes

1. The Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") shall be valid and effective for a period of ten years after the adoption of the Pre-IPO Option Scheme on 12 September 2000. No option may be offered to be granted on or after the commencement of dealings in shares of the Company on HKSE on 5 October 2000.

2. The number of shares to which the option granted to each participant under the Pre-IPO Option Scheme does not exceed 25% of the number of the shares issued and issuable under the Pre-IPO Option Scheme.

Options to subscribe for Ordinary Shares granted under the New Joiners Share Option Scheme, as referred to in Notes 5B (ii) and 43B to the Accounts

Executive Directorate and eligible employees	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2004	Options vested during the year	Options lapsed during the year	Options exercised during the year	Price per share paid on exercise of options (HK$)	Options outstanding as at 31 December 2004	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
Lincoln Leong Kwok-kuen	1/8/2003	1,066,000	14/7/2004 – 14/7/2013	1,066,000	355,500	–	–	–	1,066,000	–
Other eligible employees	1/8/2003	495,200	14/7/2004 – 14/7/2013	495,200	165,500	–	–	–	495,200	–

Notes

1. No option may be exercised later than ten years after its date of offer and no option may be offered to be granted more than five years after the adoption of the New Joiners Share Option Scheme ("New Option Scheme") on 16 May 2002.

2. Unless approved by shareholders in the manner as required by the Listing Rules, the total number of shares issued and issuable upon exercise of the options granted to any eligible employee under the New Option Scheme together with the total number of shares issued and issuable upon the exercise of any option granted to such eligible employee under any other share option scheme of the Company (including, in each case, both exercised and outstanding options) in any 12-month period must not exceed 1% of the shares of the Company in issue at the date of offer in respect of such option under the New Option Scheme.

Save as disclosed above:

A none of the members of the Board or Executive Directorate of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); and

B during the year ended 31 December 2004, no member of the Board or Executive Directorate nor any of their spouses or children under 18 years of age held any rights to subscribe for equity or debt securities of the Company nor had there been any exercises of any such rights by any of them,

as recorded in the register kept by the Company under section 352 of the SFO or otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Directors' Service Contracts

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

Substantial Shareholders' Interests

Set out below is the name of the party which was interested in 5% or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which it was interested as at 31 December 2004 as recorded in the register kept by the Company under section 336 of the SFO:

Name	No. of Ordinary Shares	Percentage of Ordinary Shares to total issued share capital
The Financial Secretary Incorporated (in trust on behalf of the Government)	4,121,262,921	76.46

The Company has been informed by the Government that, as at 31 December 2004, approximately 1.37% of the shares of the Company were held for the account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the laws of Hong Kong) under the control of the Financial Secretary.

Loan Agreements with Covenant Relating to Specific Performance of the Controlling Shareholder

As at 31 December 2004, the Group had borrowings of HK$29,974 million with maturities ranging 2005 to 2019 and undrawn committed and uncommitted banking and other facilities of HK$11,590 million, which were subject to the Government, being the Company's controlling shareholder, owning more than half in nominal value of the voting share capital of the Company during the lives of the borrowings and the undrawn facilities. Otherwise, immediate repayment of borrowings may be demanded and cancellation of undrawn facilities may result.

Major Suppliers and Customers

Less than 30% in value of supplies (which were not of a capital nature) purchased during the year ended 31 December 2004 was attributable to the Company's five largest suppliers. Less than 30% in value of the Company's turnover during the year ended 31 December 2004 was attributable to the Company's five largest customers combined by value.

Going Concern

The accounts on pages 75 to 135 have been prepared on a going concern basis. The Board has reviewed the Company's budget for 2005, together with the longer-term forecast for the following five years and is satisfied that the Company has sufficient resources to continue as a going concern for the foreseeable future.

Connected Transactions

During the year under review the following transactions and arrangements described below have been entered into (or were ongoing) with persons who are "connected persons" for the purposes of the Listing Rules:

Land Agreements

A The Company has entered into the following land grant with Government in relation to the Airport Railway, which provides for the Company to develop certain sites adjacent to the Airport Express and Tung Chung Lines. Upon payment of the relevant land premium, the Company may develop the relevant site within the building covenant period. The agreement provides for the site (once developed) to have a lease term up to 30 June 2047.

New Grant No. 8102 for Private Treaty Grant, dated 26 June 1997, of Tung Chung Town Lot No. 5 for development at Tung Chung Station (building covenant period expiry date 30 June 2003) with a total consideration or value of HK$4,150,000,000. The building covenant period was extended to 30 September 2004 by a letter dated 9 June 2004 from Government with a total consideration or value of HK$15,936,000. By a letter dated 14 July 2004, Government excluded balconies and utility platforms from the calculation of gross floor area of the development with a total consideration or value of HK$30,561,000.

B The Company has entered into a land grant relating to NKIL No. 6179 for development rights near Choi Hung Station in order for the Company to develop the lot in accordance with the terms and conditions stipulated in the Conditions of Grant No. 12611 dated 12 November 2001 (building covenant period expiry date 30 June 2006), with a total value of HK$207,000,000 and a lease term of 50 years from date of grant. The Company has entered into a Modification Letter dated 26 June 2004 with Government for additional gross floor area and other amendments in respect of the development with a total consideration or value of HK$95,190,000.

C The Company has entered into the following land grants with Government in relation to the Tseung Kwan O Line, which provides for the Company to develop certain sites above or adjacent to the Tseung Kwan O Line. Upon payment of the relevant land premium, the Company may develop the relevant site within the building covenant period. All land grants provide for the sites to have a lease term of 50 years from the date of the land grant.

(1) New Grant No. 9687 for Private Treaty Grant, dated 28 March 2002, of TKOTL No. 75 for development at Area 55b Tseung Kwan O (building covenant period expiry date 31 March 2007) with a total consideration or value of HK$600,000,000 subject to a Deed of Surrender dated 28 December 2002 for surrender of a stratum of the lot. By a letter dated 30 June 2004, Government excluded balconies and utility platforms from the calculation of gross floor area of the development at Tseung Kwan O Town Lot No. 75 with a total consideration or value of HK$32,560,640.

(2) New Grant No. 9700 for Private Treaty Grant of TKOTL No. 73, dated 11 February 2003, for development at Area 73b Tseung Kwan O (building covenant period expiry date 31 March 2008 for Site A and 31 March 2009 or 60 months from the due date for payment of the land premium, whichever is the later, for Site B) with a consideration or value of HK$1,028,000,000 for Site A. The consideration or value for Site B was assessed on 10 January 2004 at HK$1,227,840,000. By a letter dated 3 August 2004, Government excluded balconies and utility platforms from calculation of gross floor area of the development at Site A with a total consideration or value of HK$36,915,120.

Following the end of the year under review, the Company accepted on 24 January 2005 the land premium offer from Government under New Grant No. 9689 dated 16 May 2002 for the development rights of Site F of Tseung Kwan O Town Lot No. 70 (building covenant period expiry date: 72 months from the date of payment of Site F premium) with a total consideration or value of HK$2,319,290,000. An undertaking regarding a lease modification of TKOTL No. 70 to reflect the master layout plan approved on 13 August 2004 was given to Government on 24 January 2005. A Modification Letter for Site F is to be executed pursuant to the said undertaking on or before 23 April 2005.

D In respect of the Remaining Portion of Mass Transit Railway Lot No. 1:

A Supplemental Lease was signed on 11 February 2002 between Government and the Company in which the Government leased to the Company land occupied by the Quarry Bay Congestion Relief Works or the Quarry Bay Relief Works connecting Quarry Bay Station to North Point Station at an annual rent of 3% of the rateable value of the leased area for a term commencing 1 October 2001 to 29 June 2050 on terms and conditions substantially similar to the lease for the Mass Transit Railway Lot No. 1. By a Modification Letter dated 13 May 2002 entered into between Government and the Company, the lease for the Remaining Portion of Mass Transit Railway Lot No. 1 was modified in areas indicated in the lease plans attached to the Modification Letter at an administration fee of HK$16,200. By a Modification Letter executed by the Government and the Company dated 31 May 2004, the lease for the Remaining Portion of Mass Transit Railway Lot No.1 was modified in areas indicated in the lease plans attached to the Modification Letter in the consideration of a premium of HK$1,000 and an administrative fee of HK$16,200.

Project Agreement

On 17 March 2004, the Company entered into an agreement with Hong Kong IEC Limited for the design, construction, financing and operation of a new Airport Express Line station to serve the new International Exhibition Centre, known as AsiaWorld-Expo, which is being built at Chek Lap Kok. Hong Kong IEC Limited is a joint venture company between IEC Holdings Limited (wholly owned by the Government and the Airport Authority) and IEC Investment Limited (wholly owned by Dragages et Travaux Publics (HK) Limited, Yu Ming Investments Limited and Yu Ming Investment Management Limited). The total capital cost of the new station is about HK$274 million.

Government is a substantial shareholder in the Company.

Auditors

The retiring auditors, KPMG, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to reappoint them and to authorise the Directors to fix their remuneration.

By order of the Board

Leonard Bryan Turk
Secretary to the Board
Hong Kong, 1 March 2005

Contents of accounts and notes

Auditors' report

To the shareholders of MTR Corporation Limited (the "Company")
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 75 to 135 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of the directors and auditors
The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 1 March 2005

Consolidated profit and loss account

for the year ended 31 December *in HK$ million*	Note	2004	2003
Fare revenue	2	**5,932**	5,489
Station commercial and other revenue	3A	**1,311**	1,117
Rental and management income	3B	**1,108**	988
Turnover		**8,351**	7,594
Staff costs and related expenses	4A	**(1,542)**	(1,643)
Energy and utilities		**(544)**	(546)
Operational rent and rates		**(70)**	(21)
Stores and spares consumed		**(128)**	(128)
Repairs and maintenance	4B	**(517)**	(477)
Railway support services		**(72)**	(80)
Expenses relating to station commercial and other businesses		**(315)**	(351)
Property ownership and management expenses		**(207)**	(198)
Project study and business development expenses	4C	**(167)**	(49)
General and administration expenses	4D	**(167)**	(167)
Other expenses	4D	**(76)**	(187)
Operating expenses before depreciation		**(3,805)**	(3,847)
Operating profit from railway and related operations before depreciation		**4,546**	3,747
Profit on property developments	6	**4,568**	5,369
Operating profit before depreciation		**9,114**	9,116
Depreciation	7	**(2,512)**	(2,402)
Operating profit before interest and finance charges		**6,602**	6,714
Interest and finance charges	8	**(1,450)**	(1,539)
Share of profit of non-controlled subsidiary	18	**44**	23
Profit before taxation		**5,196**	5,198
Income tax	9A	**(700)**	(748)
Profit attributable to shareholders	10	**4,496**	4,450
Dividends	11		
Interim dividend declared and paid during the year		**750**	734
Final dividend proposed after the balance sheet date		**1,509**	1,481
		2,259	2,215
Earnings per share:	12		
– Basic		**HK$0.84**	HK$0.85
– Diluted		**HK$0.84**	HK$0.85

The notes on pages 80 to 135 form part of these accounts.

Consolidated balance sheet

at 31 December *in HK$ million*	Note	2004	2003
Assets			
Fixed assets	14		
– Investment properties		**16,687**	14,169
– Other property, plant and equipment		**83,626**	82,752
		100,313	96,921
Railway construction in progress	15	**962**	181
Property development in progress	16A	**2,088**	2,309
Deferred expenditure	17	**243**	104
Interest in non-controlled subsidiary	18	**63**	110
Deferred tax assets	34B	**15**	–
Investments in held-to-maturity securities	20	**202**	–
Staff housing loans	21	**47**	67
Properties held for sale	22	**815**	812
Stores and spares	23	**248**	249
Debtors, deposits and payments in advance	24	**1,276**	1,153
Amounts due from the Government and other related parties	25	**133**	84
Cash and cash equivalents	26	**269**	376
		106,674	102,366
Liabilities			
Bank overdrafts	27B	**11**	12
Short-term loans	27B	**–**	353
Creditors, accrued charges and provisions	29	**3,034**	3,420
Current taxation	34A	**3**	2
Contract retentions	30	**240**	311
Amounts due to the Government and other related parties	31	**1**	161
Loans and obligations under finance leases	27B	**30,367**	31,660
Deferred liabilities	32	**109**	86
Deferred income	33	**4,638**	5,061
Deferred tax liabilities	34B	**4,764**	4,000
		43,167	45,066
Minority interests		**8**	8
Net assets		**63,499**	57,292
Shareholders' funds			
Share capital, share premium and capital reserve	35	**36,269**	35,086
Other reserves	36	**27,230**	22,206
		63,499	57,292

Approved and authorised for issue by the Members of the Board on 1 March 2005

Raymond K F Ch'ien
C K Chow
Lincoln K K Leong

The notes on pages 80 to 135 form part of these accounts.

Balance sheet

at 31 December *in HK$ million*	Note	2004	2003
Assets			
Fixed assets	14		
– Investment properties		**16,687**	14,169
– Other property, plant and equipment		**83,466**	82,553
		100,153	96,722
Railway construction in progress	15	**962**	181
Property development in progress	16A	**2,088**	2,309
Deferred expenditure	17	**192**	104
Investments in subsidiaries	19	**182**	178
Staff housing loans	21	**47**	67
Properties held for sale	22	**815**	812
Stores and spares	23	**248**	249
Debtors, deposits and payments in advance	24	**1,271**	1,160
Amounts due from the Government and other related parties	25	**275**	175
Cash and cash equivalents	26	**137**	175
		106,370	102,132
Liabilities			
Bank overdrafts	27B	**11**	12
Short-term loans	27B	**-**	353
Creditors, accrued charges and provisions	29	**2,755**	3,272
Contract retentions	30	**240**	311
Amounts due to the Government and other related parties	31	**12,871**	11,235
Loans and obligations under finance leases	27B	**17,701**	20,711
Deferred liabilities	32	**109**	86
Deferred income	33	**4,638**	5,061
Deferred tax liabilities	34B	**4,764**	4,000
		43,089	45,041
Net assets		**63,281**	57,091
Shareholders' funds			
Share capital, share premium and capital reserve	35	**36,269**	35,086
Other reserves	36	**27,012**	22,005
		63,281	57,091

Approved and authorised for issue by the Members of the Board on 1 March 2005

Raymond K F Ch'ien
C K Chow
Lincoln K K Leong

The notes on pages 80 to 135 form part of these accounts.

Consolidated statement of changes in equity

for the year ended 31 December *in HK$ million*	Note	2004	2003
Balance as at 1 January		**57,292**	53,574
Surplus on revaluation of investment properties	36	**2,486**	276
Surplus/(Deficit) on revaluation of self-occupied office land and buildings, net of deferred tax	36	**273**	(6)
Net profits not recognised in the consolidated profit and loss account		**2,759**	270
Net profit for the year		**4,496**	4,450
Dividends approved during the year	11	**(2,231)**	(2,178)
Shares issued under	35		
– Employee Share Option Scheme		**68**	88
– Scrip Dividend Scheme		**1,115**	1,088
Net increase in shareholders' funds arising from capital transactions		**1,183**	1,176
Balance as at 31 December		**63,499**	57,292

The notes on pages 80 to 135 form part of these accounts.

Consolidated cash flow statement

for the year ended 31 December *in HK$ million*	Note	2004		2003	
Cash flows from operating activities					
Operating profit from railway and related operations before depreciation		4,546		3,747	
Adjustments for:					
(Decrease)/Increase in provision for obsolete stock		(3)		7	
Loss on disposal of fixed assets		19		16	
(Write-back)/Write-off of revaluation deficit of self-occupied office land and buildings		(69)		69	
Deferred project study costs written off		64		21	
Amortisation of deferred income from lease transaction		(5)		(4)	
Exchange loss		3		1	
Operating profit from railway and related operations before working capital changes		4,555		3,857	
Increase in debtors, deposits and payments in advance		(198)		(217)	
Decrease in stores and spares		3		4	
Increase in creditors, accrued charges and provisions		129		196	
Cash generated from operations		4,489		3,840	
Overseas tax paid		(3)		(3)	
Net cash generated from operating activities			4,486		3,837
Cash flows from investing activities					
Capital expenditure					
– Tseung Kwan O Extension Project		(94)		(679)	
– Disneyland Resort Line Project		(622)		(457)	
– Tung Chung Cable Car Project		(345)		(57)	
– Property development projects		(183)		(88)	
– Purchase of assets and other capital projects		(1,645)		(1,389)	
Merger studies		(53)		-	
Receipts from property developers		1,683		675	
Proceeds from properties sold		893		180	
Receipts on disposal of fixed assets		-		3	
Purchase of held-to-maturity debt securities		(202)		-	
Principal repayments under Staff Housing Loan Scheme		21		17	
Net cash used in investing activities			(547)		(1,795)
Cash flows from financing activities					
Shares issued		68		88	
Drawdown of loans		7,194		7,441	
Repayment of loans		(8,787)		(8,803)	
Reduction in capital element of finance lease		(112)		(103)	
Receipts of deferred income from lease transaction		-		141	
Collection/(Release) of refundable deposits and asset replacement reserve funds		19		(3)	
Interest paid		(1,301)		(1,643)	
Interest received		7		14	
Interest element of finance lease rental payments		(38)		(47)	
Finance charges paid		(16)		(32)	
Dividends paid		(1,079)		(415)	
Net cash used in financing activities			(4,045)		(3,362)
Net decrease in cash and cash equivalents			(106)		(1,320)
Cash and cash equivalents at 1 January			364		1,684
Cash and cash equivalents at 31 December	26		258		364

The notes on pages 80 to 135 form part of these accounts.

Notes to the accounts

1 Principal accounting policies

A Basis of preparation of accounts

(i) These accounts have been prepared in compliance with the Hong Kong Companies Ordinance. These accounts have also been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all Statements of Standard Accounting Practice ("SSAPs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") (previously known as Hong Kong Society of Accountants), accounting principles generally accepted in Hong Kong and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

(ii) The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and self-occupied office land and buildings.

B Basis of consolidation

The consolidated accounts include the accounts of the Company and all its subsidiaries except for a non-controlled subsidiary (see note 1D) (the "Group") made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal as appropriate. All material inter-company transactions and balances are eliminated on consolidation.

C Subsidiaries

A subsidiary in accordance with the Hong Kong Companies Ordinance is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the profit and loss account.

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority's share of losses previously absorbed by the Group has been recovered.

Investments in subsidiaries are carried in the Company's balance sheet at cost less any impairment losses (see note 1F).

D Non-controlled subsidiary

Octopus Cards Limited ("OCL") is regarded as a jointly controlled entity as the Group does not have effective control over the Board of OCL. The investment in OCL is accounted for in the consolidated accounts of the Company using the equity method which is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of OCL's net assets. The consolidated profit and loss account reflects the Group's share of the results of OCL for the year.

Unrealised profits and losses resulting from transactions between the Group and OCL are eliminated to the extent of the Group's interest in OCL, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Company's balance sheet, its investment in OCL is stated at cost less impairment losses, if any.

1 Principal accounting policies (continued)

E Fixed assets

(i) Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at open market value as determined annually by independent professionally qualified valuers.

Changes in the value of investment properties arising upon revaluations are treated as movements in the investment property revaluation reserve, except:

- where the balance of the investment property revaluation reserve is insufficient to cover a revaluation deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account; and
- where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the investment property revaluation reserve.

On disposal of an investment property, the related portion of the investment property revaluation reserve is transferred to the profit and loss account.

(ii) Leasehold land and buildings comprise leasehold land for railway depots and self-occupied office land and buildings:

(a) Leasehold land for railway depots is stated at cost less accumulated depreciation and impairment losses.

(b) Self-occupied office land and buildings are stated in the balance sheet at open market value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed by independent qualified valuers every year. Changes in the value of self-occupied office land and buildings arising upon revaluations are treated as movements in the fixed asset revaluation reserve, except:

- where the balance of the fixed asset revaluation reserve relating to a self-occupied office land and building is insufficient to cover a revaluation deficit of that property, the excess of the deficit is charged to the profit and loss account; and
- where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the fixed asset revaluation reserve.

(iii) Civil works and plant and equipment are stated at cost less accumulated depreciation and impairment losses.

(iv) Assets under construction are stated at cost less impairment losses. Cost comprises direct costs of construction, such as materials, staff costs and overheads, together with interest expense capitalised during the period of construction or installation and testing. Capitalisation of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed.

(v) Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments (computed using the rate of interest implicit in the lease), of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases.

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases. Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies. Impairment losses are accounted for in accordance with the accounting policies on impairment of assets. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies as set out in note 1T.

(vi) Subsequent expenditure relating to an existing fixed asset is added to the carrying amount of the asset if it is probable that future economic benefit in excess of the originally assessed standard of performance of the asset will flow to the Group.

Expenditure on repairs or maintenance of an existing fixed asset to restore or maintain the originally assessed standard of performance of that asset is charged as an expense when incurred.

(vii) Gains or losses arising from the retirement or disposal of a fixed asset other than an investment property are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the profit and loss account on the date of retirement or disposal. Any related revaluation surplus is transferred from the fixed asset revaluation reserve to retained profits.

1 Principal accounting policies (continued)

F Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets (other than properties carried at revalued amounts);
- railway construction in progress;
- property development in progress;
- deferred expenditure; and
- investments in subsidiaries.

If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount of the asset.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

G Depreciation

(i) Investment properties with an unexpired lease term of more than 20 years are not depreciated.

(ii) Fixed assets other than investment properties and assets under construction are depreciated on a straight line basis at rates sufficient to write off their cost or valuation over their estimated useful lives as follows:

Leasehold Land and Buildings

Self-occupied office land and buildings	the shorter of 50 years and the unexpired term of the lease
Leasehold land for railway depots	the unexpired term of the lease

Civil Works

Rails (initial cost)	Indefinite*
Excavation and boring	Indefinite
Tunnel linings, underground civil structures, overhead structures and immersed tubes	100 years
Station building structures	80-100 years
Depot structures	80 years
Concrete kiosk structures	20 years
Station architectural finishes	20-30 years

* Replacement costs of rails are charged to the profit and loss account as revenue expenses.

1 Principal accounting policies (continued)

Plant and Equipment

Rolling stock	7–40 years
Platform screen doors	35 years
Environmental control systems, lifts and escalators, fire protection and drainage system	20–30 years
Power supply systems	20–40 years
Automatic fare collection systems, metal station kiosks, and other mechanical equipment	20 years
Train control and signalling equipment, station announcement systems, telecommunication systems and advertising panels	15 years
Fixture and fitting	10–15 years
Maintenance equipment, office furniture and equipment	10 years
Computer software licences and applications	5–7 years
Cleaning equipment, computer equipment and tools	5 years
Motor vehicles	4 years

The useful lives of the various categories of fixed assets are reviewed regularly in the light of actual asset condition, usage experience and the current asset replacement programme. The depreciation charge for the current and future periods is adjusted if there are significant changes from previous estimates.

(iii) No depreciation is provided on assets under construction until construction is completed and the assets are ready for their intended use.

(iv) Depreciation on assets held under finance leases is provided at rates designed to write off the cost of the asset in equal annual amounts over the shorter of the lease term or the anticipated useful life of the asset as set out above, except in cases where title to the asset will be acquired by the Group at the end of the lease where depreciation is provided at rates designed to write off the cost of the asset in equal amounts over the anticipated useful life of the asset.

H Construction costs

(i) Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

- where the proposed projects are at a preliminary review stage with no certainty of materialising, the costs concerned are written off to the profit and loss account; and
- where the proposed projects are at a detailed study stage, having been agreed in principle by the Board of Directors based on a feasible financial plan, the costs concerned are dealt with as deferred expenditure until such time as a project agreement is reached, whereupon the costs are transferred to railway construction in progress.

(ii) After entering into a project agreement, all costs incurred in the construction of the railway are dealt with as railway construction in progress until commissioning of the railway line, whereupon the relevant construction costs are transferred to fixed assets.

1 Principal accounting policies (continued)

I Property development

(i) Costs incurred by the Group in the preparation of sites for property development are dealt with as property development in progress.

(ii) Payments received from developers in respect of developments are offset against the amounts in property development in progress attributable to that development. Any surplus amounts of payments received from developers in excess of the balance in property development in progress are transferred to deferred income. In these cases, further costs subsequently incurred by the Group in respect of that development are charged against deferred income.

(iii) Expenditure incurred on the development of properties for retention by the Group is transferred to fixed assets when the occupation permits are issued and the properties are put into use.

(iv) When agreement is reached with a developer to redevelop an existing self-occupied property, the relevant property is revalued on an existing use basis prior to commencement of redevelopment. The surplus arising on revaluation is credited to fixed asset revaluation reserve. On commencement of redevelopment, the net book value of the property is transferred to property development in progress.

(v) Profits arising from the development of properties undertaken in conjunction with property developers are recognised in the profit and loss account as follows:

- where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognised when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development;
- where the Group receives a share of proceeds from sale of the development, profits arising from such proceeds are recognised upon the issue of occupation permits provided the amounts of revenue and costs can be measured reliably; and
- where the Group receives a distribution of the assets of the development, profit is recognised based on the fair value of such assets at the time of receipt and after taking into account any outstanding risks and obligations retained by the Group in connection with the development.

Upon recognition of profit, the balance of deferred income or property development in progress related to that development is credited or charged to the profit and loss account, as the case may be.

(vi) Where the Group is liable to pay the developer consideration for the retention of part of a property to be redeveloped, profit attributable to the Group in respect of the redevelopment (including any payment received from the developer) will be recognised in the profit and loss account when the quantum of the obligation of the Group and the amount of realised profit can be determined with reasonable accuracy.

(vii) Where properties are received as a profit distribution upon completion of development and are held for sale, those properties are stated at their estimated net realisable value upon receipt. Net realisable value represents the estimated selling price less costs to be incurred in selling the properties. When properties are sold, the carrying amount of those properties is recognised as cost of properties sold in the period in which the related revenue is recognised. The amount of any write-down of properties to net realisable value is recognised as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realisable value, is recognised as a reduction in the cost of properties sold in the period in which the reversal occurs.

(viii) Where properties under construction are received as a sharing in kind from a development, these properties are initially recognised in assets under construction at fair value. Further costs incurred in the construction of those assets are capitalised into the assets under construction, which are transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use have been completed.

1 Principal accounting policies (continued)

J Jointly controlled operations

The arrangements entered into by the Group with developers for property developments along the railway lines are considered to be jointly controlled operations pursuant to SSAP 21 "Accounting for interests in joint ventures". Pursuant to the development arrangements, the Group is normally responsible for its own costs, including in-house staff costs and the costs of enabling works, and the developers normally undertake to pay for all other project costs such as land premium, construction costs, professional fees, etc. Such costs are deductible from the proceeds of sale before surplus proceeds are shared. In respect of its interests in such operations, the Group accounts for the costs of enabling works net of up-front payments received as property development in progress. In cases where up-front payments received from developers exceed the related expenditures incurred by the Group, such excess is recorded as deferred income. Expenses incurred by the Group on staff, overhead and consultancy fees in respect of these developments are also capitalised as property development in progress. The Group's share of income earned from such operations is recognised in the profit and loss account in accordance with note 1I after netting off any related balance in property development in progress at that time.

K Investments in held-to-maturity securities

The Group's policies for investments in held-to-maturity securities other than investments in its subsidiaries and non-controlled subsidiary are as follows:

(i) Dated debt securities that the Group and/or the Company have the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value. Provisions are made when carrying amounts are not expected to be fully recovered and are recognised as expenses in the profit and loss account, such provisions being determined for each investment individually.

(ii) Provisions against the carrying value of held-to-maturity securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) Profits or losses on disposal of investments in held-to-maturity securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

L Defeasance of long-term lease payments

Where commitments to make long-term lease payments have been defeased by the placement of securities, those commitments and securities (and income and charges arising therefrom) have been netted off in order to reflect the overall commercial effect of the arrangements. These transactions are not accounted for as leases and these liabilities and investment in securities are not recognised as obligations and assets. Any net amount of cash received from such transactions is accounted for as deferred income and is amortised over the terms of the respective lease.

M Stores and spares

Stores and spares used for railway and business operation are categorised as either revenue or capital. Revenue items are stated in the balance sheet at cost, using the weighted average cost method. Provision is made for obsolescence where appropriate. Capital items are included in fixed assets and stated at cost less aggregate depreciation and impairment losses. Depreciation is charged at the rates applicable to the relevant fixed assets against which the capital spares are held in reserve.

N Long-term consultancy contracts

The accounting policy for contract revenue is set out in note 1T(iii). When the outcome of a fixed-price consultancy contract can be estimated reliably, contract costs are recognised as expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a consultancy contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Consultancy contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profit less recognised losses and progress billings, and are presented in the balance sheet as the "Gross amount due from customers for contract work" (as an asset) or the "Gross amount due to customers for contract work" (as a liability), as applicable. Progress billings not yet paid by the customer are included in the balance sheet under "Debtors, deposits and payments in advance". Amounts received before the related work is performed are included in the balance sheet, as a liability, under "Creditors, accrued charges and provisions".

1 Principal accounting policies (continued)

O Cash equivalents

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

P Employee benefits

(i) Salaries, annual leave, leave passage allowance and other costs of non-monetary benefits are accrued and recognised as an expense in the year in which the associated services are rendered by employees of the Group, except those benefits incurred for project staff in respect of construction projects and capital works, which are capitalised as part of the cost of the qualifying assets.

(ii) Contributions to defined contribution retirement plans, including contributions to Mandatory Provident Funds ("MPF") as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred, except those contributions for project staff incurred in respect of construction projects and capital works, which are capitalised as part of the cost of the qualifying assets.

(iii) The Group's net obligation in respect of defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. If there is no deep market in such bonds, the market yield on government bonds would be used. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised either as an expense in the profit and loss account, or capitalised as part of the cost of the relevant construction projects or capital works in the case of project related employees, as the case may be, on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in a similar manner.

In calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any cumulative unrecognised net actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(iv) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(v) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

Q Retirement Schemes

The Group operates an Occupational Retirement Scheme (the "MTR Corporation Limited Retirement Scheme"), which is supplemented by a top-up scheme ("MTR Corporation Limited Retention Bonus Scheme") mainly for project staff to provide extra benefits in the event of redundancy.

In addition, the Group has set up a MPF Scheme by participating in a master trust scheme provided by an independent MPF service provider to comply with the requirements under the MPF Ordinance.

Employer's contributions to the defined contribution section of the MTR Corporation Limited Retirement Scheme and the MPF Scheme are recognised in the accounts in accordance with the policy set out in note 1P(ii).

1 Principal accounting policies (continued)

The employer's contributions paid and payable in respect of employees of the hybrid benefit section of the MTR Corporation Limited Retirement Scheme, as calculated annually by independent actuaries in accordance with the Retirement Scheme Rules and provisions of the Occupational Retirement Schemes Ordinance, are used to satisfy the pension expenses recognised in the accounts according to note 1P(iii). Any deficit or surplus thereof will be dealt with in the balance sheet as accrued or prepaid benefit expenses, as the case may be.

R *Income tax*

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Income tax is recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination) and investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

1 Principal accounting policies (continued)

S Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

T Revenue recognition

Provided it is probable that the economic benefits associated with the transactions will flow to the Group and the amount of revenue can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Fare revenue is recognised when the journey is provided.

(ii) Advertising income and service fees from telecommunication services provided within the railway are recognised when the services are provided.

(iii) Contract revenue is recognised when the outcome of a consultancy contract can be estimated reliably. Contract revenue is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract. When the outcome of a consultancy contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(iv) Rental income from investment properties, station kiosks and other railway premises under operating leases is accounted for in accordance with the terms of the leases. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned. Property management income is recognised when the services are provided.

U Operating lease charges

Rentals payable under operating leases are charged on a straight-line basis over the period of the lease to the profit and loss account, except for rentals payable in respect of railway construction, property development in progress and proposed capital projects which are capitalised as part of railway construction in progress, property development in progress and deferred expenditure respectively.

V Interest and finance charges

Interest expense directly attributable to the financing of capital projects prior to their completion or commissioning is capitalised. Exchange differences arising from foreign currency borrowings related to the acquisition of assets are capitalised to the extent that they are regarded as an adjustment to interest costs. Interest expense attributable to other purposes is charged to the profit and loss account.

Finance charges implicit in the lease payments on assets held under finance leases are charged to the profit and loss account over the period of the lease so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

The differentials paid and received on interest rate swap agreements are accrued and recognised as adjustments to interest expense.

1 Principal accounting policies (continued)

W Foreign currency translation

Foreign currency transactions during the year are translated into Hong Kong dollars and recorded at exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Forward foreign exchange contracts, swaps and options used as a hedge against foreign currency liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Gains and losses on currency hedging transactions are used to offset gains and losses resulting from currency fluctuations inherent in the underlying foreign currency liabilities. Differences arising on foreign currency translation and revaluation of forward foreign exchange contracts, swaps and options are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

X Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format. As substantially all the principal activities of the Group are carried out in Hong Kong, no geographical segment information is provided.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, share of results of non-controlled subsidiary, corporate and financing expenses and minority interests.

Y Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Z Government grants

Government grants are assistance by Government in the form of transfer of resources in return for the Company's compliance to the conditions attached thereto. Government grant which represents compensation for the cost of an asset, will be deducted from the cost of the asset in arriving at its carrying value to the extent of the amounts received and receivable as at the date of the balance sheet. Any excess of the amount of grant received or receivable over the cost of the asset at the balance sheet date will be carried forward as advance receipts to set off future cost of the asset.

2 Fare revenue

in HK$ million	2004	2003
Fare revenue comprises:		
MTR Lines	**5,417**	5,064
Airport Express Line	**515**	425
	5,932	5,489

The MTR Lines comprise the Kwun Tong, Tsuen Wan, Island, Tung Chung and Tseung Kwan O Lines.

3 Non-fare revenue

A Station commercial and other revenue

in HK$ million	2004	2003
Station commercial and other revenue comprises:		
Advertising	**467**	386
Kiosk rental	**298**	275
Telecommunication income	**238**	198
Consultancy income	**182**	143
Miscellaneous business revenue	**126**	115
	1,311	1,117

B Rental and management income

in HK$ million	2004	2003
Rental income was attributable to:		
Telford Plaza	**388**	365
Luk Yeung Galleria	**117**	114
Paradise Mall	**115**	119
Maritime Square	**224**	209
International Finance Centre	**77**	10
Other properties	**73**	71
	994	888
Management income	**108**	94
Property agency income	**6**	6
	1,108	988

Included in rental income is service income of HK$63 million *(2003: HK$63 million)* relating to the provision of air conditioning services. The leasing of Two International Finance Centre commenced in September 2003.

4 Operating expenses before depreciation

A Included in staff costs and related expenses are the following retirement expenses:

in HK$ million	2004	2003
Contributions to defined contribution plans and Mandatory Provident Fund	16	13
Expense recognised in respect of defined benefit plans (Note 38C)	138	156
	154	169

Other staff costs and related expenses of HK$902 million *(2003: HK$943 million)* are included in construction projects, capital and revenue works, and non-fare related operations.

B Repairs and maintenance costs relate mainly to contracted maintenance and revenue works. Other routine repairs and maintenance works are performed by in-house operations, the costs of which are included under staff costs and stores and spares consumed.

C Project study and business development expenses comprise:

in HK$ million	2004	2003
Tseung Kwan O Extension Further Capital Works Project (Note 15)	49	–
West Island Line / South Island Line (Note 17)	15	21
New business development expenses	103	28
	167	49

New business development expenses relate mainly to studies on business opportunities in China and Europe in line with the Group's business strategy.

D Included in general and administration expenses and other expenses are the following charges/(credits):

in HK$ million	2004	2003
Auditors' remuneration		
– audit services	4	3
– other services	1	1
(Write-back)/Write-off of deficit on revaluation of self-occupied office land and buildings (Note 14D)	(69)	69
Loss on disposal of fixed assets	19	16
Operating lease expenses:		
Office buildings and staff quarters	10	12
Less: Amount capitalised	3	5
	7	7

Other services under auditors' remuneration include an amount of HK$0.4 million *(2003: HK$0.4 million)* relating to tax compliance services provided during the year.

5 Remuneration of Members of the Board and the Executive Directorate

A Remuneration of Members of the Board and the Executive Directorate

(i) The aggregate emoluments of the Members of the Board and the Executive Directorate of the Company disclosed pursuant to section 161 of the Hong Kong Companies Ordinance were as follows:

in HK$ million	2004	2003
Fees	**3**	2
Salaries, housing allowances and other benefits-in-kind	**28**	28
Variable remuneration related to performance	**8**	3
Retirement scheme contributions	**3**	4
	42	37

The above emoluments do not include realised gains on exercise of share options amounting to HK$5.1 million *(2003: HK$8.7 million)* in respect of certain Members of the Executive Directorate, which are disclosed under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board.

Non-executive directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association.

(ii) The gross emoluments (excluding share option benefit) of the Members of the Board and the Members of the Executive Directorate were within the following bands:

Emoluments	2004 Number	2003 Number
HK$0 - HK$500,000	**9**	8
HK$500,001 - HK$1,000,000	**1**	2
HK$4,000,001 - HK$4,500,000	**-**	3
HK$4,500,001 - HK$5,000,000	**4**	2
HK$5,000,001 - HK$5,500,000	**2**	1
HK$6,000,001 - HK$6,500,000	**-**	1
HK$9,000,001 - HK$9,500,000	**1**	-
	17	17

The information shown in the above table includes the five highest paid employees. The independent non-executive directors' emoluments are included in the first remuneration band except the non-executive Chairman, whose emolument is included in the second remuneration band. Emolument of the ex-Chairman, Jack C K So who resigned on 20 July 2003, is included under the highest remuneration band in 2003.

5 Remuneration of Members of the Board and the Executive Directorate (continued)

(iii) The remuneration details (excluding share option benefit) of the current members of the Executive Directorate are shown below:

in HK$ million	2004 Base pay, allowance, retirement scheme contribution and other benefits	2004 Variable remuneration related to performance	2004 Total	2003 Total
Chief Executive Officer ("CEO")*	**5.61**	**3.44**	**9.05**	0.68
Finance Director	**3.89**	**0.75**	**4.64**	4.30
Human Resources Director	**4.11**	**0.75**	**4.86**	4.45
Legal Director and Secretary	**4.26**	**0.75**	**5.01**	4.67
Managing Director – Operations & Business Development	**4.50**	**0.81**	**5.31**	5.11
Project Director	**4.10**	**0.77**	**4.87**	4.65
Property Director	**4.10**	**0.75**	**4.85**	4.46
	30.57	**8.02**	**38.59**	28.32

* Appointed in December 2003

(iv) The CEO will be entitled to receive 700,000 shares in the Company (or their equivalent value in cash) on completion of his three-year contract (i.e. 30 November 2006). The final number of shares (or cash amount) delivered may be adjusted to reflect relevant changes (if any) in the Company's share capital after his appointment in order that the CEO's compensation is closely tied to the Company's longer-term performance and aligns his interests with those of shareholders. In certain limited circumstances, the CEO may be entitled to receive some or all of the shares (or the cash amount) prior to completion of his contract.

The restricted shares were offered in order to provide a competitive level of compensation and to enable the CEO's total pay to be closely tied to the performance of the Company.

B Share options

Options exercised and outstanding in respect of each Member of the Executive Directorate as at 31 December 2004 are set out under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board. Details of the options granted to Members of the Executive Directorate are as follows:

(i) Pre-Global Offering Share Option Scheme
Under the Company's Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") described in note 43A, Jack C K So (ex-Chairman) and each of the other Members of the Executive Directorate, except C K Chow and Lincoln K K Leong, were granted options on 20 September 2000 to acquire 1,599,000 and 1,066,000 shares respectively. C K Chow and Lincoln K K Leong joined the Company on 1 December 2003 and 1 February 2002 respectively and are not beneficiaries of the Pre-IPO Option Scheme.

Under the vesting terms of the Pre-IPO Option Scheme, each eligible Member of the Executive Directorate must continue to beneficially own (i) at all times after 26 October 2001, at least 40,000 shares in the case of the ex-Chairman and at least 23,000 shares in the case of other Members of the Executive Directorate; and (ii) at all times after 26 October 2002, at least 80,000 shares in the case of the ex-Chairman and at least 46,000 shares in the case of other Members of the Executive Directorate, in each case, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

(ii) New Joiners Share Option Scheme
Under the New Joiners Share Option Scheme ("New Option Scheme") as described in note 43B, Lincoln K K Leong, a Member of the Executive Directorate, was granted options to acquire 1,066,000 shares on 1 August 2003.

Under the vesting terms of the New Option Scheme, the grantee must continue to beneficially own (i) at all times on and after 4 August 2004, at least 23,000 shares; and (ii) at all times on and after 4 August 2005, at least 46,000 shares, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

6 Profit on property developments

in HK$ million	2004	2003
Profit on property developments comprises:		
Transfer from deferred income on up-front payments (Note 16B(i))	**1,601**	1,286
Share of surplus from development	**1,665**	7
Profit on sale of properties held for sale	**301**	44
Profit recognised from sharing in kind (Note 16B(ii))	**1,008**	4,034
Other overhead costs	**(7)**	(2)
	4,568	5,369

Included in profit on sale of properties held for sale are write-back of prior year provision amounting to HK$16 million *(2003: write-down of HK$16 million)* and cost of properties sold of HK$422 million *(2003: HK$243 million)*.

7 Depreciation

in HK$ million	2004	2003
Depreciation comprised charges on:		
Railway operations		
– on fixed assets held under finance leases	**19**	19
– on other railway fixed assets	**2,354**	2,251
Assets relating to station advertising, kiosk and miscellaneous businesses	**117**	109
Unallocated corporate assets	**22**	23
	2,512	2,402

8 Interest and finance charges

in HK$ million	2004	2003
Interest expenses in respect of:		
Bank loans and overdrafts, and capital market instruments wholly repayable within 5 years	**668**	680
Capital market instruments not wholly repayable within 5 years	**764**	901
Obligations under finance leases	**35**	43
Finance charges	**35**	36
Exchange loss/(gain)	**2**	(7)
Interest expenses capitalised:		
Disneyland Resort Line Project	**(7)**	(1)
Tung Chung Cable Car Project	**(12)**	(2)
AsiaWorld-Expo Station Project	**(1)**	(1)
Other capital projects	**(13)**	(78)
Assets under construction	**(14)**	(20)
	(47)	(102)
	1,457	1,551
Interest income in respect of:		
Deposits with banks and other financial institutions	**(5)**	(10)
Staff housing loans	**(2)**	(2)
	(7)	(12)
	1,450	1,539

Interest expenses have been capitalised at the average cost of funds to the Group calculated on a monthly basis. The average interest rates for each month varied from 4.1% to 5.2% per annum during the year *(2003: 4.0% to 5.5% per annum)*.

9 Income tax

A Income tax in the consolidated profit and loss account represents:

in HK$ million	2004	2003
Current tax		
– overseas tax for the year	4	4
Deferred tax		
– origination and reversal of temporary differences	691	443
– effect of increase in tax rate on deferred tax balances at 1 January 2003	–	300
	691	743
Share of non-controlled subsidiary's taxation	5	1
	700	748

No provision for current Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year's assessable profits or have sustained tax losses for the year ended 31 December 2004. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5%. This increase was taken into account in the preparation of the Group's 2003 accounts.

B Reconciliation between tax expense and accounting profit at applicable tax rates

	2004		2003	
	HK$ million	%	*HK$ million*	%
Profit before tax	5,196		5,198	
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	905	17.4	926	17.8
Tax effect of non-deductible expenses	24	0.5	53	1.0
Tax effect of non-taxable revenue	(220)	(4.2)	(531)	(10.2)
Tax effect of unused tax losses not recognised	2	–	–	–
Tax effect of tax losses not recognised in previous years	(11)	(0.2)	–	–
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	–	–	300	5.8
Actual tax expenses	700	13.5	748	14.4

10 Profit attributable to shareholders

The consolidated profit attributable to shareholders includes a profit of HK$4,479 million *(2003: HK$4,379 million)* which has been dealt with in the accounts of the Company.

11 Dividends

Dividends paid and proposed during the year comprised:

in HK$ million	**2004**	2003
Dividend approved and paid		
– 2003 final dividend of 28 cents *(2002: 28 cents)* per share approved and paid in 2004	**1,481**	1,444
– 2004 interim dividend of 14 cents *(2003: 14 cents)* per share	**750**	734
	2,231	2,178
Dividend proposed		
– Final dividend proposed after the balance sheet date of 28 cents *(2003: 28 cents)* per share	**1,509**	1,481

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

During the year, scrip dividend elections were offered to shareholders with Hong Kong addresses. The Company's majority shareholder, The Financial Secretary Incorporated ("FSI"), had elected to receive part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash would not exceed 50% of the total dividend payable. Details of dividends paid to the FSI are disclosed in note 41J. On 26 February 2004, the Government agreed to extend the scrip dividend arrangement for the three financial years ending 31 December 2006.

Pursuant to the financing arrangement under the Disneyland Resort Line (previously known as Penny's Bay Rail Link) Project Agreement entered into between the Group and the Government, HK$37 million *(2003: HK$675 million)* cash dividend declared and payable to the Government during the year has been waived (note 41E).

12 Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$4,496 million *(2003: HK$4,450 million)* and the weighted average number of ordinary shares of 5,331,253,996 in issue during the year *(2003: 5,214,028,094)*.

The calculation of diluted earnings per share is based on the profit for the year attributable to shareholders of HK$4,496 million *(2003: HK$4,450 million)* and the weighted average number of ordinary shares of 5,337,217,673 in issue during the year *(2003: 5,217,462,182)* after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes calculated as follows:

	2004	2003
Weighted average number of ordinary shares used in calculating basic earnings per share	**5,331,253,996**	5,214,028,094
Number of ordinary shares deemed to be issued for no consideration	**5,963,677**	3,434,088
Weighted average number of ordinary shares used for calculating the diluted earnings per share	**5,337,217,673**	5,217,462,182

13 Segmental information

The results of major business activities are summarised below:

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
2004						
Revenue	5,932	1,311	1,108	8,351	-	8,351
Less: Operating expenses before depreciation	2,889	315	207	3,411	-	3,411
	3,043	996	901	4,940	-	4,940
Profit on property developments	-	-	-	-	4,568	4,568
Operating profit before depreciation	3,043	996	901	4,940	4,568	9,508
Less: Depreciation	2,369	117	4	2,490	-	2,490
	674	879	897	2,450	4,568	7,018
Unallocated corporate expenses						(416)
Interest and finance charges						(1,450)
Share of profit of non-controlled subsidiary						44
Income tax						(700)
Profit for the year ended 31 December 2004						4,496
Assets						
Operational assets	79,021	1,304	17,045	97,370	282	97,652
Railway construction in progress	962	-	-	962	-	962
Assets under construction	869	5	-	874	2,177	3,051
Property development in progress	-	-	-	-	2,088	2,088
Investments in held-to-maturity securities	-	202	-	202	-	202
Properties held for sale	-	-	-	-	815	815
	80,852	1,511	17,045	99,408	5,362	104,770
Interest in non-controlled subsidiary						63
Unallocated assets						1,841
Total assets						106,674
Liabilities						
Segmented liabilities	2,087	354	463	2,904	483	3,387
Deferred income	132	-	-	132	4,506	4,638
	2,219	354	463	3,036	4,989	8,025
Unallocated liabilities						35,142
Minority interests						8
Total liabilities						43,175
Other Information						
Capital expenditure on:						
Operational assets and assets under construction	729	130	33			
Railway construction in progress	875					
Property development in progress					184	
Non-cash expenses other than depreciation	19	6	-			

13 Segmental information (continued)

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
2003						
Revenue	5,489	1,117	988	7,594	–	7,594
Less: Operating expenses before depreciation	2,878	351	198	3,427	–	3,427
	2,611	766	790	4,167	–	4,167
Profit on property developments	–	–	–	–	5,369	5,369
Operating profit before depreciation	2,611	766	790	4,167	5,369	9,536
Less: Depreciation	2,266	109	4	2,379	–	2,379
	345	657	786	1,788	5,369	7,157
Unallocated corporate expenses						(443)
Interest and finance charges						(1,539)
Share of profit of non-controlled subsidiary						23
Income tax						(748)
Profit for the year ended 31 December 2003						4,450
Assets						
Operational assets	80,556	1,323	14,450	96,329	364	96,693
Railway construction in progress	181	–	–	181	–	181
Railway assets under construction	930	10	–	940	–	940
Property development in progress	–	–	–	–	2,309	2,309
Properties held for sale	–	–	–	–	812	812
	81,667	1,333	14,450	97,450	3,485	100,935
Interest in non-controlled subsidiary						110
Unallocated assets						1,321
Total assets						102,366
Liabilities						
Segmented liabilities	3,000	254	358	3,612	368	3,980
Deferred income	137	–	–	137	4,924	5,061
	3,137	254	358	3,749	5,292	9,041
Unallocated liabilities						36,025
Minority interests						8
Total liabilities						45,074
Other Information						
Capital expenditure on:						
Operational assets and assets under construction	2,586	179	3,629			
Railway construction in progress	719					
Property development in progress					161	
Non-cash expenses other than depreciation	19	2	–			

No geographical analysis is shown as substantially all the principal activities of the Company and its subsidiaries are carried out in Hong Kong throughout the reporting periods.

14 Fixed assets

The Group

in HK$ million	Investment properties	Leasehold land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2004	14,169	1,598	45,740	54,319	940	116,766
Additions	32	-	-	49	3,245	3,326
Capitalisation adjustments*	-	-	(124)	(156)	-	(280)
Disposals/Write-offs	-	-	(1)	(172)	(4)	(177)
Surplus on revaluation (Note 36)	2,486	311	-	-	-	2,797
Write back of revaluation deficit (Note 4D)	-	69	-	-	-	69
Reclassification	-	-	82	(82)	-	-
Other assets commissioned	-	-	7	1,123	(1,130)	-
At 31 December 2004	16,687	1,978	45,704	55,081	3,051	122,501
At Cost	-	732	45,704	55,081	3,051	104,568
At 31 December 2004 Valuation	16,687	1,246	-	-	-	17,933
Aggregate depreciation						
At 1 January 2004	-	98	2,705	17,042	-	19,845
Charge for the year	-	33	392	2,107	-	2,532
Capitalisation adjustments*	-	-	(3)	(17)	-	(20)
Written back on disposal	-	-	(1)	(148)	-	(149)
Written back on revaluation (Note 36)	-	(20)	-	-	-	(20)
At 31 December 2004	-	111	3,093	18,984	-	22,188
Net book value at 31 December 2004	16,687	1,867	42,611	36,097	3,051	100,313
Net book value at 31 December 2003	14,169	1,500	43,035	37,277	940	96,921

Depreciation charge for the year was HK$2,512 million, comprising depreciation for the year of HK$2,532 million less adjustments for the capitalisation of HK$20 million.

14 Fixed assets (continued)

The Company

in HK$ million	Investment properties	Leasehold land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2004	14,169	1,598	45,740	53,693	922	116,122
Additions	32	–	–	43	3,222	3,297
Capitalisation adjustments*	–	–	(124)	(156)	–	(280)
Disposals/Write-offs	–	–	(1)	(172)	(4)	(177)
Surplus on revaluation (Note 36)	2,486	311	–	–	–	2,797
Write back of revaluation deficit (Note 4D)	–	69	–	–	–	69
Reclassification	–	–	82	(82)	–	–
Other assets commissioned	–	–	7	1,088	(1,095)	–
At 31 December 2004	16,687	1,978	45,704	54,414	3,045	121,828
At Cost	–	732	45,704	54,414	3,045	103,895
At 31 December 2004 Valuation	16,687	1,246	–	–	–	17,933
Aggregate depreciation						
At 1 January 2004	–	98	2,705	16,597	–	19,400
Charge for the year	–	33	392	2,039	–	2,464
Capitalisation adjustments*	–	–	(3)	(17)	–	(20)
Written back on disposal	–	–	(1)	(148)	–	(149)
Written back on revaluation (Note 36)	–	(20)	–	–	–	(20)
At 31 December 2004	–	111	3,093	18,471	–	21,675
Net book value at 31 December 2004	**16,687**	**1,867**	**42,611**	**35,943**	**3,045**	**100,153**
Net book value at 31 December 2003	14,169	1,500	43,035	37,096	922	96,722

* Capitalisation adjustments relate to certain railway assets capitalised at time of commissioning based on contractors' claimed values. Such assets' final values have been adjusted downward following finalisation of contract claims with contractors at lower final contract values during the year.

Depreciation charge for the year was HK$2,444 million, comprising depreciation for the year of HK$2,464 million less adjustments for the capitalisation of HK$20 million.

A The analysis of the investment properties and leasehold land and buildings held in Hong Kong are as follows:

The Group and The Company

	Investment properties		Leasehold land and buildings: Leasehold land for railway depots		Leasehold land and buildings: Office land and buildings	
in HK$ million	**2004**	2003	**2004**	2003	**2004**	2003
At net book value or valuation						
– long leases	**1,431**	1,283	**163**	166	**23**	15
– medium-term leases	**15,256**	12,886	**458**	468	**1,223**	852
	16,687	14,169	**621**	634	**1,246**	867

None of the Group's investment properties carries an unexpired lease term of 20 years or less.

14 Fixed assets (continued)

B The lease of the land on which the civil works, plant and equipment are situated for the operation of the railway was granted to the Company under a running line lease for the period up to 30 June 2047, which has been extended to 29 June 2050. It is assumed that the lease will be renewed and that the operation of the railway will continue after 2050.

Under the terms of the lease, the Company undertakes to keep and maintain all the leased areas, including underground and overhead structures, at its own cost. With respect to parts of the railway situated in structures where access is shared with other users, such as the Lantau Fixed Crossing, the Company's obligation for maintenance is limited to the railway only. All maintenance costs incurred under the terms of the lease have been dealt with as railway operating costs in the profit and loss account.

C All the investment properties of the Group were revalued at 31 December 2004 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors, at open market value. The valuations are based on a "term and reversion basis", which capitalises the existing and reversionary net rental income having regard to market valuation checks on comparable sale and yields. The net revaluation surplus of HK$2,486 million *(2003: HK$276 million)* arising from the revaluation has been credited to the investment property revaluation reserve (note 36).

D All self-occupied office land and buildings were revalued at 31 December 2004 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors, at open market value on an existing use basis. The valuation resulted in a net revaluation surplus of HK$400 million *(2003: deficit of HK$71 million)*. According to the Company's policy under note 1E(ii)(b), HK$69 million of the surplus has been credited to the profit and loss account in respect of deficit previously charged in respect of the same property (note 4D). The remaining HK$331 million of the surplus, net of deferred tax of HK$58 million (note 34B), has been transferred to the fixed asset revaluation reserve account (note 36).

The carrying amount of the self-occupied land and buildings at 31 December 2004 would have been HK$936 million *(2003: HK$958 million)* had the office land and buildings been stated at cost less accumulated depreciation.

E Assets under construction include an unrenovated shell of the retail shopping centre at Union Square, Kowloon Station and its car parking spaces received by the Company as a sharing in kind from the development. The properties under construction are stated at cost, which is deemed to be the fair value upon receipt (note 1I(viii)) which is determined by reference to an open market valuation undertaken by an independent firm of surveyors, Jones Lang LaSalle, who have among their staff Members of the Hong Kong Institute of Surveyors.

F Fixed assets include the following assets held under agreements which are treated as finance leases:

The Group and The Company

in HK$ million	Cost 2004	Aggregate depreciation 2004	Net book value 2004	Net book value 2003
Civil works				
– Eastern Harbour Crossing	**1,254**	**269**	**985**	1,005

The Company has entered into a Management Agreement (the "Agreement") with New Hong Kong Tunnel Company Limited to operate the Eastern Harbour Crossing until 2008. Included in the assets held under the Agreement are railway and ancillary works relating to the rail tunnel.

At the expiry of the Agreement, title to the assets will, pursuant to the Eastern Harbour Crossing Ordinance, be vested in the Government which has in turn entered into a Memorandum of Understanding dated 17 October 1986 with the Company to the effect that the assets will be vested in the Company on terms to be agreed between the Company and the Government. On 30 June 2000, the Company entered into a further agreement with the Government pursuant to which the relevant assets will be vested by the Government into the Company in 2008 for a nominal consideration and the Company agreed to indemnify the Government for certain amounts which are expected to be nominal. On this basis, the semi-annual payments made by the Company to New Hong Kong Tunnel Company Limited in respect of the Eastern Harbour Crossing are dealt with in these accounts as payments under a finance lease.

14 Fixed assets (continued)

G The Group leases out investment properties and station kiosks under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms will be renegotiated. Lease payments are usually adjusted annually to reflect market rentals. Certain leases carry additional rental based on turnover. Lease incentives granted are amortised in the profit and loss account as an integral part of the net lease payment receivable.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were HK$16,687 million *(2003: HK$14,169 million)*. The gross carrying amounts of station kiosks held for use in operating leases were HK$416 million *(2003: HK$352 million)* and the related accumulated depreciation charges were HK$80 million *(2003: HK$65 million)*.

The Group's total future minimum lease receipts under non-cancellable operating leases are receivable as follows:

The Group and The Company

in HK$ million	**2004**	2003
Within 1 year	**1,156**	925
After 1 year but within 5 years	**1,742**	1,121
Later than 5 years	**332**	355
	3,230	2,401

H In March 2003, the Group entered into a series of structured transactions with unrelated third parties to lease out and lease back certain of its passenger cars ("Lease Transaction") involving a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as at 31 March 2003. Under the Lease Transaction, the Group has leased the assets to institutional investors in the United States (the "Investors"), who have prepaid all the rentals in relation to the lease agreement. Simultaneously, the Group has leased the assets back from the Investors with obligation to pay rentals in accordance with a pre-determined payment schedule. The Group has an option to purchase the Investors' leasehold interest in the assets at pre-determined dates for fixed amounts. Part of the rental prepayments received from the Investors has been invested in debt securities to meet the Group's rental obligations and the amount payable for exercising the purchase option under the Lease Transaction. In addition, the Group retains legal title to the assets and there are no restrictions on the Group's ability to utilise these assets in the operation of the railway business.

As a result of the Lease Transaction, the Group received total cash of approximately HK$3,688 million and committed to long-term lease payments with an estimated net present value in March 2003 of approximately HK$3,533 million, which have been defeased by purchase of debt securities to meet the payment obligations. The Group received in 2003 the cash amount of HK$141 million net of costs from the Lease Transaction.

As the Group is not able to control the investment account in pursuit of its own objectives and is not obligated to pay the lease payments, those liabilities and investments in debt securities are not recognised as obligations and assets of the Group. The net amount of cash received by the Group has been accounted for as deferred income and is being amortised to the Group's profit and loss account over the terms of the respective leases.

15 Railway construction in progress

The Group and The Company

in HK$ million	Balance at 1 Jan 2004	Transferred from deferred expenditure (Note 17)	Expenditure/ (Government grant)	Costs written off to profit and loss account (Note 4C)	Balance at 31 Dec 2004
Tseung Kwan O Extension Further Capital Works Project					
Construction costs	1	-	-	-	1
Consultancy fees	23	-	7	(29)	1
Staff costs and general expenses	16	-	5	(16)	5
Finance costs	4	-	-	(4)	-
	44	-	12	(49)	7
Disneyland Resort Line Project					
Construction costs	645	-	429	-	1,074
Consultancy fees	41	-	5	-	46
Staff costs and general expenses	194	-	85	-	279
Finance costs	3	-	7	-	10
	883	-	526	-	1,409
Government grant (Notes 41E and 41J)	(883)	-	(48)	-	(931)
	-	-	478	-	478
Tung Chung Cable Car Project					
Construction costs	82	-	254	-	336
Consultancy fees	24	-	13	-	37
Staff costs and general expenses	29	-	28	-	57
Finance costs	2	-	12	-	14
	137	-	307	-	444
AsiaWorld-Expo Station Project					
Construction costs	-	-	16	-	16
Staff costs and general expenses	-	3	13	-	16
Finance costs	-	-	1	-	1
	-	3	30	-	33
Total	181	3	827	(49)	962

Costs written off to profit and loss account relates to certain station design costs in respect of the future Tseung Kwan O South Station, which became abortive following the submission of a revised station design plan and its approval by the Town Planning Board during the year.

16 Property development in progress

Under the Airport Railway Agreement related to the construction of the Airport Railway, the Government had granted to the Company land on five station sites along the railway at market value for property development. In preparing the sites for development, the Company incurs costs related to foundation and site enabling works and expects the costs to be reimbursed by property developers in the form of up-front cash payments when development packages are awarded. In accordance with the development agreements entered into with property developers, the developers are also responsible for the balance of the development costs.

Notwithstanding having entered into the development agreements with the developers, the Company being the grantee of the land remains primarily responsible for the fulfilment of all the conditions and obligations in the Land Grant. Such conditions and obligations include the type and quantity of the developments that must be built, public facilities to be provided, and the completion date of the project.

Costs of foundation and site enabling works incurred by the Company are capitalised as property development in progress and payments received from developers are credited to property development in progress to offset costs incurred in respect of the same development. In cases where payments received from developers exceed the related expenditure incurred by the Company, such excess is recorded as deferred income (note 16B(i)). In these cases, any subsequent expenditure incurred by the Company in respect of that development will be charged against deferred income. Deferred income is to be recognised as profits of the Company at the appropriate time after charging any remaining costs related to foundation and site enabling works, and after taking into account the outstanding risks and obligations retained by the Company relating to each development. Until such time as deferred income is recognised as profit, it is recorded as a liability of the Company in recognition of the Company's obligations under the Land Grant.

The Tseung Kwan O Extension ("TKE") Project Agreement entered into in 1998 between the then Secretary for Transport, for and on behalf of the Government, and the Company in respect of the construction of the Tseung Kwan O Extension provides the Company with the right to undertake property developments at four station and depot sites along the Tseung Kwan O Line ("Tseung Kwan O Extension Property Projects").

A Property development in progress

The Group and The Company

in HK$ million	Balance at 1 Jan	Expenditure	Offset against payments received from developers (Note 16B(i))	Transfer out on project completion	Transfer to assets under construction	Balance at 31 Dec
2004						
Airport Railway Property Projects	**-**	**116**	**(39)**	**-**	**(77)**	**-**
Tseung Kwan O Extension Projects	**2,266**	**66**	**(2)**	**(287)**	**-**	**2,043**
Other property projects	**43**	**2**	**-**	**-**	**-**	**45**
	2,309	**184**	**(41)**	**(287)**	**(77)**	**2,088**
2003						
Airport Railway Property Projects	597	122	(63)	(656)	-	-
Tseung Kwan O Extension Projects	2,232	37	(3)	-	-	2,266
Other property projects	41	2	-	-	-	43
	2,870	161	(66)	(656)	-	2,309

16 Property development in progress (continued)

B Deferred income on property development

The Group and The Company

in HK$ million	2004	2003
Deferred income on property development comprises:		
– Up-front payments received from developers (Note 16B(i))	**3,414**	4,924
– Sharing in kind (Note 16B(ii))	**1,092**	-
	4,506	4,924

(i) Deferred income on up-front payments

The Group and The Company

in HK$ million	Balance at 1 Jan	Payments received from developers	Offset against property development in progress (Note 16A)	Amount recognised as profit (Note 6)	Balance at 31 Dec (Note 33)
2004					
Airport Railway Property Projects	**4,917**	**132**	**(39)**	**(1,601)**	**3,409**
Tseung Kwan O Extension Property Projects	**7**	**-**	**(2)**	**-**	**5**
	4,924	**132**	**(41)**	**(1,601)**	**3,414**
2003					
Airport Railway Property Projects	6,216	50	(63)	(1,286)	4,917
Tseung Kwan O Extension Property Projects	10	-	(3)	-	7
	6,226	50	(66)	(1,286)	4,924

(ii) Deferred income on sharing in kind

Under the property development agreement in respect of an Airport Railway development package, the Company received during 2004 the shell of a retail centre at Union Square, Kowloon Station and its car parking spaces as sharing in kind. Part of the property development profit is deferred as the Company has an obligation under the development agreement to complete the fitting-out works. Accordingly, a portion of the fair value of the retail shell equivalent to estimated cost of the outstanding fitting-out works has been withheld as deferred income. On this basis, movements of the deferred income on this sharing in kind during the year are set out below:

The Group and The Company

in HK$ million	2004	2003
Balance as at 1 January	**-**	-
Sharing in kind received from developer	**2,100**	-
Less: Amount recognised as profit (Note 6)	**(1,008)**	-
Balance as at 31 December	**1,092**	-

16 Property development in progress (continued)

C Stakeholding funds

As stakeholder under certain Airport Railway Property Projects, the Company receives and manages deposit monies and sales proceeds in respect of sales of properties under those developments. These monies are placed in separate designated bank accounts and, together with any interest earned, will be released to the developers for the reimbursement of costs of the respective developments in accordance with the terms and conditions of the Government Consent Schemes and development agreements. Accordingly, the balances of the stakeholding funds and the corresponding bank balances have not been included in the Group's and the Company's balance sheets. Movements in stakeholding funds during the year were as follows:

The Group and The Company

in HK$ million	2004	2003
Balance as at 1 January	**3,572**	3,231
Stakeholding funds received and receivable	**13,958**	13,472
Add: Interest earned thereon	**8**	25
	17,538	16,728
Disbursements during the year	**(13,474)**	(13,156)
Balance as at 31 December	**4,064**	3,572
Represented by:		
Balances in designated bank accounts as at 31 December	**4,062**	3,570
Retention receivable	**2**	2
	4,064	3,572

17 Deferred expenditure

The Group

in HK$ million	Balance at 1 Jan	Transfer to railway construction in progress (Note 15)	Discount on bond issue	Expenditure/ (Amortisation) during the year	Costs written off to profit and loss account (Note 4C)	Balance at 31 Dec
2004						
Deferred finance charges	**76**	**-**	**50**	**(17)**	**-**	**109**
Merger studies	**-**	**-**	**-**	**56**	**-**	**56**
Expenditure on proposed capital projects						
– West Island Line / South Island Line	**25**	**-**	**-**	**17**	**(15)**	**27**
– Shenzhen Metro Line 4 Project	**-**	**-**	**-**	**51**	**-**	**51**
– AsiaWorld-Expo Station Project	**3**	**(3)**	**-**	**-**	**-**	**-**
	104	**(3)**	**50**	**107**	**(15)**	**243**
2003						
Deferred finance charges	72	–	10	(6)	–	76
Expenditure on proposed capital projects						
– Tung Chung Cable Car Project	17	(17)	–	–	–	–
– West Island Line / South Island Line	16	–	–	30	(21)	25
– AsiaWorld-Expo Station Project	–	–	–	3	–	3
– Other	1	–	–	–	(1)	–
	106	(17)	10	27	(22)	104

17 Deferred expenditure (continued)

The Company

in HK$ million	Balance at 1 Jan	Transfer to railway construction in progress (Note 15)	Discount on bond issue	Expenditure/ (Amortisation) during the year	Costs written off to profit and loss account (Note 4C)	Balance at 31 Dec
2004						
Deferred finance charges	**76**	**–**	**50**	**(17)**	**–**	**109**
Merger studies	**–**	**–**	**–**	**56**	**–**	**56**
Expenditure on proposed capital projects						
– West Island Line / South Island Line	**25**	**–**	**–**	**17**	**(15)**	**27**
– AsiaWorld-Expo Station Project	**3**	**(3)**	**–**	**–**	**–**	**–**
	104	**(3)**	**50**	**56**	**(15)**	**192**
2003						
Deferred finance charges	72	–	10	(6)	–	76
Expenditure on proposed capital projects						
– Tung Chung Cable Car Project	17	(17)	–	–	–	–
– West Island Line / South Island Line	16	–	–	30	(21)	25
– AsiaWorld-Expo Station Project	–	–	–	3	–	3
– Other	1	–	–	–	(1)	–
	106	(17)	10	27	(22)	104

Merger studies comprise external consultancy, direct staff costs and expenses in relation to the studies on the potential merger between the Company and Kowloon-Canton Railway Corporation ("KCRC"). On 24 February 2004, the Government announced its decision to invite the Company and KCRC to commence discussions on a possible merger for which a joint proposal was submitted to the Government on 16 September 2004. Concurrent with the submission of the proposal, the Company has been negotiating with the Government on the terms of the possible merger. Presently, the joint merger proposal is being considered by the Government, whilst the Company's discussion with the Government on the terms of the merger is continuing.

The expenditure incurred on the proposed Shenzhen Metro Line 4 ("Line 4") Project was capitalised as deferred expenditure following the signing of an Agreement in Principle to construct Phase 2 of Line 4 and to operate Line 4 for a term of 30 years with the Shenzhen Municipal People's Government in January 2004 (note 42D(i)).

Deferred expenditure relating to the AsiaWorld-Expo Station Project was transferred to Railway Construction in Progress upon signing of the project agreement with Hong Kong IEC Limited in March 2004.

18 Interest in non-controlled subsidiary

The Group and the Company had the following interest in a non-controlled subsidiary at 31 December 2004:

in HK$ million	The Group 2004	2003	The Company 2004	2003
Unlisted shares, *at cost*	–	–	24	24
Share of net assets	63	110	–	–
	63	110	24	24

Name of company	Issued and paid up ordinary share capital	Interest in equity shares held by the Company	Place of incorporation	Principal activities
Octopus Cards Limited	HK$42,000,000	57.4%	Hong Kong	Development and operation of smart card system

In June 1994, the Company entered into an agreement with four local transport companies, Kowloon-Canton Railway Corporation, The Kowloon Motor Bus Company (1933) Limited (subsequently replaced by KMB Public Bus Services Holdings Limited), Citybus Limited and The Hongkong and Yaumati Ferry Co., Limited (subsequently replaced by New World First Bus Services Limited and New World First Ferry Services Limited), to incorporate a company, Creative Star Limited, now Octopus Cards Limited ("OCL"), to undertake the development and operation of the "Octopus" contactless smart card ticketing system, which was initially used by the shareholding transport companies. Although the Company holds a majority interest in the issued shares of OCL, its appointees to the Board of Directors of OCL are limited to 49% of the voting rights at board meetings. The shareholders have agreed to provide the necessary funding to OCL for its operations and for the development of the "Octopus" system.

On 20 April 2000, OCL received approval from The Hong Kong Monetary Authority to become a deposit-taking company ("DTC") for purposes of extending the use of Octopus cards to a wider range of services, including those that are non-transport related. Prior to becoming a DTC, the Octopus card was exempted from the definition of "multi-purpose card" under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) on the basis that its use was restricted to transport related services only.

On 17 January 2001, the Company entered into a new Shareholders' Agreement with the other shareholders of OCL. Under this agreement, the Company disposed of a shareholding interest of 10.4% in OCL to certain other shareholders of OCL for a consideration of HK$16 million, together with a deferred consideration to be received in the event of OCL subsequently becoming a stock exchange listed company.

During the year ended 31 December 2004, OCL declared a dividend of HK$150 million out of its retained earnings, of which the Company's entitlement of HK$86 million has been included in amount due from non-controlled subsidiary. In addition, a total amount of HK$51 million *(2003: HK$46 million)* was paid by the Company to OCL in respect of the central clearing services provided by OCL to the Company. During the same period, load agent fees and fees for handling Octopus card issuance and refund amounting to HK$10 million *(2003: HK$10 million)* and HK$6 million *(2003: HK$5 million)* respectively were received from OCL in respect of services and facilities provided by the Company at various MTR stations.

During the year, services fees amounting to HK$2 million *(2003: HK$2 million)* were also received from OCL in respect of rental of computer equipment and services and warehouse storage space payable to the Company under a service agreement.

18 Interest in non-controlled subsidiary (continued)

The condensed profit and loss account and the balance sheet for OCL are shown below:

Profit and loss account

Year ended 31 December *in HK$ million*	**2004 (Audited)**	2003 (Audited)
Turnover	**207**	177
Other operating income	**77**	62
	284	239
Staff costs	**(66)**	(54)
Load agent fees and bank charges for add value services	**(41)**	(31)
Other expenses	**(47)**	(62)
Operating profit before depreciation	**130**	92
Depreciation	**(81)**	(80)
Operating profit before interest and finance charges	**49**	12
Net interest income	**28**	28
Profit before taxation	**77**	40
Income tax	**(8)**	(1)
Profit for the year	**69**	39
Group's share of profit before taxation	**44**	23
Dividend	**150**	-
Group's share of dividend	**86**	-

Balance sheet

at 31 December *in HK$ million*	**2004 (Audited)**	2003 (Audited)
Assets		
Fixed assets	**201**	243
Investments	**993**	704
Cash at banks and in hand	**259**	327
Other assets	**101**	91
	1,554	1,365
Liabilities		
Card floats and card deposits due to cardholders	**(1,208)**	(1,075)
Amounts due to shareholders	**(167)**	(22)
Other liabilities	**(68)**	(76)
	(1,443)	(1,173)
Net assets	**111**	192
Shareholders' funds		
Share capital	**42**	42
Retained profits	**69**	150
	111	192
Group's share of net assets	**63**	110

19 Investments in subsidiaries

The Company

in HK$ million	2004	2003
Unlisted shares, *at cost*	185	181
Less: Impairment losses	3	3
	182	178

The following list contains details of subsidiaries as at 31 December 2004, other than the non-controlled subsidiary the relevant details of which are disclosed in note 18. All of these are controlled subsidiaries as defined under note 1C and have been consolidated into the Group's financial statements.

		Proportion of ownership interest				
Name of company	Issued and paid up ordinary/registered share capital	Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Fasttrack Insurance Ltd.	HK$77,500,000	100%	100%	–	Bermuda	Insurance underwriting
MTR Corporation (C.I.) Limited	US$1,000	100%	100%	–	Cayman Islands	Finance
MTR Finance Lease (001) Limited *	US$1	100%	100%	–	Cayman Islands	Finance
MTR Engineering Services Limited	HK$1,000	100%	100%	–	Hong Kong	Engineering services
MTR Property Agency Co. Limited	HK$2	100%	100%	–	Hong Kong	Property agency
MTR Travel Limited	HK$2,500,000	100%	100%	–	Hong Kong	Travel services
MTR China Consultancy Company Limited	HK$1,000	100%	100%	–	Hong Kong	Railway consultancy services
MTR Consulting (Shenzhen) Co. Ltd. (Incorporated)	HK$1,000,000	100%	100%	–	The People's Republic of China	Railway consultancy services
MTR Consultancy (Beijing) Co. Ltd. (Incorporated)	HK$1,000,000	100%	100%	–	The People's Republic of China	Railway consultancy services
MTR Corporation (Singapore) Pte. Ltd. (Note i)	S$50,000	100%	100%	–	Singapore	Railway consultancy services
MTR (Shanghai Project Management) Limited	HK$1,000	100%	100%	–	Hong Kong	Railway consultancy services
Shanghai Hong Kong Metro Construction Management Co. Ltd. (Incorporated)	HK$15,000,000	60%	–	60%	The People's Republic of China	Railway construction management
Candiman Limited *	US$1	100%	100%	–	British Virgin Islands	Investment holding
MTR Corporation (Shenzhen) Limited (Incorporated) (Note ii)	HK$100,000,000	100%	–	100%	The People's Republic of China	Conduct early-stage preparatory work for Shenzhen Metro Line 4 project
MTR China Property Limited	HK$1,000	100%	100%	–	Hong Kong	Property management

19 Investments in subsidiaries (continued)

Name of company	Issued and paid up ordinary/registered share capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Beijing Premier Property Management Co. Ltd. * (Incorporated)	US$150,000	60%	–	60%	The People's Republic of China	Property management
Chongqing Premier Property Management Co. Ltd. * (Incorporated)	US$150,000	70%	–	70%	The People's Republic of China	Property management
Shenzhen Donghai Anbo Property Management Co. Ltd. * (Incorporated)	RMB3,000,000	51%	–	51%	The People's Republic of China	Property management
MTR (Beijing) Property Services Co. Limited * (Incorporated)	RMB3,000,000	100%	100%	–	The People's Republic of China	Property management
MTR Telecommunication Company Limited	HK$100,000,000	100%	100%	–	Hong Kong	Radio communication services
TraxComm Limited	HK$15,000,000	100%	100%	–	Hong Kong	Fixed telecommunication network services
Rail Sourcing Solutions (International) Limited	HK$2	100%	100%	–	Hong Kong	Global railway supply and sourcing services
MTR Corporation (UK) Limited *	GBP29	100%	100%	–	United Kingdom	Investment holding
MTR Corporation (IKF) Limited *	GBP29	100%	–	100%	United Kingdom	Investment holding
MTR Corporation (No. 2) Limited *	GBP1	100%	–	100%	United Kingdom	Investment holding
Hong Kong Cable Car Limited *	HK$1,000	100%	100%	–	Hong Kong	Dormant
Lantau Cable Car Limited *	HK$1,000	100%	100%	–	Hong Kong	Dormant
MTR (Estates Management) Limited *	HK$1,000	100%	100%	–	Hong Kong	Dormant
MTR (Shanghai Metro Management) Limited *	HK$1,000	100%	100%	–	Hong Kong	Dormant

* Subsidiaries not audited by KPMG. The financial statements of the subsidiaries not audited by KPMG reflect total net assets and total turnover constituting less than 1% of the respective consolidated totals.

(i) MTR Corporation (Singapore) Pte. Ltd. has been in dormant status since January 2005 and is currently in the process of de-registration.

(ii) The registered share capital of MTR Corporation (Shenzhen) Limited is HK$100 million and is to be paid up in four quarterly instalments of equal amount commencing from 4 March 2004. As of 31 December 2004, HK$75 million of MTR Corporation (Shenzhen) Limited's registered share capital has been paid up.

(iii) No dividend has been paid or is payable to the Company by the above subsidiaries for the year ended 31 December 2004 (2003: Nil).

20 Investments in held-to-maturity securities

Investments in held-to-maturity securities represents debt securities held by an overseas subsidiary for investment purpose and comprising:

The Group

in HK$ million	2004	2003
Held-to-maturity debt securities (All listed overseas):		
– maturing within 1 year	68	–
– maturing after 1 year	134	–
	202	–
Market value of listed held-to-maturity debt securities	201	–

21 Staff housing loans

The Group and The Company

in HK$ million	2004	2003
Balance at 1 January	67	84
Redemption	(13)	(9)
Repayment	(7)	(8)
Balance at 31 December	47	67

The Group and The Company

in HK$ million	2004	2003
Amounts receivable:		
– within 1 year	5	7
– after 1 year	42	60
	47	67

The MTR Staff Housing Loan Scheme, a Company financed scheme, was introduced in 1997 to replace, on a phased basis, the previous arrangements whereby interest subsidies were paid by the Company to eligible employees. All housing loans granted to employees carry interest either at the prevailing Best Lending Rate less 1.75% per annum or at the Company's Average Cost of Borrowings plus 0.75% per annum, and are secured by mortgage over the relevant properties.

22 Properties held for sale

The Group and The Company

in HK$ million	2004	2003
Properties held for sale		
– at cost	**597**	405
– at net realisable value	**218**	407
	815	812

The properties held for sale at 31 December 2003 and 2004 comprised residential units, retail and car parking spaces at the Olympic Station, Kowloon Station and Hang Hau Station developments. They are properties received by the Company, either as sharing in kind or as part of the profit distribution upon completion of the development (note 6). The properties are stated in the balance sheet at the lower of cost, which is deemed to be their net realisable value upon recognition (note 1(vii)), or their net realisable value at the balance sheet date. Net realisable value represents the estimated selling price less costs to be incurred in selling the properties. The net realisable values as at 31 December 2003 and 2004 are determined by reference to an open market valuation of the properties as at those dates, undertaken by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors.

Properties held for sale at net realisable value are stated net of provision, made in order to state these properties at the lower of their cost and estimated net realisable value. Properties held for sale at year-end included reversal of prior periods' write-down of inventories to estimated net realisable value, amounting to HK$16 million *(2003: write-down of HK$16 million)*, recognised as an increase in the carrying value of inventories due to a rise in their estimated net realisable value.

23 Stores and spares

The Group and The Company

in HK$ million	2004	2003
Stores and spares expected to be consumed:		
– within 1 year	**142**	126
– after 1 year	**116**	136
	258	262
Less: Specific provision for obsolete stock	**10**	13
	248	249

Stores and spares expected to be consumed after 1 year comprise mainly contingency spares and stocks kept to meet cyclical maintenance requirements.

24 Debtors, deposits and payments in advance

	The Group		*The Company*	
in HK$ million	2004	2003	2004	2003
Debtors (net of specific allowances for bad and doubtful debts), deposits and payments in advance relate to:				
– Property development projects	**282**	364	**282**	364
– Railway operations and other projects	**994**	789	**989**	796
	1,276	1,153	**1,271**	1,160

The Group's credit policy in respect of receivables arising from its principal activities are as follows:

(i) Rentals, advertising and telecommunications fees are billed monthly with due dates ranging from 7 to 50 days. Tenants of the Group's investment properties and station kiosks are required to pay three months' rental deposit upon the signing of lease agreements.

(ii) Amounts receivable under interest rate and currency swap agreements with financial institutions are due in accordance with the respective terms of the agreements.

24 Debtors, deposits and payments in advance (continued)

(iii) Debtors in relation to contracts and capital works entrusted to the Group, subject to any agreed retentions, are due within 21 days upon the certification of work in progress.

Fare revenue is collected either in cash for single and two-ride tickets or through Octopus Cards with daily settlement.

The ageing analysis of debtors included above is as follows:

	The Group		The Company	
in HK$ million	**2004**	2003	**2004**	2003
Amounts not yet due	**690**	775	**681**	772
Overdue by 30 days	**106**	67	**103**	65
Overdue by 60 days	**20**	16	**14**	16
Overdue by 90 days	**6**	9	**6**	8
Overdue by more than 90 days	**70**	10	**70**	9
Total debtors	**892**	877	**874**	870
Deposits and payments in advance	**286**	237	**299**	251
Prepaid pension costs	**98**	39	**98**	39
	1,276	1,153	**1,271**	1,160

As at 31 December 2004, all debtors, deposits and payments in advance were expected to be recovered within one year except for HK$161 million *(2003: HK$238 million)* included in the amounts relating to railway operations and other projects, which were expected to be recovered after one year.

Included in amounts not yet due are HK$263 million *(2003: HK$328 million)* receivable from property purchasers, which are due for payment in accordance with the terms of individual agreements on sales and purchases.

25 Amounts due from the Government and other related parties

	The Group		The Company	
in HK$ million	**2004**	2003	**2004**	2003
Amounts due from:				
– the Government	**36**	68	**36**	68
– the Housing Authority	**10**	11	**10**	11
– the Kowloon-Canton Railway Corporation ("KCRC")	**–**	3	**–**	3
– non-controlled subsidiary	**87**	2	**87**	2
– other subsidiaries of the Company (net of provision for losses)	**–**	–	**142**	91
	133	84	**275**	175

The amount due from the Government relates to outstanding receivable and retention, as well as provision for contract claims recoverable from the Government, in connection with infrastructure works entrusted to the Company.

The amount due from the Housing Authority relates to site formation works entrusted to the Company by the Housing Authority in respect of the Tseung Kwan O Extension Project.

The amount due from KCRC relates to works entrusted to the Company in connection with the provision of interchange stations between the MTR and KCRC systems.

As at 31 December 2004, the contract retentions on the above entrusted works due for release after one year were HK$4 million *(2003: HK$6 million)*. All other amounts due from the Government and other related parties were expected to be received within 12 months.

26 Cash and cash equivalents

in HK$ million	The Group 2004	The Group 2003	The Company 2004	The Company 2003
Deposits with banks and other financial institutions	**84**	135	**84**	135
Cash at banks and in hand	**185**	241	**53**	40
Cash and cash equivalents in the balance sheet	**269**	376	**137**	175
Bank overdrafts (Note 27B)	**(11)**	(12)	**(11)**	(12)
Cash and cash equivalents in the cash flow statement	**258**	364	**126**	163

During the year, the Group recognised property development profit out of deferred income and received properties as sharing in kind totalling HK$2,609 million *(2003: HK$5,320 million)*, which were transactions not involving movements of cash or cash equivalents.

27 Loans and obligations under finance leases

A By type

The Group

in HK$ million	*Balance at year end closing rate* 2004	Exchange (gain)/loss on related forward exchange contracts 2004	Balance 2004	Balance 2003
Capital market instruments				
Listed or publicly traded:				
US dollar Yankee notes due 2005	**2,332**	**(8)**	**2,324**	2,324
US dollar Global notes due 2009	**5,832**	**2**	**5,834**	5,834
US dollar Global notes due 2010	**4,665**	**14**	**4,679**	4,677
Debt issuance programme notes due 2005	**194**	**-**	**194**	194
Debt issuance programme (Eurobond due 2014)	**4,665**	**(2)**	**4,663**	-
	17,688	**6**	**17,694**	13,029
Unlisted:				
Debt issuance programme notes due 2004 to 2019	**4,918**	**-**	**4,918**	6,730
HK dollar notes due 2004 to 2008	**1,500**	**-**	**1,500**	2,350
HK dollar retail bonds due 2004 to 2006	**2,250**	**-**	**2,250**	3,500
	8,668	**-**	**8,668**	12,580
Total capital market instruments	**26,356**	**6**	**26,362**	25,609
Bank loans and overdrafts	**3,649**	**(26)**	**3,623**	5,911
	30,005	**(20)**	**29,985**	31,520
Obligations under finance leases (Note 27C)	**393**	**-**	**393**	505
Total	**30,398**	**(20)**	**30,378**	32,025

27 Loans and obligations under finance leases (continued)

The Company

in HK$ million	Balance at year end closing rate 2004	Exchange (gain)/loss on related forward exchange contracts 2004	Balance 2004	Balance 2003
Capital market instruments				
Listed or publicly traded:				
US dollar Yankee notes due 2005	2,332	(8)	2,324	2,324
US dollar Global notes due 2009	5,832	2	5,834	5,834
US dollar Global notes due 2010	4,665	14	4,679	4,677
Debt issuance programme notes due 2005	194	-	194	194
	13,023	8	13,031	13,029
Unlisted:				
Debt issuance programme notes due 2004 to 2018	667	(2)	665	1,631
	667	(2)	665	1,631
Total capital market instruments	13,690	6	13,696	14,660
Bank loans and overdrafts	3,649	(26)	3,623	5,911
	17,339	(20)	17,319	20,571
Obligations under finance leases (Note 27C)	393	-	393	505
Total	17,732	(20)	17,712	21,076

As at 31 December 2004, the Group had available undrawn committed bank loan facilities amounting to HK$5,815 million *(2003: HK$6,700 million)*. In addition, the Group had a number of uncommitted facilities with undrawn amounts totalling HK$10,536 million *(2003: HK$12,728 million)*, comprising a debt issuance programme and short-term bank loan facilities.

B By repayment terms

The Group

in HK$ million	Capital market instruments 2004	Bank loans and overdrafts 2004	Obligations under finance leases 2004	Total 2004	Total 2003
Long-term loans and obligations under finance leases					
Amounts repayable beyond 5 years	13,410	92	-	13,502	14,258
Amounts repayable within a period of between 2 and 5 years	6,334	2,595	141	9,070	8,440
Amounts repayable within a period of between 1 and 2 years	2,450	605	131	3,186	4,512
Amounts repayable within 1 year	4,168	320	121	4,609	4,450
	26,362	3,612	393	30,367	31,660
Bank overdrafts	-	11	-	11	12
Short-term loans	-	-	-	-	353
	26,362	3,623	393	30,378	32,025

27 Loans and obligations under finance leases (continued)

The Company

in HK$ million	Capital market instruments 2004	Bank loans and overdrafts 2004	Obligations under finance leases 2004	Total 2004	Total 2003
Long-term loans and obligations under finance leases					
Amounts repayable beyond 5 years	5,144	92	–	5,236	11,159
Amounts repayable within a period of between 2 and 5 years	5,834	2,595	141	8,570	5,490
Amounts repayable within a period of between 1 and 2 years	–	605	131	736	2,912
Amounts repayable within 1 year	2,718	320	121	3,159	1,150
	13,696	3,612	393	17,701	20,711
Bank overdrafts	–	11	–	11	12
Short-term loans	–	–	–	–	353
	13,696	3,623	393	17,712	21,076

The amounts repayable within 1 year in respect of long-term loans and obligations under finance leases are included in long-term loans as these amounts are intended to be refinanced on a long-term basis.

C Obligations under finance leases

As at 31 December 2004, the Group and the Company had obligations under finance leases repayable as follows:

The Group and The Company

in HK$ million	Present value of the minimum lease payments 2004	Interest expense relating to future periods 2004	Total minimum lease payments 2004	Present value of the minimum lease payments 2003	Interest expense relating to future periods 2003	Total minimum lease payments 2003
Amounts repayable within a period of between 2 and 5 years	141	9	150	272	28	300
Amounts repayable within a period of between 1 and 2 years	131	19	150	121	29	150
Amounts repayable within 1 year	121	29	150	112	38	150
	393	57	450	505	95	600

Obligations under finance lease are the Group's and the Company's commitments to make future payments to New Hong Kong Tunnel Company Limited under the agreement for the Eastern Harbour Crossing which is treated as a finance lease (note 14F).

27 Loans and obligations under finance leases (continued)

D Bonds and notes issued and redeemed

Bonds and notes issued during the year ended 31 December 2003 and 2004 comprise:

The Group

in HK$ million	2004 Principal amount	2004 Net consideratio received	2003 Principal amount	2003 Net consideration received
Debt issuance programme notes	**5,158**	**5,109**	3,099	3,091

The above notes were issued by a subsidiary, MTR Corporation (C.I.) Limited. The notes issued are unconditionally and irrevocably guaranteed by the Company; and are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional, and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds received from the issues were on lent to the Company for general working capital, refinancing or other corporate purposes.

During the year, the Group redeemed HK$4,415 million *(2003: HK$500 million)* unlisted Hong Kong dollar notes upon maturity.

None of the Group's listed debt securities was redeemed during the year ended 31 December 2004.

E Guarantees

There were no guarantees given by the Government in respect of loan facilities as at 31 December 2004 and 2003.

F Interest rates

The total borrowings, excluding obligations under finance leases, of HK$29,985 million *(2003: HK$31,520 million)* comprise:

The Group

	2004 Loan amount *HK$ million*	2004 Interest rate *% p.a.*	2003 Loan amount *HK$ million*	2003 Interest rate *% p.a.*
Fixed rate loans and loans swapped to fixed rates	**21,959**	**2.2 – 8.4**	19,358	2.2 – 8.4
Variable rate loans and loans swapped from fixed rate	**8,026**	**(Note)**	12,162	(Note)
	29,985		31,520	

The Company

	2004 Loan amount *HK$ million*	2004 Interest rate *% p.a.*	2003 Loan amount *HK$ million*	2003 Interest rate *% p.a.*
Fixed rate loans and loans swapped to fixed rates	**9,293**	**2.2 – 8.4**	8,659	2.2 – 8.4
Variable rate loans and loans swapped from fixed rate	**8,026**	**(Note)**	11,912	(Note)
	17,319		20,571	

Note: Interest rates are determined by reference to either the Hong Kong prime rate, the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

28 Off-balance sheet financial instruments

The Group has employed off-balance sheet derivative instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposure. These instruments are used solely to reduce or eliminate the financial risk associated with the Group's liabilities and not for trading or speculation purposes.

The contracted notional amounts of derivative instruments outstanding by maturity and type at 31 December 2004 are as follows:

The Group and The Company

	2004				2003
	Maturing in				
Notional amount *in HK$ million*	Less than 2 years	2-5 years	Over 5 years	Total	Total
Foreign exchange forwards	**402**	**30**	**-**	**432**	921
Cross currency and interest rate swaps	**2,754**	**5,896**	**10,617**	**19,267**	13,379
Interest rate swaps and options	**9,950**	**2,527**	**2,246**	**14,723**	20,571
	13,106	**8,453**	**12,863**	**34,422**	34,871

There are four main categories of risk related to using derivative instruments, namely market risk, credit risk, operational risk and legal risk. Since the Group's policy is to employ derivative instruments purely for hedging purposes, it is not exposed to market risk because any change in market values will be offset by an opposite change in the market values of the underlying liabilities being hedged.

The Group manages credit risk by assigning limits to counter-parties and by dealing only with financial institutions with acceptable credit ratings. The Group further monitors its credit exposure by estimating the fair market values plus any potential adverse movement in the values of the derivative instruments employed. The Group has not experienced non-performance by any counter-party.

The Group has internal control measures designed to safeguard compliance with policies and procedures to minimise operational risk. Standardised or master agreements are used whenever practicable to reduce legal risk and credit exposure.

29 Creditors, accrued charges and provisions

	The Group		The Company	
in HK$ million	2004	2003	2004	2003
Creditors, accrued charges and provisions				
– Airport Railway Project	**89**	242	**89**	242
– Tseung Kwan O Extension Project	**223**	256	**223**	256
– Property Projects	**483**	359	**483**	359
– Railway operations and other projects	**2,192**	2,495	**1,960**	2,408
Gross amount due to customers for contract work	**47**	68	**-**	7
	3,034	3,420	**2,755**	3,272

The above amounts are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The aggregate amount of costs incurred plus recognised profits less recognised losses to date, included in the gross amount due to customers for contract work at 31 December 2004, is HK$58 million *(2003: HK$121 million)*.

The gross amount due to customers for contract work at 31 December 2004 that is expected to be settled after more than one year is HK$47 million *(2003: HK$56 million)*.

29 Creditors, accrued charges and provisions (continued)

The analysis of creditors included above by due dates is as follows:

in HK$ million	The Group 2004	The Group 2003	The Company 2004	The Company 2003
Due within 30 days or on demand	**563**	541	**414**	516
Due after 30 days but within 60 days	**509**	590	**474**	559
Due after 60 days but within 90 days	**106**	75	**105**	74
Due after 90 days	**1,356**	1,767	**1,262**	1,681
	2,534	2,973	**2,255**	2,830
Rental and other refundable deposits	**369**	297	**369**	292
Accrued employee benefits	**131**	150	**131**	150
Total	**3,034**	3,420	**2,755**	3,272

Creditors, accrued charges and provisions in respect of the capital projects and other construction works include provisions for claims on completed contracts, which were capitalised as part of the related assets. Most of these claims have been resolved and it is anticipated that, subject to unforeseen circumstances, the remaining amount required to be paid will be sufficiently covered by the above mentioned provisions of the respective projects. The carrying amounts of such claim provisions and their movements are not separately disclosed in view of their commercial sensitivity.

As at 31 December 2004, all creditors, accrued charges and provisions were expected to be settled within one year except for HK$529 million *(2003: HK$729 million)* included in the amounts relating to railway operations and other projects, which were expected to be settled after one year. The amounts due after one year are mainly rental deposits received from shop and station kiosk tenants and advance income received from telecommunication services operators.

30 Contract retentions

The Group and The Company

in HK$ million	Due for release after 12 months	Due for release within 12 months	Total
2004			
Tseung Kwan O Extension Project	**-**	**41**	**41**
Property Projects	**-**	**-**	**-**
Railway operations and other projects	**71**	**128**	**199**
	71	**169**	**240**
2003			
Tseung Kwan O Extension Project	-	99	99
Property Projects	-	9	9
Railway operations and other projects	89	114	203
	89	222	311

31 Amounts due to the Government and other related parties

The following are amounts due to the Government and Airport Authority in respect of works entrusted to them by the Group and the amounts due to the subsidiaries:

	The Group		The Company	
in HK$ million	**2004**	2003	**2004**	2003
Amounts due to:				
– the Government	**–**	113	**–**	113
– the Airport Authority	**–**	48	**–**	48
– KCRC	**1**	–	**1**	–
– the Company's subsidiaries	**–**	–	**12,870**	11,074
	1	161	**12,871**	11,235

As at 31 December 2004, HK$1 million *(2003: HK$100 million)* due to the Government, Airport Authority and KCRC and HK$205 million *(2003: HK$125 million)* due to the subsidiaries are expected to be settled within one year.

The majority of the amounts due to the Company's subsidiaries relate to amount due to a subsidiary, MTR Corporation (C.I.) Limited, in respect of proceeds from bonds and notes issued by the subsidiary which were on-lent to the Company for its general corporate purposes (note 27D).

32 Deferred liabilities

The Group and The Company

in HK$ million	**2004**	2003
Estate management funds		
– Refundable deposits on managed properties	**50**	33
– Building maintenance and asset replacement reserve funds	**59**	53
	109	86

33 Deferred income

The Group and The Company

in HK$ million	**2004**	2003
Deferred income on property development (Note 16B)	**4,506**	4,924
Deferred income on lease out and lease back transaction (Note 14H)	**137**	141
Less: Amount recognised as income	**5**	4
	132	137
	4,638	5,061

34 Income tax in the balance sheet

A Current taxation in the consolidated balance sheet comprised overseas tax liabilities in respect of consultancy services income earned offshore, chargeable at the appropriate current tax rates of taxation ruling in the relevant countries.

B Deferred tax assets and liabilities recognised
The components of deferred tax assets and liabilities recognised in the balance sheet and the movements during the year are as follows:

The Group

in HK$ million	Deferred tax arising from: Depreciation allowances in excess of related depreciation	Revaluation of properties	Provision and other temporary differences	Tax losses	Total
2004					
At 1 January 2004	**8,753**	**4**	**(111)**	**(4,646)**	**4,000**
Charged/(credited) to consolidated profit and loss account	**270**	**–**	**(20)**	**441**	**691**
Charged to reserves (Note 36)	**–**	**58**	**–**	**–**	**58**
At 31 December 2004	**9,023**	**62**	**(131)**	**(4,205)**	**4,749**
2003					
At 1 January 2003	7,684	–	(83)	(4,349)	3,252
Charged/(credited) to consolidated profit and loss account	1,069	–	(28)	(297)	744
Charged to reserves (Note 36)	–	4	–	–	4
At 31 December 2003	8,753	4	(111)	(4,646)	4,000

The Company

in HK$ million	Deferred tax arising from: Depreciation allowances in excess of related depreciation	Revaluation of properties	Provision and other temporary differences	Tax losses	Total
2004					
At 1 January 2004	**8,753**	**4**	**(111)**	**(4,646)**	**4,000**
Charged/(credited) to profit and loss account	**259**	**–**	**(20)**	**467**	**706**
Charged to reserves (Note 36)	**–**	**58**	**–**	**–**	**58**
At 31 December 2004	**9,012**	**62**	**(131)**	**(4,179)**	**4,764**
2003					
At 1 January 2003	7,684	–	(83)	(4,349)	3,252
Charged/(credited) to profit and loss account	1,069	–	(28)	(297)	744
Charged to reserves (Note 36)	–	4	–	–	4
At 31 December 2003	8,753	4	(111)	(4,646)	4,000

34 Income tax in the balance sheet (continued)

in HK$ million	The Group 2004	The Group 2003	The Company 2004	The Company 2003
Net deferred tax asset recognised in the balance sheet	**(15)**	-	-	-
Net deferred tax liability recognised in the balance sheet	**4,764**	4,000	**4,764**	4,000
	4,749	4,000	**4,764**	4,000

35 Share capital, share premium and capital reserve

in HK$ million	2004	2003
Authorised:		
6,500,000,000 shares of HK$1.00 each	**6,500**	6,500
Issued and fully paid:		
5,389,999,974 shares *(2003: 5,288,695,393 shares)* of HK$1.00 each	**5,390**	5,289
Share premium	**3,691**	2,609
Capital reserve	**27,188**	27,188
	36,269	35,086

Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

New shares issued and fully paid up during the year comprise:

	Number of shares	Option/ scrip price *HK$*	Proceeds credited to: Share capital account *HK$ million*	Proceeds credited to: Share premium account *HK$ million*	Total *HK$ million*
Employee share options exercised	8,023,500	8.44	8	60	68
Issued as 2003 final scrip dividends	62,069,342	11.93	62	678	740
Issued as 2004 interim scrip dividends	31,211,739	12.00	31	344	375
	101,304,581		101	1,082	1,183

Outstanding share options under the Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme as at 31 December 2004 are disclosed in note 43.

36 Other reserves

The Group

in HK$ million	Investment property revaluation reserve	Fixed asset revaluation reserve	Retained profits	Total
2004				
Balance as at 1 January 2004	**6,682**	**18**	**15,506**	**22,206**
Dividends paid	**-**	**-**	**(2,231)**	**(2,231)**
Surplus on revaluation, net of deferred tax (Notes 14 and 34)	**2,486**	**273**	**-**	**2,759**
Profit for the year	**-**	**-**	**4,496**	**4,496**
Balance as at 31 December 2004	**9,168**	**291**	**17,771**	**27,230**
2003				
Balance as at 1 January 2003	6,406	24	13,234	19,664
Dividends paid	-	-	(2,178)	(2,178)
Surplus/(Deficits) on revaluation, net of deferred tax	276	(6)	-	270
Profit for the year	-	-	4,450	4,450
Balance as at 31 December 2003	6,682	18	15,506	22,206

The Company

in HK$ million	Investment property revaluation reserve	Fixed asset revaluation reserve	Retained profits	Total
2004				
Balance as at 1 January 2004	**6,682**	**18**	**15,305**	**22,005**
Dividends paid	**-**	**-**	**(2,231)**	**(2,231)**
Surplus on revaluation, net of deferred tax (Notes 14 and 34)	**2,486**	**273**	**-**	**2,759**
Profit for the year	**-**	**-**	**4,479**	**4,479**
Balance as at 31 December 2004	**9,168**	**291**	**17,553**	**27,012**
2003				
Balance as at 1 January 2003	6,406	24	13,104	19,534
Dividends paid	-	-	(2,178)	(2,178)
Surplus/(Deficits) on revaluation, net of deferred tax	276	(6)	-	270
Profit for the year	-	-	4,379	4,379
Balance as at 31 December 2003	6,682	18	15,305	22,005

The investment property and fixed asset revaluation reserves were set up to deal with the surpluses or deficits arising from the revaluation of investment properties and self-occupied office land and buildings respectively (note 1E).

The investment property and fixed asset revaluation reserves are not available for distribution to shareholders because they do not constitute realised profits. As at 31 December 2004, the total amount of reserves available for distribution to shareholders under the Hong Kong Companies Ordinance amounted to HK$17,553 million *(2003: HK$15,305 million)*.

Included in the Group's retained profits as at 31 December 2004 is an amount of HK$39 million *(2003: HK$86 million)*, being the retained profits attributable to the non-controlled subsidiary.

37 Retirement Schemes

The Company operates two occupational retirement schemes, the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme") and a top-up scheme, the MTR Corporation Limited Retention Bonus Scheme (the "RBS"). In addition, in accordance with the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Company has set up an MPF Scheme on 1 December 2000 by participating in a master trust scheme provided by an independent MPF service provider. Employees eligible to join the Retirement Scheme can choose between the Retirement Scheme and the MPF Scheme while temporary employees are required to join the MPF Scheme.

The assets of these schemes are held under the terms of separate trust arrangements so that the assets are kept separate from those of the Company.

A *Retirement Scheme*

The Retirement Scheme was established under trust at the beginning of 1977. The Retirement Scheme contains both defined benefit and defined contribution elements. The Retirement Scheme was registered under the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) ("ORSO") with effect from 31 October 1994. On 3 July 2000, exemption was granted by the MPF Authority to maintain the Retirement Scheme and offer it as an alternative to the MPF Scheme.

The Retirement Scheme provides both a hybrid benefit section and a defined contribution benefit section, offering benefits on retirement, permanent disability, death and leaving service to its members. The hybrid benefit section provides benefits based on the greater of a multiple of final salary and accumulated contributions with investment returns. The defined contribution benefit section, which was implemented on 1 April 1999, is a member choice plan which provides retirement benefits based on accumulated contributions and investment returns only. Promotees who are promoted after 1 April 1999 can choose to join either the defined contribution benefit section or to remain in the hybrid benefit section. As the hybrid benefit section was closed to new entrants on 31 March 1999, staff joining the Company on or after 1 April 1999 who would be eligible to join the Retirement Scheme can choose to join either the defined contribution benefit section or, commencing 1 December 2000, the MPF Scheme.

(a) The hybrid benefit section

Members' contributions to the hybrid benefit section are based on a fixed percentage of basic salary. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation. At 31 December 2004, the total membership was 5,966 *(2003: 6,093)*. In 2004, members contributed HK$67 million *(2003: HK$70 million)* and the Company contributed HK$224 million *(2003: HK$238 million)* to the hybrid benefit section. The net asset value of the hybrid benefit section as at 31 December 2004 was HK$5,365 million *(2003: HK$4,639 million)*.

(b) The defined contribution benefit section

Both members' and the Company's contributions to the defined contribution benefit section are based on fixed percentages of members' basic salary. As at 31 December 2004, the total membership under this section was 406 *(2003: 405)*. In 2004, total members' contributions were HK$6.4 million *(2003: HK$5.3 million)* and the total contribution from the Company was HK$13.3 million *(2003: HK$11.1 million)*. The net asset value as at 31 December 2004 was HK$74.8 million *(2003: HK$49.5 million)*.

According to the terms of the trust deed, forfeitures were transferred to the reserve account to be utilised at the discretion of the Company.

37 Retirement Schemes (continued)

(c) Actuarial valuations

Actuarial valuations are carried out annually in accordance with the ORSO. A full actuarial valuation of the Retirement Scheme, comprising both the hybrid and the defined contribution benefit sections, was carried out at 31 December 2004 by Towers, Perrin, Forster & Crosby, Inc., an independent firm of consulting actuaries, using the Attained Age Method. The principal actuarial assumptions used included a long-term rate of investment return net of salary increases of 2.0% *(2003: 2.0%)* per annum, together with appropriate allowances for expected rates of mortality, turnover, redundancy and retirement and an adjustment for salary increases expected over the short term. The actuary confirmed that, at the valuation date:

(i) the Scheme was solvent, with assets more than adequate to cover the aggregate value of members' vested benefits had all members left the Scheme; and

(ii) the value of the Scheme's assets was more than sufficient to cover the aggregate past service liability on the assumption that the Scheme continued in force.

B RBS

The RBS was established under trust as of 1 January 1995. The RBS is a defined benefit scheme and applies to all employees classified by the Company as staff working on designated projects and who are not on gratuity terms. The RBS provides for benefits to be payable only in the event of redundancy for accrued service up to 31 December 2002. The RBS was registered under the Occupational Retirement Schemes Ordinance with effect from 1 December 1995. As at 31 December 2004, there were 397 members *(2003: 424)* under the RBS.

The RBS is non-contributory for members. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation and are charged as part of the staff costs to various projects on the basis of the amount contributed. During 2004, the Company's contributions amounted to HK$2 million *(2003: HK$2 million)*. The net asset value of the RBS as at 31 December 2004 was HK$14 million *(2003: HK$14 million)*.

Actuarial valuations are carried out annually. A full actuarial valuation of the RBS was carried out at 31 December 2004 by Towers, Perrin, Forster & Crosby, Inc. using the Attained Age Method. The principal actuarial assumptions used included an expected weighted rate of investment return net of salary increases, of approximately -1.25% *(2003: 0%)* per annum, together with appropriate allowance for expected rates of redundancy. The actuary confirmed that, at the valuation date:

(i) due to the nature of the RBS which provides for benefits only on redundancy, there was no aggregate vested liability, and thus the RBS was technically solvent; and

(ii) the value of the RBS assets, together with the future contributions recommended by the actuary and to be adopted by the Company, would be sufficient to meet the liabilities of the RBS on an on-going basis.

C MPF Scheme

Effective from the MPF commencement date of 1 December 2000, the Company joined The Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority and authorised by the Securities and Futures Commission. As at 31 December 2004, the total number of employees of the Company participating in the MPF Scheme was 478 *(2003: 504)*. In 2004, total members' contributions were HK$1.6 million *(2003: HK$1.7 million)* and total contribution from the Company was HK$2.5 million *(2003: HK$2.0 million)*.

38 Defined benefit retirement plan obligations

The Group makes contributions to two defined benefit plans that provide benefits for employees upon retirement or termination of services for other reasons (note 37). The movements in respect of these defined benefit plans during the year are summarised as follows:

A The amounts recognised in the balance sheets:

The Group and The Company

in HK$ million	Retirement Scheme 2004	RBS 2004	Total 2004	Retirement Scheme 2003	RBS 2003	Total 2003
Present value of funded obligations	**5,456**	**7**	**5,463**	4,277	14	4,291
Fair value of plan assets	**(5,365)**	**(14)**	**(5,379)**	(4,638)	(14)	(4,652)
Net unrecognised actuarial gains/(losses)	**(188)**	**6**	**(182)**	322	2	324
Net (asset)/liability	**(97)**	**(1)**	**(98)**	(39)	2	(37)

The plans had no investment in shares or debt securities issued by the Company.

B Movements in the net (asset)/liability recognised in the balance sheets:

The Group and The Company

in HK$ million	Retirement Scheme 2004	RBS 2004	Total 2004	Retirement Scheme 2003	RBS 2003	Total 2003
At 1 January	**(39)**	**2**	**(37)**	1	2	3
Contributions paid to the Schemes	**(224)**	**(2)**	**(226)**	(238)	(2)	(240)
Expense recognised (Note 38C)	**166**	**(1)**	**165**	198	2	200
At 31 December	**(97)**	**(1)**	**(98)**	(39)	2	(37)

C Expense recognised in the consolidated profit and loss account:

in HK$ million	Retirement Scheme 2004	RBS 2004	Total 2004	Retirement Scheme 2003	RBS 2003	Total 2003
Current service cost	**228**	**-**	**228**	235	-	235
Interest cost	**222**	**1**	**223**	195	1	196
Expected return on plan assets	**(284)**	**(1)**	**(285)**	(232)	(1)	(233)
Net actuarial (gain)/loss recognised	**-**	**(1)**	**(1)**	-	2	2
Expense recognised (Note 38B)	**166**	**(1)**	**165**	198	2	200
Less: Amount capitalised	**28**	**(1)**	**27**	42	2	44
	138	**-**	**138**	156	-	156

The retirement expense is recognised under staff costs and related expenses in the consolidated profit and loss account.

38 Defined benefit retirement plan obligations (continued)

D *Actual gain/(loss) on plan assets*

in HK$ million	**2004**	2003
MTRCL Retirement Scheme	**527**	791
MTRCL Retention Bonus Scheme	**–**	–

E The principal actuarial assumptions used as at 31 December 2004 (expressed as weighted average) are as follows:

	Retirement Scheme **2004**	RBS **2004**	Retirement Scheme 2003	RBS 2003
Discount rate at 31 December	**4.25%**	**1.00%**	5.25%	1.25%
Expected rate of return on plan assets	**6.00%**	**1.50%**	6.00%	1.50%
Future salary increases	**4.00%**	**2.75%**	4.00%	1.50%

39 Construction projects

A Disneyland Resort Line

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Disneyland Resort Line was signed on 24 July 2002.

With the progress made on construction and equipment installation, the project is currently scheduled to complete on target on or before 1 July 2005. It is also currently forecast that the capital cost estimate of the project will not exceed the original budget of HK$2 billion.

At 31 December 2004, the Company had incurred expenditure of HK$1,409 million *(2003: HK$883 million)* on the project and had authorised outstanding commitments on contracts totalling HK$94 million *(2003: HK$446 million)* related to the project.

B Tung Chung Cable Car Project

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Tung Chung Cable Car Project was signed on 19 November 2003.

The project is currently on programme and is scheduled to be completed and opened for service in early 2006. The capital cost estimate for the project based on the defined scope of works and programme is currently estimated at HK$1 billion.

At 31 December 2004, the Company had incurred expenditure of HK$444 million *(2003: HK$137 million)* on the project and had authorised outstanding commitments on contracts totalling HK$367 million *(2003: HK$495 million)* related to the project.

C AsiaWorld-Expo Station Project

The Project Agreement between the Hong Kong IEC Limited and the Company for the design, construction, financing and operation of the AsiaWorld-Expo Station Project was signed on 17 March 2004.

Following the Agreement, the Company has carried out certain construction works and target completion is at the end of 2005. It is currently estimated that the Company will contribute approximately HK$0.2 billion to the capital cost of the project.

At 31 December 2004, the Company had incurred expenditure of HK$33 million *(2003: HK$3 million included in deferred expenditure)* on the project and had authorised outstanding commitments on contracts totalling HK$87 million *(2003: Nil)* related to the project.

40 Interests in jointly controlled operations

The Group has the following jointly controlled operations in respect of its property development projects as at 31 December 2004.

Location/ development package	Land use	Total gross floor area (sq. m.)	Actual or expected date of completion of construction works *
Hong Kong Station	Office / Retail / Hotel	415,894	By phases from 1998 – 2005
Kowloon Station			
Package One	Residential	147,547	Completed in 2000
Package Two	Residential	210,319	Completed in 2003
Package Three	Residential / Cross Border Bus Terminus	105,886	2005
Package Four	Residential	128,845	Completed in 2003
Package Five, Six and Seven	Residential / Office / Retail / Hotel / Serviced Apartment	504,350	By phases from 2007 – 2010
Olympic Station			
Package One	Residential / Office / Retail	309,069	Completed in 2000
Package Two	Residential / Retail	268,650	Completed in 2001
Package Three	Residential / Kindergarten	104,452	By phases from 2005 – 2006
Tsing Yi Station	Residential / Retail	292,795	Completed in 1999
Tung Chung Station			
Package One	Residential / Office / Retail / Hotel	361,686	By phases from 1999 – 2005
Package Two	Residential / Retail	255,949	By phases from 2002 – 2007
Package Three	Residential / Retail	413,154	By phases from 2002 – 2007
Hang Hau Station	Residential / Retail	142,152	Completed in 2004
Tiu Keng Leng Station	Residential / Retail	253,765	By phases from 2006 – 2007
Tseung Kwan O Station			
Area 55b	Residential / Retail	96,797	2006
Area 57a	Residential / Retail	29,642	2005
Choi Hung Park-and-Ride	Residential / Retail	21,538	2005

* Completion based on issuance of occupation permit

The Group's assets held in relation to these joint venture operations include various site foundation works and related staff and overhead costs. The costs incurred by the Group on each development package are set off against any up-front payments received from developers in relation to that development package, and the balance is shown on the balance sheet either as property development in progress or deferred income (note 16) as the case may be. As at 31 December 2004, total property development in progress in respect of these jointly controlled operations was HK$388 million *(2003: HK$540 million)* and total deferred income was HK$4,506 million *(2003: HK$4,924 million)*.

As the Group is not involved in the financing of the construction of the developments, the only financial liability in respect of these developments as at 31 December 2004 was HK$265 million *(2003: HK$108 million)* in respect of accruals related to property enabling works.

During the year ended 31 December 2004, profits of HK$4,568 million *(2003: HK$5,369 million)* were recognised (note 6).

41 Material related party transactions

The Financial Secretary Incorporated, which holds approximately 76% of the Company's issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions such as the payment of fees, taxes, leases and rates, etc. that arise in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to SSAP 20 "Related party disclosures" and are identified separately in these accounts.

Members of the Board and Members of the Executive Directorate, and parties related to them, are also considered to be related parties of the Group. Transactions with these parties, except for those involving a Member of the Board or his related parties where the relevant Member abstains from voting, are separately disclosed in the accounts.

Major related party transactions entered into by the Group in prior years which are still relevant for the current year include:

A The Company entered into the Airport Railway Agreement with the Government on 5 July 1995 for the construction of the Airport Railway. In addition to specifying the parameters for the design, construction and operation of the Tung Chung and Airport Express Lines, the Agreement also included provisions for the granting of land to the Company for property development (note 16).

B The Company entered into the TKE Project Agreement with the Government on 4 November 1998 for the design, construction, financing and operation of the Tseung Kwan O Extension and the granting of land for commercial and residential property developments along the railway extension.

C On 30 June 2000, the Appointed Day for the purposes of the Mass Transit Railway Ordinance, the Company was granted a franchise, for an initial period of 50 years, to operate the existing mass transit railway, and to operate and construct any extension to the railway. On the same day, the Company entered into an Operating Agreement with the Government which detailed provisions for the design, construction, maintenance and operation of the railway under the franchise. The Government has also acknowledged in the Operating Agreement that the Company will require an appropriate commercial rate of return on its investment in any new railway project (which would ordinarily be between 1% to 3% above the estimated weighted average cost of capital of the Company) and that financial and other support from the Government may be required.

D On 14 July 2000, the Company received a comfort letter from the Government pursuant to which Government agreed to extend the period of certain of the Company's land interests so that they are coterminous with the Company's initial 50-year franchise.

E On 24 July 2002, the Company entered into an agreement with the Government specifying the parameters for the design, construction, financing and operation of the Disneyland Resort Line (the "DRL Agreement"). In connection with the financing of the DRL Project, the Government agreed to provide financial support to the Company in order to bridge the funding gap between the Company's required rate of return of 11.25% per annum in respect of the DRL Project, and the projected return of the DRL pursuant to the terms of the Operating Agreement (note 41C). Such financial support, which amounted to HK$798 million at net present value on 1 January 2002, has been provided through the Government waivers of its entitlement to cash dividends in respect of its shareholding, commencing from the financial year ended 31 December 2002 and thereafter as is equivalent to the funding gap. Such financial support has been paid-up following Government's waiver of HK$37 million in respect of the final dividend for the financial year ended 31 December 2003 in this year (note 41J).

41 Material related party transactions (continued)

F *On 19 November 2003, the Company entered into a formal project agreement with the Government to develop, on a build,* operate and transfer basis, the Tung Chung Cable Car System together with a Theme Village at Ngong Ping on the Lantau Island *under a franchise granted by the Government for a period of 30 years commencing on 24 December 2003. Details of the project* are set out in note 39B.

During the year, the Group has had the following material related party transactions:

G In connection with the construction of various railway projects, certain essential project works are embedded within the infrastructure works to be undertaken by the Government or certain of its related parties. These works have been entrusted to the Government and its related parties and are payable on an actual cost basis according to architectural certifications. The Government and certain of its related parties, on the other hand, have entered into entrustment agreements with the Company for the construction of various other infrastructure works that are also reimbursable according to actual costs certified. Details of the amounts paid and the amounts receivable and payable as at 31 December 2004 are provided in notes 15, 25 and 31 respectively.

H The Company has business transactions with its non-controlled subsidiary in the normal course of operations, details of which are disclosed in note 18.

I The Group has paid remuneration to the Members of the Board and Members of the Executive Directorate. Details of these transactions are described in note 5A. In addition, the Members of the Executive Directorate were granted share options under the Company's Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme. Details of these directors' options are disclosed in note 5B and under the paragraph "Board Members and Executive Directorate's interests in shares" in the Report of the Members of the Board.

J *During the year, the following dividends were paid to or waived by the Government:*

in HK$ million	2004	2003
Cash dividends paid	**652**	-
Cash dividends waived (Note 41E)	**37**	675
Shares allotted in respect of scrip dividends	**1,014**	986
	1,703	1,661

During the year, HK$37 million *(2003: HK$675 million)* cash dividends were waived by the Government. Such amount *(2003: HK$664 million)*, together with HK$11 million *(2003: Nil)* brought forward from previous year, have been offset against the construction costs of the DRL Project (note 15).

42 Commitments

A Capital commitments

(i) Outstanding capital commitments as at 31 December 2004 not provided for in the accounts were as follows:

The Group and The Company

in HK$ million	Railway operations	Railway extension projects	Property development projects	Total
2004				
Authorised but not yet contracted for	**518**	**–**	**1,762**	**2,280**
Authorised and contracted for	**927**	**558**	**213**	**1,698**
	1,445	**558**	**1,975**	**3,978**
2003				
Authorised but not yet contracted for	470	–	1,817	2,287
Authorised and contracted for	892	941	70	1,903
	1,362	941	1,887	4,190

Included in the amounts authorised but not yet contracted for are costs that will not be subject to capital contracts such as staff costs, overhead expenses and capitalised interest.

(ii) The commitments under railway operations comprise the following:

The Group and The Company

in HK$ million	Improvement and enhancement works	Acquisition of property, plant and equipment	Total
2004			
Authorised but not yet contracted for	**388**	**130**	**518**
Authorised and contracted for	**232**	**695**	**927**
	620	**825**	**1,445**
2003			
Authorised but not yet contracted for	348	122	470
Authorised and contracted for	394	498	892
	742	620	1,362

(iii) Commitments in respect of jointly controlled operations have been included in the commitments for property development projects above and were as follows:

The Group and The Company

in HK$ million	**2004**	2003
Authorised but not yet contracted for	**1,762**	1,817
Authorised and contracted for	**204**	61
	1,966	1,878

42 Commitments (continued)

B Operating lease commitments

The Group had operating leases on office buildings and staff quarters as at 31 December 2004. The total future minimum lease payments under non-cancellable operating leases are payable as follows:

The Group and The Company

in HK$ million	**2004**	2003
Payable within one year		
Leases expiring within one year	**5**	3
Leases expiring between one to five years	**2**	3
	7	6
Payable after one but within five years	**1**	1
	8	7

The above includes HK$2 million *(2003: HK$3 million)* in respect of the office accommodation and quarters for construction project staff. The majority of the leases are subject to rent reviews.

C Liabilities and commitments in respect of property management contracts

The Group has, over the years, jointly developed with outside property developers certain properties above or adjacent to railway depots and stations. Under most of the development agreements, the Group retained the right to manage these properties after their completion. The Group, as manager of these properties, enters into services contracts with outside contractors for the provision of security, cleaning, maintenance and other services on behalf of the managed properties. The Group is primarily responsible for these contracts, but any contract costs incurred will be reimbursed by the owners and tenants of the managed properties from the management funds as soon as they are paid.

As at 31 December 2004, the Group had total outstanding liabilities and contractual commitments of HK$613 million *(2003: HK$490 million)* in respect of these works and services. Cash funds totalling HK$665 million *(2003: HK$568 million)* obtained through monthly payments of management service charges from the managed properties are held by the Group on behalf of those properties for settlement of works and services provided.

D Investments in China

(i) Investment in Line 4 of Shenzhen Metro System ("Shenzhen Line 4")

In January 2004, the Company entered into an Agreement in Principle for a Build-Operate-Transfer ("BOT") project with the Shenzhen Municipal People's Government in respect of the construction of Phase 2 of Shenzhen Line 4 of the proposed Shenzhen Metro System and the operation of the entire line for a term of 30 years. The project is subject to a Concession Agreement with the Shenzhen Municipal People's Government and the necessary government approvals, including that from the Central Government.

Shenzhen Line 4 is a 21-kilometre urban railway running from Huanggang to Longhua New Town in Shenzhen, forming the major north-south railway corridor of the Shenzhen Special Economic Zone. Phase 2 of Shenzhen Line 4 is targeted to complete in late 2008 and upon completion, both Phases 1 and 2 will be operated by the Company's subsidiary established in Shenzhen. Total investment of the project is estimated at RMB 6 billion (HK$5.66 billion) which will be financed by equity capital of RMB 2.4 billion (HK$2.26 billion) and the balance by non-recourse bank loans in RMB. The project will be implemented with associated property developments comprising 2.9 million square metres of commercial and residential space along the railway.

As of 31 December 2004, total costs of HK$51 million *(2003: Nil)* incurred for the project have been included in deferred expenditure and the Company had further commitment on contracts totalling HK$10 million *(2003: Nil)* in relation to this project.

42 Commitments (continued)

(ii) Investment in Beijing Metro Line 4 Project ("Beijing Line 4")

In December, an Agreement in Principle was entered into between the Company, Beijing Infrastructure Investment Co Ltd. ("BIIC") and Beijing Capital Group ("BCG"), both are subsidiaries of the Beijing Municipal People's Government, to form a Public-Private-Partnership company ("PPP") for the investment in the Beijing Line 4 project, which involves the investment, construction and operation of the line for a term of 30 years. The project is subject to a Concession Agreement with the Beijing *Municipal People's Government and approval from the Central Government.*

Beijing Metro Line 4 project is a 29-kilometre new underground metro line running from Majialou Station to Longbeicun Station, forming a main north-south traffic artery of Beijing. The total investment for the Beijing Line 4 project is about RMB 15.3 billion (HK$14.4 billion), 70% of which will be funded by the Beijing Municipal People's Government. The PPP's investment will be approximately RMB 5 billion (HK$4.7 billion), contributing to approximately one-third of the total investment in the project. Both the Company and BCG will each own 49% of the PPP whilst BIIC will own the remaining 2% interest. The PPP has a registered capital of approximately RMB 1.5 billion (HK$1.42 billion), about RMB 735 million (HK$693 million) of which will be owned by the Company. The remaining two-thirds of the PPP's investment is expected to be funded by non-recourse bank loans.

43 Employee Share Option Schemes

A Pre-Global Offering Share Option Scheme

In connection with the Initial Public Offering ("IPO") and Stock Exchange listing of the Company's shares in October 2000, a Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") was established. Under the Pre-IPO Option Scheme, a total of 769 employees including all the Members of the Executive Directorate, except C K Chow and Lincoln K K Leong who were appointed on 1 December 2003 and 1 February 2002 respectively, were granted on 20 September 2000 options to purchase an aggregate of 48,338,000 shares, representing 0.9% of the issued share capital of the Company as at 31 December 2004. The options carry an exercise price of HK$8.44 per share, which was equivalent to 90% of the IPO offer price of HK$9.38 per share. The options may be exercised prior to 11 September 2010, subject to the vesting provisions under the Scheme. As of 31 December 2004, all options granted under the Pre-IPO Option Scheme have been vested.

In 2004, no options were vested and a total of 8,023,500 previously vested share options have been exercised. The weighted average closing price in respect of the share options exercised during the year was HK$12.09 per share. In addition, no share options lapsed as a result of the resignation of option holders during the year. As at 31 December 2004, total options to subscribe for 17,206,000 *(2003: 25,229,500)* shares remained outstanding.

B New Joiners Share Option Scheme

In May 2002, the New Joiners Share Option Scheme (the "New Option Scheme") was adopted at the 2002 Annual General Meeting to provide share options to new members of the top and senior management of the Company who did not participate in the Pre-IPO Option Scheme. Under the Rules of the New Option Scheme, a maximum of 5,056,431 shares, which represent 0.1% of the issued share capital of the Company as at 31 December 2004, may be issued pursuant to the exercise of options granted under the New Option Scheme. Options granted will be evenly vested in respect of their underlying shares over a period of three years from the date on which the relevant option is offered. The exercise price of any option granted under the New Option Scheme is to be determined by the Company upon the offer of grant of the option and which should not be less than the greatest of (i) the average closing price of an MTR share for the five business days immediately preceding the day of offer of such option; (ii) the closing price of an MTR share on the day of offer of such option, which must be a business day; and (iii) the nominal value of an MTR share.

On 1 August 2003, a total of 5 employees, including Lincoln K K Leong, a Member of the Executive Directorate, were granted options to purchase an aggregate of 1,561,200 shares at an exercise price of HK$9.75 per share, being the closing price of an MTR share on the day of offer. The options are exercisable on or prior to 14 July 2013.

In 2004, 521,000 options to subscribe for shares were vested. However, none of the share options vested so far have been exercised and no share options lapsed during the year. As at 31 December 2004, total options to subscribe for 1,561,200 *(2003: 1,561,200)* shares remained outstanding.

44 Subsequent events

A On 24 January 2005, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site F of Tseung Kwan O Town Lot No. 70, Area 86, at an assessed land premium of HK$2,319 million together with other ancillary terms and conditions as specified in the modification letter to be entered into between the Company and the Government. On 8 February 2005, a Development Agreement was entered into between the Company and City Investments Limited, a subsidiary of Cheung Kong (Holdings) Ltd. to jointly develop this site under which the Company will pay half of the land premium. The site involves accommodation and facilities with a total gross floor area of not less than 136,540 square metres comprising 2,096 residential flats, a 31,000-square metre home for the aged and about 500 square metres of retail space. The development is expected to be completed in 2008.

B On 7 February 2005, the Company and its PPP partners initialed the Concession Agreement for the Beijing Metro Line 4 project (note 42D(ii)) with the Beijing Municipal People's Government.

45 Recently issued accounting standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group did not apply early adoption of these new HKFRSs to its financial statements for the year ended 31 December 2004. However, the Group has been carrying out an assessment of the impact of these new HKFRSs and has so far concluded that the adoption of the revised standards may have significant impact to its consolidated accounts as described below:

A Hong Kong Accounting Standard 40 ("HKAS 40") on investment property

The adoption of HKAS 40 would require all revaluation gains or losses of investment properties to be taken directly to the Profit and Loss Account ("P&L"), whereas under the old standards such changes are generally taken to the revaluation reserve account on a portfolio basis. The volatility of property prices therefore could have significant impact on the level and consistency of the Company's future operating profits.

B Hong Kong Accounting Standards 32 & 39 ("HKASs 32 & 39") on financial instruments

The adoption of HKASs 32 and 39 would require all financial instruments which the Company is using to hedge the interest rate and currency risks of its borrowings to be marked to market, with change in their fair values recognised in the P&L directly. The standard allows the application of hedge accounting, that is, to use the change in fair value of the underlying hedged items to offset this impact. Should there be inefficiency in the hedging relationship to the extent that the opposing impacts do not cancel each other out, there will be a net residual impact to the P&L. Given that hedge efficiency is affected by a number of factors including the nature of the hedging relationship, direction of interest rates and changes in foreign exchange rates, it is difficult to forecast and control this residual impact.

It should be noted, however, that both of these accounting changes are non-cash items and hence do not affect cash flow.

The Group will continue to assess the impact of other new HKFRSs and other changes may be identified as a result. However, it is not expected that these will have a significant impact on the Group's consolidated accounts.

46 Approval of accounts

The accounts were approved by the Board on 1 March 2005.

Unaudited supplementary information for US bond holders

The Group's financial statements are prepared in accordance with the accounting principles generally accepted applicable in Hong Kong ("HK GAAP"), which differ in certain significant respects from those applicable in the United States ("US GAAP"). The significant differences relate principally to the following items, and the adjustments considered necessary to restate profit ("net income") and shareholders' funds ("shareholders' equity") in accordance with US GAAP are shown in the tables set out below.

A Revenue recognition on property developments

Under HK GAAP, where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognised when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development. In addition, under HK GAAP, where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognised based on the fair value of such assets at the time of receipt. Under US GAAP, such profits would be recognised during construction of the property on a percentage-of-completion basis. Accordingly, the balances of debtors and creditors would be increased by HK$243 million and HK$897 million respectively at 31 December 2003 and HK$237 million and HK$1,276 million respectively at 31 December 2004.

B Telford headquarters redevelopment

The Group entered into a joint venture agreement with a property developer to redevelop the headquarters building. Under HK GAAP, the redeveloped headquarters building retained by the Group was recorded as an addition of land and buildings at open market value. The shopping centre and cash received from the developer, net of related costs, were recognised as property development profits. Under US GAAP, the redevelopment would be accounted for as a non-monetary transaction, and such redevelopment would be recorded at historical cost with no profit recognition thereon.

C Asset revaluations and depreciation

Under HK GAAP, investment properties are stated on the basis of appraised value, and depreciation expense is not provided on such properties. Also under HK GAAP, self-occupied land and buildings are stated at their open market values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Under US GAAP, such revaluations are not permitted. Accordingly, for the purposes of the reconciliation between HK GAAP and US GAAP, the properties of the Group, which are stated at appraised or open market value, have been restated at historical cost less accumulated depreciation. Depreciation has been based on the historical cost of the properties and the shorter of the unexpired lease term or useful life of 50 years. The approximate gross historical cost of investment properties subject to depreciation under US GAAP, which are not depreciated under HK GAAP, amounted to HK$6,876 million and HK$6,908 million at 31 December 2003 and 2004, respectively.

D Depreciation of certain fixed assets

Prior to 1995, under HK GAAP, the historical cost of the Group's tunnel lining and underground civil structures was not depreciated. Under established industry practice in the United States for similar costs, depreciation is provided for financial accounting purposes over extended periods. For US GAAP purposes, the Group has depreciated such costs over a 100-year period.

Effective 1 January 1995, under HK GAAP, the Group re-appraised the estimated useful life of the tunnel lining and underground civil structures. In accordance with such re-appraisal, such costs are being depreciated over the number of years remaining using an original life of 100-year period. Such change in useful life was accounted for prospectively, with no cumulative adjustment recognised in 1995.

In addition, prior to 1995 under HK GAAP, the cost of leasehold land was not amortised based on assumed extensions of the leases. Under US GAAP, the amortisation of the historical cost of leasehold land is provided over the life of the leases, without any consideration of renewals.

Effective 1 January 1995, under HK GAAP, all leasehold land is amortised over the unexpired terms of the leases. This change in accounting policy under HK GAAP was applied prospectively, with no cumulative adjustment recognised in 1995.

E Pension costs

Under HK GAAP, the provision for the defined benefit element of the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme") was based on the contributions made to the Retirement Scheme. The adoption of the new Statement of Standard Accounting Practice ("SSAP") 34 under HK GAAP has resulted in the provisions for deficiency of the Retirement Scheme's present value of the defined benefit obligations over the fair value of the assets. Such transitional liability was recognised immediately against the opening balance of the retained profits as of 1 January 2002 under HK GAAP. Under US GAAP, the defined benefit element of the Retirement Scheme is recognised as a charge to income over the employees' approximate service period, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87. SFAS No.87 focuses on the Retirement Scheme's benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions. The actuarial valuation methods used are different under HK GAAP and US GAAP and so are the pension expenses recognised. As such, the transitional liability of HK$44 million recognised immediately against the opening balance of the retained profits under HK GAAP is reversed under US GAAP. Under US GAAP, the pension cost would be decreased by HK$74 million for the year ended 31 December 2003 and increased by HK$6 million for the year ended 31 December 2004. Accordingly, the prepaid pension cost at 31 December 2003 and 2004 would be adjusted to accrued pension cost of HK$145 million and HK$80 million respectively.

F Income taxes

With effect from 1 January 2003, the Group's accounting policy for the recognition of deferred tax as set out in note 1R is adopted under HK GAAP. The adoption of this policy resulted in a decrease of HK$2,620 million to the balance of the shareholder's funds as of 1 January 2002. Under US GAAP, full provision is made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not "more likely than not" that such deferred tax assets will be realised. Under US GAAP, "more likely than not" is defined as a likelihood of more than 50 percent.

Since the adoption of the new accounting policy for deferred tax under HK GAAP, the remaining adjustment represents deferred tax liability recognised for temporary differences arising from adjustments to profit for the year under US GAAP.

G Capitalisation of certain costs

Under HK GAAP, certain costs of a non-incremental nature are capitalised relative to the Airport Railway Project and other capital projects. Under US GAAP, it is not permissible to capitalise these non-incremental costs. Accordingly, under US GAAP, fixed assets and railway construction in progress would be decreased by HK$1,229 million and HK$29 million respectively at 31 December 2003 and HK$1,210 million and HK$49 million respectively at 31 December 2004. The preponderance of the capitalised costs relating to the capital projects is incremental in nature and accordingly, is properly capitalised under both HK GAAP and US GAAP.

H Interest

Under HK GAAP, interest earned on funds obtained by the Group specifically for the construction of the Airport Railway prior to the date of expenditure for such purpose is credited to railway construction in progress related to the Airport Railway, the balance of which was transferred to fixed assets following the commission of the line in 1997. Interest earned for this purpose includes notional interest on funds temporarily applied by the Group for purposes other than related to the construction of the Airport Railway. Under US GAAP, actual interest earned is included in the determination of profit for such period, and notional interest on funds temporarily applied is not recognised.

I Stock based compensation

Under HK GAAP, share options granted by the Company and shares granted by the principal shareholder (defined as shareholding larger than 10%) for no consideration to the employees of the Company are not required to be recognised in the profit and loss account of the Company. Under US GAAP, such share options and shares granted are accounted for in accordance with Accounting Principles Board ("APB") Opinion 25 as contributions to capital with the offsetting charge to the profit and loss account as compensation expense. The compensation expense for the share grants is measured based on the quoted market price of the shares, and in case of share options, the difference between the quoted market price of the shares less the exercise price, at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known.

J Others

Other adjustments primarily represent the net effect of costs deferred under HK GAAP which are required to be recognised as expenses under US GAAP, and certain anticipated expenses recognised under HK GAAP which are not recognised as expenses under US GAAP until the related goods or services are received or provided. Under US GAAP, deferred liabilities would be decreased by HK$40 million and HK$42 million respectively at 31 December 2003 and 2004.

K Derivative instruments

Under US GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognised in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognised in the profit and loss account when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognised in earnings.

The Group uses derivative instruments to manage exposures to foreign currency and interest rate risks. The Group's objectives for holding derivatives are to minimise the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Under HK GAAP, derivative instruments are not required to be recorded on the balance sheet at fair value. Under US GAAP, assets and liabilities would be increased by HK$914 million and HK$1,280 million respectively at 31 December 2003 and HK$434 million and HK$601 million respectively at 31 December 2004.

L Other comprehensive income

Under US GAAP, the Group applies the provisions of SFAS No. 130 which requires the reporting of comprehensive income, which represents the change in equity of the Group during a period from transactions and other events and circumstances from nonowner sources. Such presentation is not required under HK GAAP. Other comprehensive income represents such changes in equity that are not included in the determination of net profit or loss. Other comprehensive income and accumulated other comprehensive income balances determined on a US GAAP basis are related solely to the net unrealised gain or loss on qualifying cash flow hedges, net of related income taxes. Such presentation is not required under HK GAAP.

Under US GAAP, other comprehensive income for the years ended 31 December 2003 and 2004 were HK$157 million (HK$130 million after tax) and HK$133 million (HK$110 million after tax) respectively. Accumulated other comprehensive income at 31 December 2003 and 2004 were HK$280 million (HK$231 million after tax) and HK$147 million (HK$121 million after tax) respectively.

M Lease out and lease back transaction

Under HK GAAP, where commitments by the Group to make long-term lease payments have been defeased by the placement of securities under the lease out and lease back transaction as described in note 14H, those commitments and securities are not recognised as obligations and assets of the Group, respectively. Under US GAAP, the securities are not allowed to offset with the commitments to make long-term lease payments as there is no legal right of offset. Accordingly, the securities placed to defease the lease obligations and the related commitments to make long-term lease payments would be reflected separately in the balance sheet and the net cash provided by financing activities and net cash used by investing activities would be increased by HK$3,781 million under US GAAP.

N Classification of items in the consolidated balance sheet

Under HK GAAP, amount due from non-controlled subsidiary, amounting to HK$2 million and HK$87 million at 31 December 2003 and 2004 respectively, is included in the balance of debtors, deposits and payments in advance as management considers that the receivable does not form part of the investment cost.

Under US GAAP, amount due from non-controlled subsidiary is included as a component of investment in non-controlled subsidiary.

O Recent accounting pronouncements

(i) SFAS No. 123 (revised)

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised), Shared-Based Payment. This Statement requires that the compensation cost relating to share-based payment transactions be recognised in the consolidated financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities will be required to apply this Statement as of the first interim or annual reporting period that begins after 15 June 2005. This Statement replaces SFAS No. 123 and supersedes APB Opinion 25. The Group has assessed the impact of adopting SFAS No. 123 (revised) and it believed that the adoption of this Statement would not have a material effect to the Company's consolidated financial statements.

O Recent accounting pronouncements (continued)

(ii) SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion 29. The guidance in APB Opinion 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be based on the fair value of the assets exchanged. This Statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary asset that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The Group currently does not have any material nonmonetary transactions that are within the scope of this Statement. Therefore, the application of this Statement will not have material effect to the Company's consolidated financial statements.

Reconciliation of Net Income to US GAAP

Year Ended 31 December *in $ million*	2003 HK$	**2004** **HK$**	**2004** **US$** (Note 1)
Profit for the year in accordance with HK GAAP	4,450	**4,496**	**578**
Adjustments required under US GAAP			
Revenue recognition on property developments	(3,522)	**(385)**	**(50)**
Depreciation on revalued properties and redevelopment	(38)	**(218)**	**(28)**
Depreciation on certain fixed assets	10	**11**	**1**
Difference in periodic pension cost	(74)	**6**	**1**
Capitalisation of certain costs	(19)	**(1)**	**–**
Interest	(19)	**(19)**	**(2)**
Stock based compensation	(19)	**(6)**	**(1)**
Derivative instruments	(22)	**66**	**9**
Other	–	**2**	**–**
Deferred tax accounting	(15)	**–**	**–**
Tax effect of above adjustments	637	**(78)**	**(10)**
Net income for the year in accordance with US GAAP	1,369	**3,874**	**498**
Basic and diluted earnings per share	HK$0.26	**HK$0.73**	**US$0.09**

Reconciliation of Shareholders' Equity to US GAAP

As of 31 December *in $ million*	2003 HK$	**2004** **HK$**	**2004** **US$** (Note 1)
Shareholders' funds in accordance with HK GAAP	57,292	**63,499**	**8,166**
Adjustments required under US GAAP			
Revenue recognition on property developments	(1,360)	**(1,745)**	**(224)**
Accumulated depreciation on revalued properties and redevelopment	(402)	**(620)**	**(80)**
Asset revaluation reserves	(6,704)	**(9,521)**	**(1,224)**
Accumulated depreciation on certain fixed assets	(761)	**(750)**	**(96)**
Difference in periodic pension cost	(184)	**(178)**	**(23)**
Capitalisation of certain costs	(1,258)	**(1,259)**	**(162)**
Interest	637	**618**	**79**
Derivative instruments	(366)	**(167)**	**(21)**
Other	40	**42**	**5**
Deferred tax liabilities	600	**561**	**72**
Shareholders' equity in accordance with US GAAP	47,534	**50,480**	**6,492**

Note:

1. For the convenience of readers, the US dollars equivalent was translated at HK$7.7756 which was the Hong Kong closing buying rate quoted from Reuters at 4 pm of 31 December 2004.

Glossary

Articles of Association	The articles of association of the Company
Board	The board of directors of the Company
Company or Corporation or MTR	*MTR Corporation Limited (地鐵有限公司), a company which was incorporated under the* Companies Ordinance (Chapter 32 of the Laws of Hong Kong) on 26 April 2000.
Computershare	Computershare Hong Kong Investor Services Limited
Customer Service Pledge	Annually published performance targets in accordance with the Operating Agreement
Director and Member of the Board	A member of the Board
FSI	The Financial Secretary Incorporated, a corporation solely established under the Financial Secretary Incorporation Ordinance (Chapter 1015 of the Laws of Hong Kong)
Government	The government of Hong Kong
Gross Debt-to-equity Ratio	Loans, obligations under finance leases and bank overdrafts as a percentage of the shareholders' funds
HKSE or Stock Exchange	The Stock Exchange of Hong Kong Limited
Hong Kong or Hong Kong SAR	The Hong Kong Special Administrative Region of the People's Republic of China
Interest Cover	Operating profit before depreciation divided by gross interest and finance charges before capitalisation
Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange
MTR Ordinance	The Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)
MTR Lines	Collective name for the Kwun Tong Line, Tsuen Wan Line, Island Line, Tung Chung Line and Tseung Kwan O Line
Net Debt-to-equity Ratio	Loans, obligations under finance leases and bank overdrafts net of cash and cash equivalents in the balance sheet as a percentage of the shareholders' funds
Octopus	Octopus Cards Limited
Operating Agreement	*The agreement entered into by the Company and the Secretary for Transport for and on behalf* of the Government on 30 June, 2000 for the operation of the Mass Transit Railway
Operating Margin	Operating profit from railway and related operations before depreciation as a percentage of turnover
Ordinary Shares	Ordinary shares of HK$1.00 each in the capital of the Company
Return on Average Shareholders' Funds	Profit attributable to shareholders as a percentage of the average of the beginning and closing shareholders' funds of the period
SEC	The U.S. Securities and Exchange Commission
Service Quality Index	A measure of customer satisfaction for the services provided by MTR Lines and Airport Express Line based on the service attributes (excluding fares) weighted by the corresponding importance from the customer research

地鐵公司
MTR Corporation

MTR Corporation Limited
MTR Tower, Telford Plaza,
Kowloon Bay, Hong Kong
GPO Box 9916, Hong Kong
Telephone (852) 2993 2111
Facsimile (852) 2798 8822

www.mtr.com.hk